CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT 99.2 BECAUSE IT BOTH (i) IS NOT MATERIAL AND (ii) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

Amended and Restated
Facilities Agreement

relating to

Two Degrees

Two Degrees Holdings Limited

Company

and

The financial institutions listed in schedule 2

Lenders

and

Bank of New Zealand

Facility Agent

and

Bank of New Zealand

Security Trustee

and

ING Bank N.V., Singapore Branch

Mandated Lead Arranger

Dated 30 July 2018 as amended and restated on the Amendment and Restatement Date

This Facilities Agreement is made on 30 July 2018 as amended and restated on the Amendment and Restatement Date

between	(1)	Two Degrees Holdings Limited (company number 7049033) (Company)

and	(2)	Two Degrees Mobile Limited (company number 1117222), Two Degrees New Zealand Limited (company number 1607458) and Two Degrees Networks Limited (company number 2193985) (Original Borrowers)

and	(3)	Two Degrees Mobile Limited (company number 1117222), Two Degrees New Zealand Limited (company number 1607458), Two Degrees Networks Limited (company number 2193985), TDNG No. 1 Limited (company number 6322414), TDRG Limited (company number 7041053) and Two Degrees Holdings Limited (company number 7049033) (Original Guarantors)

and	(4)	Bank of New Zealand (Initial Issuing Bank)

and	(5)	The financial institutions listed in schedule 2 (Lenders)

and	(6)	Bank of New Zealand (Facility Agent)

and	(7)	Bank of New Zealand (Security Trustee)

and	(8)	ING Bank N.V., Singapore Branch (Mandated Lead Arranger)

Introduction

The Lenders have agreed to make available to the Borrowers facilities of (in aggregate) up to NZ$285,000,000 upon the terms and subject to the conditions contained in this agreement.

It is agreed

1. Interpretation

1.1 Definitions

In this agreement, unless the context otherwise requires:

Acceptable Bank means a bank or financial institution which has a rating for its long-term unsecured and non credit-enhanced debt obligations of BBB- or higher by Standard & Poor's Rating Services or Fitch Ratings Ltd or Baa3 or higher by Moody's Investors Service Limited or a comparable rating from an internationally recognised credit rating agency.

Accession Deed means a deed substantially in the form set out in schedule 9.

Accordion Accession Lender has the meaning given to that term in clause 2.5.

Accordion Facility has the meaning given to that term in clause 2.5.

Accordion Facility Conditions Precedent means, in relation to an Accordion Facility, any document and other evidence specified as such in the relevant Accordion Facility Notice.

Accordion Facility Notice means a notice substantially in the form set out in schedule 13 (Form of Accordion Facility Notice).

Accordion Facility Terms means, in relation to an Accordion Facility:

(a) the name of the Accordion Facility;

(b) the Total Accordion Facility Commitments;

(c) the Margin;

(d) the level of commitment fee payable pursuant to clause 10.2 (Commitment fee) in respect of that Accordion Facility;

(e) the Borrower(s) to which that Accordion Facility is to be made available;

(f) the purpose(s) for which all amounts borrowed under that Accordion Facility shall be applied;

(g) the Availability Period;

(h) any Accordion Facility Conditions Precedent;

(i) the number of Advances which may be outstanding under that Accordion Facility at any time for the purposes of clause 6.6;

(j) the repayment, prepayment and cancellation terms for that Accordion Facility; and

(k) the Final Repayment Date,

each as specified in the Accordion Facility Notice relating to that Accordion Facility.

Accordion Lender has the meaning given to that term in clause 2.5.

Accordion Limit has the meaning given to that term in clause 2.5.

Accounting Standards means generally accepted accounting practice as defined in section 8 of the Financial Reporting Act 2013, including any International Financial Reporting Standards required to be applied in New Zealand.

Acquisition/Disposal/Indebtedness/Financial Support Threshold Amount means, at any time, the lower of:

(a) NZ$15,000,000; and

(b) 10% of EBITDA for the most recent Financial Year.

Additional Borrower means a company which becomes an additional Borrower in accordance with clause 27.1 (Additional Borrowers).

Additional Guarantor means a company which becomes an additional Guarantor in accordance with clause 27.3 (Additional Guarantors).

Advance means, in relation to a Facility, an advance made or to be made by the Lenders under that Facility, or, as the context may require, the principal amount thereof for the time being outstanding.

Aggregate Accordion Commitments has the meaning given to that term in clause 2.5.

Agreed Capital Expenditure means, in relation to any Financial Year, the amount(s) noted as being set aside for Capital Expenditure in the Annual Business Plan for that Financial  Year (which shall include details of the timing in which that Capital Expenditure is to be incurred and is to be paid in that Financial Year and, for the avoidance of doubt, includes any payments to be made to the Crown or to Hautaki Limited in connection with the Spectrum Management Rights and Licences) provided such amount(s) are agreed by the Majority Lenders in writing (such agreement not to be unreasonably withheld or delayed).

Amendment and Restatement Date means the "Effective Date" under and as defined in the Amendment and Restatement Deed.

Amendment and Restatement Deed means the amendment and restatement deed in respect of this agreement between the Finance Parties and the Obligors dated on or about 4 February 2020.

Ancillary Commitment means, in relation to an Ancillary Facility, the amount which the relevant Facility C Lender has agreed (whether or not subject to satisfaction of conditions precedent) to make available from time to time under that Ancillary Facility and which has been authorised as such under clause 3 (Ancillary Facilities), to the extent that amount is not cancelled or reduced under this agreement or the Ancillary Documents relating to that Ancillary Facility.

Ancillary Document means each document relating to or evidencing the terms of an Ancillary Facility.

Ancillary Facility means any ancillary facility made available by a Facility C Lender in accordance with clause 3 (Ancillary Facilities).

Ancillary Outstandings means, at any time, in relation to an Ancillary Facility, the aggregate of the following amounts outstanding under that Ancillary Facility:

(a) the principal amount under each overdraft facility and on-demand short term loan facility (net of any credit balances on any account of a Borrower of an Ancillary Facility with the relevant Facility C Lender making available that Ancillary Facility to the extent that such credit balance is freely available to be set-off by that Facility C Lender against liabilities owed to it by that Borrower under that Ancillary Facility);

(b) the face amount of each guarantee, bond and letter of credit under that Ancillary Facility (as reduced by a payment or repayment to the relevant Facility C Lender of the whole or the relevant portion of the face amount of the guarantee, bond or letter of credit or reduced by the relevant Borrower providing cash cover to that Facility C Lender for that guarantee, bond or letter of credit); and

(c) the amount fairly representing the aggregate exposure (excluding interest and similar charges) of the relevant Facility C Lender under each other type of accommodation provided under that Ancillary Facility, in each case as determined by the relevant Facility C Lender, acting reasonably in accordance with the relevant Ancillary Document.

Annual Business Plan means, in relation to a Financial Year, the business plan of the Group for that Financial Year provided to the Facility Agent in accordance with clause 14.1(a)(ii) incorporating, among other things, forecast financial statements for that Financial

Year and sufficient information to enable the Facility Agent to calculate the financial covenants contained in clauses 14.3(a) and clause 14.3(b) on a look forward basis, in a form acceptable to the Majority Lenders.

Arrangement Fee Letter means the arrangement fee letter dated 12 July 2018 between the Original Company and the Mandated Lead Arranger.

Associate means:

(a) in relation to an individual:

(i) his or her spouse and any child under the age of 18 or parent of the individual or of his or her spouse (together, his or her family);

(ii) the nominees of, and the trustees, acting in their capacity as such trustees, of any trust of which he or she or any of his or her family is a beneficiary, or, in the case of a discretionary trust, is a discretionary object (together, relevant trustees); and

(iii) any company which he or she and/or his or her family and/or relevant trustees have taken together control,

in each case from time to time; and

(b) in relation to a company, any direct or indirect subsidiary or direct or indirect holding company of it, and any subsidiary of any such holding company (the foregoing being its associated companies) and any company which it or any of its associated companies control (in each case from time to time);

and for the purposes of (a) and (b) above, a person shall be deemed to control a company if that person, directly or indirectly:

(i) controls the composition of a majority of the board of the company;

(ii) controls more than half of the voting power of the company;

(iii) holds legally or beneficially more than half of the issued share capital, or ordinary share capital, of the company; or

(iv) is a person in accordance with whose directions the board of directors of the company is accustomed to act.

Assumed Accordion Facility Commitments has the meaning given to that term in clause 2.10.

Authorised Signatories means, in relation to a Borrower (or another Obligor), any persons nominated by that Borrower (or Obligor) as its authorised signatories for the purposes of this agreement by notice to the Facility Agent accompanied by specimen signatures of those persons.

Availability Period means:

(a) in relation to Facility A, the period commencing on (and including) the date of this agreement and ending on the date falling two Business Days following the Amendment and Restatement Date;

(b) in relation to Facility B, the period commencing on (and including) Financial Close and ending 30 days prior to the Final Repayment Date in respect of Facility B; and

(c) in relation to Facility C (and each Ancillary Facility), the period commencing on (and including) Financial Close and ending on the Business Day prior to the Final Repayment Date in respect of Facility C; and

(d) in relation to each Accordion Facility, the period specified in the Accordion Facility Notice relating to the Accordion Facility.

Available Commitment means, at any time and in relation to a Facility and a Lender, that Lender's Commitment in relation to that Facility at that time less:

(a) its participation in any outstanding Utilisations under that Facility at that time; and

(b) in relation to any proposed Utilisation, the amount of its participation in any Utilisations that are due to be made under that Facility on or before the proposed Utilisation Date,

other than, in relation to any proposed Utilisation under Facility C only, that Lender's participation in any Facility C Utilisations that are due to be repaid or prepaid on or before the proposed Utilisation Date.

Backhaul means:

(a) indefeasible rights of use;

(b) backhaul capacity leases or licences; and/or

(c) other data and/or telecommunications transmission contracts, in each case whether domestic or international.

Bail-In Action means the exercise of any Write-down and Conversion Powers.

Bail-In Legislation means:

(a) in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time; and

(b) in relation to any other state, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation.

Basel III means:

(a) the agreements on capital requirements, a leverage ratio and liquidity standards contained in "The Basel Committee's response to the financial crisis: report to the G20", Basel III: A global regulatory framework for more resilient banks and banking systems:, "Basel III: International framework for liquidity risk measurement, standards and monitoring" and "Guidance for national authorities operating the countercyclical capital buffer published by the Basel Committee on Banking Supervision in December 2010, each as amended, supplemented or restated;

(b) the rules for global systemically important banks contained in "Global systemically important banks: assessment methodology and the additional loss absorbency requirement - Rules text" published by the Basel Committee on Banking Supervision in November 2011, as amended, supplemented or restated; and

(c) any and all other agreements, rules, guidance, regulations and/or standards published by the Basel Committee on Banking Supervision relating to "Basel III".

Base Rate means, in relation to a particular period (specified period) other than a period of 1 to 29 days, a period of 1 month or a period of 2 months either:

(a) the Screen Rate;

(b) if no Screen Rate is available for that specified period, the Interpolated Screen Rate for that period; or

(c) if there is no Screen Rate and it is not possible to calculate an Interpolated Screen Rate for that specified period, the Reference Bank Rate,

in each case as determined by the Facility Agent provided that if, in any such case, that rate is less than zero, the Base Rate shall be deemed to be zero.

In the case of a period of 1 to 29 days, the Base Rate means the Reference Bank Rate for the specified period.

In the case of a period of 1 or 2 months, the Base Rate means the higher of (x) the rate per annum determined in accordance with the above for the specified period and (y) the rate per annum determined in accordance with the above for a period of 3 months.

Borrower means each Original Borrower and each Additional Borrower that has not ceased to be a Borrower in accordance with clause 27.2 (Resignation of a Borrower).

Break Costs means the amount (if any) by which:

(a) the interest (excluding the Margin) which a Lender should have received for the period from the date of receipt of all or any part of its participation in an Advance to the last day of the current Interest Period in respect of that Advance, had the principal amount received been paid on the last day of that Interest Period;

exceeds:

(b) the amount which that Lender would be able to obtain by placing an amount equal to the principal amount received by it on deposit with a leading bank in the relevant interbank market for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.

It is an amount payable in lieu of interest which would otherwise have been paid.

Business Day means a day (other than a Saturday or Sunday) on which banks and foreign exchange markets are open for business in Auckland, Wellington, Sydney, Hamburg and Singapore.

Capital Expenditure means any expenditure which would in accordance with Accounting Standards be treated as capital expenditure in the audited consolidated financial statements of the Group, including (to the extent treated as capital expenditure in the audited consolidated financial statements of the Group) expenditure on the acquisition, development, maintenance, refurbishment or upgrading (including the purchase of new assets to replace obsolete assets) of capital assets (including Backhaul, equipment, machinery, fixed assets, real property investments, Spectrum Management Rights and Licences, other rights, other licences and improvements), any costs incurred in connection with that expenditure and any other payment for costs and expenses of a capital nature.

Cash means, at any time, cash in hand or at the bank to which a member of the Guaranteeing Group is beneficially entitled.

Cash Equivalent Investments means at any time:

(a) certificates of deposit issued by a bank or financial institution which has a rating of either A-1 or higher by Standard & Poor's Rating Services or F1 or higher by Fitch Ratings Ltd or P-1 or higher by Moody's Investor Services Limited;

(b) any investment in marketable debt obligations issued or guaranteed by a governmental agency or by an instrumentality or agency of any of them, in each case which has a rating of either A-1 or higher by Standard & Poor's Rating Services or F1 or higher by Fitch Ratings Ltd or P-1 or higher by Moody's Investor Services Limited, and not convertible or exchangeable to any other security;

(c) commercial paper not convertible or exchangeable to any other security:

(i) for which a recognised trading market exists; and

(ii) which has a credit rating of either A-1 or higher by Standard & Poor's Rating Services or F1 or higher by Fitch Ratings Ltd or P-1 or higher by Moody's Investor Services Limited, or, if no rating is available in respect of the commercial paper, the borrower of which has, in respect of its long-term unsecured debt obligations, an equivalent rating;

(d) any investment in money market funds which (i) have a credit rating of either A-1 or higher by Standard & Poor's Rating Services or F1 or higher by Fitch Ratings Ltd or P- 1 or higher by Moody's Investor Services Limited, (ii) invest substantially all of their assets in securities of the types described in paragraphs (a) to (c) above and can be turned into Cash on not more than 90 days' notice; and

(e) any other debt security with comparable credit metrics and characteristics (as reasonably determined by the Facility Agent),

to which any member of the Guaranteeing Group is beneficially entitled at that time.

Change of Control means:

(a) in relation to the Company or an Obligor, any person, other than a Shareholder of the Original Company (except for any Shareholder that holds shares pursuant to an LTI Plan) or its Related Bodies Corporate on the date of this agreement or any Subsidiary of any of them after the date of this agreement, becomes the holder or controller, whether directly or indirectly and whether through ownership, possession of voting power, contract or otherwise, of more than 50% of the shares in the Company or that Obligor (as the case may be); or

(b) in relation to Two Degrees Mobile Limited, the Company holds, whether directly or indirectly, less than 100% of the shares in Two Degrees Mobile Limited.

Commitment means, in relation to a Lender and any Facility at any time, the amount set out opposite its name in relation to that Facility (if any) in schedule 2, in each case at that time (as amended or deemed amended in accordance with this agreement including by the delivery of an Accordion Facility Notice).

Companies Act means the Companies Act 1993.

Compliance Certificate means a certificate delivered by the Company to the Facility Agent substantially in the form set out in schedule 6.

Controlled Group means each member of the Guaranteeing Group and each of their subsidiaries (as such term is defined in section 5 of the Companies Act).

Crown means Her Majesty the Queen in right of New Zealand.

Crown Arrangements means the contractual arrangements between the Crown and TIRS as at the date of this agreement, being:

(a) the 700 MHz Management Rights Agreement between the Crown, TIRS and (as at the date of this agreement) Two Degrees Networks Limited dated 24 October 2014;

(b) the power of attorney given by TIRS to the Crown in relation to the 700 MHz management rights agreement dated 20 October 2014; and

(c) the 700 MHz management rights memorandum of mortgage between TIRS and the Crown dated 24 October 2014,

in each case as amended or replaced from time to time.

CRD IV means Directive 2013/36/EU of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing Directive 2006/48/EC and 2006/49/EC.

CRR means Regulation (EU) no. 575/2013 of 26 June 2013 on prudential requirements for credit institutions and investment firms and amending regulation (EU) No. 648/2012.

Debt Obligations means any obligations for which a Borrower has issued debt instruments in the financial markets and which are normally rolled over or refinanced in the financial markets upon maturity.

Debt Purchase Transaction means, in relation to a person, a transaction where such person:

(a) purchases by way of assignment or transfer;

(b) enters into any sub-participation in respect of; or

(c) enters into any other agreement or arrangement having an economic effect substantially similar to a sub-participation in respect of,

any Commitment or amount outstanding under this agreement.

Debt Service means, for any period, the aggregate of:

(a) Net Interest Expense of the Guaranteeing Group for that period;

(b) all scheduled repayments of Finance Debt of the Guaranteeing Group paid by a member of the Guaranteeing Group during that period other than any repayments of Finance Debt under or in connection with the Subordinated Liabilities; and

(c) the principal component of payments in cash by the Guaranteeing Group under finance leases and similar arrangements.

Deed of Acknowledgment means the deed of acknowledgment dated 30 July 2018 between Huawei, Two Degrees Networks Limited, the Security Trustee and the Facility Agent.

Defaulting Finance Party means any Finance Party:

(a) which (in any capacity) has failed to make a payment when due under this agreement or has notified a Party that it will not make such a payment;

(b) which (in any capacity) has otherwise rescinded or repudiated a Finance Document; or

(c) which is an Issuing Bank which has failed to issue a Letter of Credit (or has notified the Facility Agent or the Company (which has notified the Facility Agent) that it will not issue a Letter of Credit) in accordance with clause 7.5 (Issue of Letters of Credit) or which has failed to pay a claim (or has notified the Facility Agent or the Company (which has notified the Facility Agent) that it will not pay a claim) in accordance with (and as defined in) clause 8.1 (Claims under a Letter of Credit); or

(d) which:

(i) is or is adjudicated to be insolvent;

(ii) applies or resolves to be wound up, given protection against creditors or placed in bankruptcy or any analogous process; or

(iii) is subject to the appointment of a liquidator, administrator, manager, trustee in bankruptcy or any analogous process,

unless, in the case of paragraphs (a) and (b) above:

(e) its failure to pay or to issue a Letter of Credit, is caused by:

(i) administrative or technical error; or

(ii) a Disruption Event; and

payment is made within 5 Business Days of its due date; or

(f) the Finance Party is disputing in good faith whether it is contractually obliged to make the payment in question.

Director's Certificate means a certificate in substantially the form set out in schedule 4.

Disruption Event means either or both of:

(a) a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Facilities (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the Parties; or

(b) the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a Party preventing that, or any other Party:

(i) from performing its payment obligations under the Finance Documents; or

(ii) from communicating with other Parties in accordance with the terms of the Finance Documents,

and which (in either such case) is not caused by, and is beyond the control of, the Party whose operations are disrupted.

Distribution means:

(a) any dividend, charge, interest, fee, payment or other distribution (whether cash or assets) or redemption, repurchase, defeasance, retirement or repayment on or in respect of any share capital of any Obligor;

(b) a distribution as defined in section 2 of the Companies Act 1993; or

(c) any other payment or distribution to a Shareholder of the Company or any Related Body Corporate of such Shareholder (including, for the avoidance of doubt, any payment by a Group Member under or in connection with the Trilogy Note Deed.

Dormant Subsidiary means each of 2 Degrees Mobile Limited (company number 2194095), TwoDegrees Limited (company number 2194085), NZ Communications Trustee Limited (company number 2127480) and any other Subsidiary of the Company where, on any date:

(a) the beneficial assets of that Subsidiary on that date; and

(b) the revenue of that Subsidiary in the 12 month period preceding that date, does not exceed NZ$50,000.

EBITDA means, for any period, an amount equal to the consolidated earnings of the Guaranteeing Group for that period, as disclosed in either (x) the financial statements of the Guaranteeing Group prepared for that period in accordance with Accounting Standards or (y) if no such financial statements exist for that period, as disclosed in the quarterly  management accounts of the Group for the relevant quarter in a Financial Year, before any deduction or contribution in respect of (and without double counting):

(a) Total Interest Expense, Interest Income and interest and other recurring financing costs in respect of Finance Debt incurred (on an accruals basis) by a member of the Guaranteeing Group which has accrued and/or capitalised during that period and interest accrued and/or capitalised in relation to Subordinated Liabilities for that period;

(b) corporate taxes and other taxes on income or gains of the Guaranteeing Group;

(c) depreciation, amortisation and impairments of long term assets of the Guaranteeing Group;

(d) any loss or profit against book value on the disposal of any asset (not being disposals made in the ordinary course of business) during that period and any loss or profit on any revaluation of any asset during that period, in each case by a member of the Guaranteeing Group;

(e) exceptional, one-off, non-recurring or extraordinary items ("extraordinary items") (to the extent included) provided that, where the aggregate amount of such extraordinary items included in the calculation of EBITDA included in any Compliance Certificate exceeds NZ$2,000,000, the relevant Compliance Certificate is accompanied by a written opinion from the Company's auditor addressed to the Facility Agent (provided further that an auditor's opinion need only be provided once for each such extraordinary item);

(f) any net profit (or loss) of any member of the Guaranteeing Group which is not wholly owned by the Company but which has been included in the net profit of the Guaranteeing Group (but adding, for all other investments (including non-wholly  owned Subsidiaries), cash distributions (including dividends paid in cash, cash interest and/or principal proceeds received from existing or new shareholder loans or convertible notes) sourced from excess operating cashflow of the business or other internally generated cashflow of that investment received by a member of the Guaranteeing Group for that period;

(g) share based payment expenditure or accruals;

(h) unrealised losses and gains under derivative transactions and other financial instruments; and

(i) any one-off, non-recurring fees, costs or expenses (including legal fees) reasonably incurred under or in connection with the Finance Documents,

in each case of, or made by, or incurred by, the Guaranteeing Group for that period.

EEA Member Country means any member state of the European Union, Iceland, Liechtenstein and Norway.

Environmental Law means a provision of a law or a law, which relates to an aspect of planning, the environment, heritage, health or safety.

Establishment Date means, in relation to an Accordion Facility, the later of:

(a) the proposed Establishment Date specified in the relevant Accordion Facility Notice; and

(b) the date on which the Facility Agent and Security Trustee executes the relevant Accordion Facility Notice.

EU Bail-In Legislation Schedule means the document described as such and published by the Loan Market Association (or any successor person) from time to time.

Event of Default means any of the events specified in clause 15.1 (Events of Default).

Event of Review means any of the events specified in clause 14.6 (Event of Review - Change of Control and IPO).

Existing Facility Agreement means the NZ$200,000,000 senior facilities agreement dated 5 August 2015 between, amongst others, the Original Company, certain lenders and Bank of New Zealand as facility agent, mandated lead arranger and security trustee, as amended or amended and restated from time to time.

Expiry Date means, for a Letter of Credit, the last day of its Term.

Facilities mean Facility A, Facility B, Facility C and each Accordion Facility, and Facility means any of them.

Facility A means the term loan facility granted by the Facility A Lenders to the Borrowers in this agreement in the amount of the Facility A Amount.

Facility A Amount means NZ$235,000,000 as reduced from time to time in accordance with this agreement.

Facility A Lenders means, at any time, the Lenders set out in schedule 2 as having a Facility A Commitment (as amended or deemed amended in accordance with this agreement) at that time.

Facility Agent means Bank of New Zealand or any replacement facility agent appointed in accordance with this agreement.

Facility Amount means:

(a) in relation to Facility A, the Facility A Amount;

(b) in relation to Facility B, the Facility B Amount;

(c) in relation to Facility C, the Facility C Amount; and

(d) in relation to an Accordion Facility, the Total Accordion Facility Commitments for that Accordion Facility.

Facility B means the term loan facility granted by the Facility B Lenders to the Borrowers in this agreement in the amount of the Facility B Amount.

Facility B Amount means NZ$30,000,000 as reduced from time to time in accordance with this agreement.

Facility B Lenders means, at any time, the Lenders set out in schedule 2 as having a Facility B Commitment (as amended or deemed amended in accordance with this agreement) at that time.

Facility C means the revolving credit facility granted by the Facility C Lenders to the Borrowers in this agreement in the amount of the Facility C Amount.

Facility C Amount means NZ$20,000,000 as reduced from time to time in accordance with this agreement.

Facility C Lenders means, at any time, the Lenders set out in schedule 2 as having a Facility C Commitment (as amended or deemed amended in accordance with this agreement) at that time.

FATCA means:

(a) sections 1471 to 1474 of the Code or any associated regulations or other official guidance;

(b) any treaty, law, regulation or other official guidance enacted in any other jurisdiction, or relating to an intergovernmental agreement between the United States of America and any other jurisdiction, which (in either case) facilitates the implementation of paragraph (a) above; or

(c) any agreement pursuant to the implementation of paragraphs (a) or (b) above with the US Internal Revenue Service, the government of the United States of America or any governmental or taxation authority in any other jurisdiction.

FATCA Application Date means:

(a) in relation to a "withholdable payment" described in section 1473(1)(A)(i) of the Code (which relates to payments of interest and certain other payments from sources within the United States of America), 1 January 2014; or

(b) in relation to a "passthru payment" described in section 1471(d)(7) of the Code not falling within paragraph (a) above, the first date from which such payment may become subject to a deduction or withholding required by FATCA.

FATCA Deduction means a deduction or withholding from a payment under a Finance Document required by FATCA.

FATCA Exempt Party means a party that is entitled to receive payments free from any FATCA Deduction.

Fee Letters means:

(a) the Arrangement Fee Letter; and

(b) the Security Trustee and Agency Fee Letter,

and any other document agreed and designated in writing to be a fee letter by the Company and the Facility Agent.

Final Repayment Date means:

(a) in respect of each Accordion Facility, the date specified in the Accordion Facility Notice relating to that Accordion Facility or such later date as each Accordion Lender or Accordion Accession Lender with a Commitment under that Accordion Facility may agree;

(b) in respect of Facility A, the third anniversary of the Amendment and Restatement Date or such later date as each Facility A Lender may agree;

(c) in respect of Facility B, the third anniversary of the Amendment and Restatement Date or such later date as each Facility B Lender may agree; and

(d) in respect of Facility C, the third anniversary of the Amendment and Restatement Date or such later date as each Facility C Lender may agree.

Finance Debt means any indebtedness for or in respect of:

(a) moneys borrowed and any debt balance at any financial institution;

(b) any amount raised under any acceptance credit, bill acceptance, bill endorsement facility or dematerialised equivalent;

(c) any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(d) the amount of any liability in respect of any lease or hire purchase contract, which would, under Accounting Standards, be treated as a balance sheet liability;

(e) receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(f) any redeemable shares where the holder has the right, or the right in certain conditions, to require redemption;

(g) any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing;

(h) consideration for the acquisition of assets or services payable more than 90 days after acquisition. For the avoidance of doubt, any commitment to make an investment in or contribution to, or acquire assets in the future from, a person (including any joint venture) shall not, in and of itself, constitute Finance Debt;

(i) any hedging transaction (and, when calculating the value of that hedging transaction, only the actual amount due (including as a result of the actual termination or close-out of that hedging transaction) shall be taken into account);

(j) any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution in respect of an underlying liability of an entity which is not a member of the Guaranteeing Group and which liability would otherwise be of a type which would fall within one of the other paragraphs of this definition; and

(k) the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (j) above,

but excludes any indebtedness in respect of any lease or hire purchase contract which, in accordance with Accounting Standards as at the date of this agreement are treated as an operating lease (and for avoidance of doubt, any change to this treatment pursuant to IFRS16 applying after 1 January 2019 will be ignored).

Finance Documents means:

(a) this agreement;

(b) the Security Documents;

(c) any Hedge Agreements;

(d) any Transactional Bank Facility Documents;

(e) the Fee Letters;

(f) the Mandate Letter;

(g) any Ancillary Document;

(h) any Accession Deed;

(i) any Resignation Deed;

(j) each Accordion Facility Notice; and

(k) the Amendment and Restatement Deed,

and any other document agreed and designated in writing to be a finance document by the Company and the Facility Agent.

Finance Parties means the Issuing Banks, the Lenders, the Mandated Lead Arranger, the Facility Agent, the Security Trustee, the Transactional Banks and the Hedging Banks.

Financial Close means the date on which the Facility Agent (acting on the instruction of all Lenders) confirms to the Company that it has received, and found to be satisfactory in form and substance, the documents and evidence set out in clause 5.1 (Conditions precedent to initial Utilisation).

Financial Half-Year means a financial half-year of the Group ending on the date falling mid- way through its Financial Year, being, unless the Facility Agent otherwise agrees in writing, 30 June in each year.

Financial Year means a financial year of the Group ending on its annual balance date, being, unless the Facility Agent otherwise agrees in writing, 31 December in each year.

Free Cash Flow means, for any period, EBITDA for that period adjusted (without double counting) as follows:

(a) minus the amount of all Net Capital Expenditure paid by a member of the Guaranteeing Group in cash during that period;

(b) minus all corporate taxes and other taxes on income or gains of the Guaranteeing Group paid by a member of the Guaranteeing Group in cash during that period;

(c) minus any increase (and plus any decrease) in Net Working Capital for that period;

(d) minus Debt Service for that period;

(e) minus all voluntary prepayments under clause 11.1 (Voluntary prepayment) (provided that there is a contemporaneous and equal reduction in the relevant Facility Amounts) during that period;

(f) minus all mandatory prepayments under clause 11.3 (Mandatory prepayment - disposals and claims) during that period (but excluding any mandatory prepayments under clause 11.4 (Definitions) in any period);

(g) plus asset disposal proceeds (which, for the avoidance of doubt, includes the proceeds of disposal of any MRO Receivable whether or not disposed of in accordance with Recourse MRO Receivables Financing but excludes disposals made in the ordinary course of trading), insurance proceeds and professional adviser claims received by a member of the Guaranteeing Group in that period to the extent not already included in EBITDA:

(i) minus the amount of any such proceeds that are permitted under clause 11.3(b)(i) to be applied for another purpose and is so applied within any required time period or where the time period has not expired as at the end of that period; and

(ii) plus the amount of any such proceeds received in a previous period that were permitted under clause 11.3(b)(ii) to be applied for another purpose within a required time period that extended into the current period and it was not applied within the required time period;

(h) to the extent included in EBITDA (and without double counting), plus or minus, as the case may be, the loss or profit against book value arising in favour of a member of the Guaranteeing Group during that period on the disposal of any asset;

(i) plus or minus, as the case may be, the amount of any cash gain received or cash cost incurred by a member of the Guaranteeing Group in respect of any items referred to in paragraph (e) of the definition of EBITDA (to the extent included) of the Guaranteeing Group in respect of that period;

(j) after eliminating any non-cash items included in EBITDA for that period and to the extent not dealt with in the preceding paragraphs; and

(k) after adding back any other items as may be agreed by the Facility Agent in writing acting reasonably (and, without limitation, in forming a view that a particular item is reasonable the Facility Agent may require a written opinion from the Company's auditor addressed to the Facility Agent), in each case paid or received, or otherwise accounted for, by the Guaranteeing Group in respect of that period, but without double counting. For the purposes of this agreement, as at 1 January 2018, the Free Cash Flow from prior periods (including any prior Financial Year and/or prior Financial Half-Year) shall be deemed to be NZ$0.

General Security Deed means the composite general security deed dated on or about the date of this agreement between the Obligors and the Security Trustee.

Group means, at any time, the Company and its Subsidiaries at that time.

Group Member means, at any time, any member of the Group at that time.

Group Structure Diagram means the group structure diagram in schedule Error! Reference source not found. as amended or updated by the delivery of a new diagram to the Facility Agent under clause 14.1(d).

GST means a goods and services, value added or similar tax including (without limitation) that is imposed in New Zealand under the Goods and Services Tax Act 1985 (NZ).

Guarantor means, at any time, the Original Company, Two Degrees New Zealand Limited (company number 1607458), Two Degrees Networks Limited (company number 2193985), TDNG No.1 Limited (company number 6322414), TDRG Limited (company number 7041053), Two Degrees Holdings Limited (company number 7049033), each other Obligor and each Additional Guarantor that has not ceased to be a Guarantor in accordance with clause 27.6 (Resignation of a Guarantor).

Guaranteeing Group means, at any time, the Company and each Guarantor at that time.

Handset Provider means any seller of mobile handset and/or other equipment, which is, or is to be, used in connection with any Obligor's business.

Hedge Agreement means each hedging agreement and schedule entered into or to be entered into between an Obligor and a Hedging Bank and each confirmation issued pursuant to it (and includes the documents referred to in paragraph (b) of the definition of Finance Document in the Security Trust and Subordination Deed).

Hedging Banks has the meaning given to it in the Security Trust and Subordination Deed.

Holding Company means, in relation to a person, any other person in respect of which it is a Subsidiary.

Huawei means Huawei Technologies (New Zealand) Company Limited (and, for the avoidance of doubt, includes its successors and permitted assigns).

Huawei Supply Agreement means the supply agreement dated on or about 28 January 2011 between (as at the date of this agreement) Two Degrees Networks Limited and Huawei for, among other matters, the delivery of telecommunications equipment (including hardware, software and documentation) and the performance of technical installation services and civil works services to or for the benefit of Two Degrees Networks Limited.

Intellectual Property Rights includes any patent, design, trade mark, copyright, trade secret, confidential information and any right to use, or to grant the use of, or to be registered owner or user of, any of them.

Interest Income means, for a period, all gross interest, fees, discounts, prepayment fees, premiums or charges and other finance payments in the nature of interest in respect of Finance Debt received by any member of the Guaranteeing Group during that period.

Interest Payment Date means, in relation to an Interest Period:

(a) of 3 months or less, the last day of that Interest Period; and

(b) greater than 3 months, the date 3 months from the commencement date of that Interest Period, each date 3 months thereafter and on the last day of that Interest Period.

Interest Period means, in relation to an Advance, a period selected in accordance with clause 9.3 (Interest Period for Advances) in respect of that Advance.

Interpolated Screen Rate means, in relation to a specified period, the rate which results from interpolating on a linear basis between:

(a) the applicable Screen Rate for the longest period (for which that Screen Rate is available) which is less than that specified period; and

(b) the applicable Screen Rate for the shortest period (for which that Screen Rate is available) which exceeds that specified period,

each as of the Specified Time.

Issuing Bank means the Initial Issuing Bank and each other Facility C Lender which has agreed to be an Issuing Bank in accordance with clause 7.12 (Appointment of additional Issuing Banks), provided that in respect of a Letter of Credit issued or to be issued pursuant to this agreement, the Issuing Bank shall be the Facility C Lender which has issued or been requested to issue, that Letter of Credit.

L/C Proportion means, in relation to a Facility C Lender in respect of any Letter of Credit, the proportion (expressed as a percentage) borne by that Lender's Available Commitment under Facility C to the aggregate Available Commitments of all Lenders under Facility C, in each case immediately prior to the issue of that Letter of Credit, adjusted to reflect any assignment or transfer under this agreement to or by that Lender.

Land means any freehold or leasehold land, any estate or interest in land owned, leased or occupied by (under a tenancy agreement) any member of the Guaranteeing Group and all buildings, structures and fixtures (including trade fixtures) for the time being on that land.

Lenders means:

(a) at any time, the banks and financial institutions and other trusts, funds and other entities listed as lenders in schedule 2 (as amended and/or restated or deemed amended and/or restated in accordance with this agreement) at that time; and

(b) where used with reference to a Facility or a Utilisation (including, without limitation, in respect of payments made by a Borrower in relation thereto), means the banks and financial institutions and other trusts, funds and other entities listed as lenders in schedule 2 (as amended or deemed amended in accordance with this agreement) in relation to that Facility, or the Facility to which that Utilisation relates at that time, and which in each case has not ceased to be a Lender in accordance with the terms of this agreement and, where at that time there is only one such lender, means that lender.

Lending Branch means, in relation to a Lender, the office or offices through which it is acting for the purposes of this agreement pursuant to clause 25.7 (Lending Branch).

Letter of Credit means:

(a) a letter of credit, bank guarantee or performance bond, in any form requested by a Borrower and agreed by the Facility Agent with the prior consent of the Majority Facility C Lenders and the Issuing Bank (such agreement not to be unreasonably withheld); or

(b) any guarantee, indemnity or other instrument in a form requested by a Borrower and agreed by the Agent with the prior consent of the Majority Facility C Lenders and the Issuing Bank (such agreement not to be unreasonably withheld).

Liquidation includes receivership or other appointment of a receiver, receiver and manager, trustee, statutory manager, deregistration, compromise, deed of arrangement, amalgamation, administration, reconstruction, winding up, dissolution, assignment for the benefit of creditors, arrangement or compromise with creditors or bankruptcy.

LTI Plans means any share or option plan relating to shares or options in an Obligor or other long term incentive scheme of any Obligor under which current employees or ex-employees of any Group Member or any Associate of such employee or ex-employee are entitled to shares, options and/or any other long term incentive payment from an Obligor.

Majority Facility C Lenders means a Facility C Lender or Facility C Lenders whose Commitments in respect of Facility C aggregate more than sixty six and two thirds per cent (66 2/3%) of the Total Commitments in respect of Facility C (or, if the Total Commitments in respect of Facility C have been reduced to zero, aggregated more than sixty six and two thirds per cent (66 2/3%) of the Total Commitments in respect of Facility C immediately prior to that reduction.

Majority Lenders means a Lender or Lenders whose Commitments aggregate more than sixty six and two thirds per cent (66 2/3%) of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated more than sixty six and two thirds per cent (66 2/3%) of the Total Commitments immediately prior to that reduction.

Mandate Letter means the commitment letter dated 12 July 2018 from the Mandated Lead Arranger to the Original Company.

Margin means, in respect of a Utilisation and a Facility, other than an Accordion Facility, and for each Interest Period thereafter, the margin determined by reference to the table below based on the relevant Net Leverage Ratio on the first day of the relevant Interest Period as confirmed in the most recent Compliance Certificate received by the Facility Agent under clause 14.1(a)(v), provided that if no Compliance Certificate has been received by the Facility Agent under clause 14.1(a)(v) by the due date for delivery thereof, the Margin in each such case shall be calculated at the highest percentage rate in the table below until such time as the relevant Compliance Certificate is received by the Facility Agent.

Net Leverage Ratio	Margin (per annum)
Greater than or equal to 2.50 times	[xxx]
Greater than or equal to 2.15 times but less than 2.50 times	[xxx]
Greater than or equal to 1.65 times but less than 2.15 times	[xxx]
Less than 1.65 times	[xxx]

For the avoidance of doubt, any change in the Margin pursuant to this definition shall take effect from the beginning of the next Interest Period that occurs after the receipt by the Facility Agent of the Compliance Certificate that gives rise to the change (or, where the proviso above applies, in accordance with that proviso). If the Compliance Certificate relating to the financial statements delivered pursuant to clause 14.1(a)(v)(B) shows that a higher rate of Margin should have been applied during a certain period, the applicable Borrower shall pay to the Facility Agent (for the account of the Lenders) the amount necessary to put the Lenders in the position they would have been had the appropriate rate been applied during such period.

The Margin for an Accordion Facility shall have the meaning given to it in the Accordion Facility Notice relating to that Accordion Facility.

Material Contract means:

(a) the National Roaming Agreement;

(b) the Huawei Supply Agreement;

(c) the IMT 2006 Deed relating to the issue of spectrum licences between Hautaki Limited and (as at the date of this agreement) Two Degrees Networks Limited;

(d) the Constitution for the RCG Joint Venture, the Subscription and Investment Agreement for the RCG Joint Venture Agreement dated in or about August 2017 and the Shareholders Agreement for the RCG Joint Venture Agreement dated in or about August 2017;

(e) any agreement between an Obligor and any person (other than another Obligor) pursuant to which the costs payable by the Obligor to that person in any Financial Year represent 10% or more of the aggregate of all costs of the Guaranteeing Group in that Financial Year; and

(f) any other agreement agreed in writing between the Company and the Facility Agent to be a Material Contract,

in each case in the form existing as at Financial Close and thereafter as amended or waived in accordance with clause 14.2(k).

Mortgages means a mortgage over any real property of an Obligor.

MRO Product means any product under which an Obligor provides a customer of an Obligor with the right or ability to pay for or use a mobile handset and/or other equipment, which is, or is to be, used in connection with any Obligor's business, on a deferred payment basis or over a term (generally in monthly repayments or instalments) over a term of no more than ~~36~~ months.

MRO Receivable means any right of an Obligor to receive payment from a customer with respect to an MRO Product.

National Roaming Agreement means the national roaming agreement relating to national roaming services between the Original Company and Vodafone New Zealand Limited dated 16 November 2007 (as amended from time to time).

Net Capital Expenditure means, for any period, the total amount of Capital Expenditure of the Guaranteeing Group for that period, minus Capital Expenditure in respect of that period which is funded from:

(a) New Equity;

(b) Free Cash Flow from past periods not Distributed;

(c) the net proceeds of insurance claims, professional adviser claims or the disposal of capital assets; and

(d) Advances under Facility B or an Accordion Facility.

Net Debt means Total Debt net of any Cash or Cash Equivalent Investments;

Net Interest Expense means, for any period, Total Interest Expense for that period minus Interest Income for that period.

Net Leverage Ratio means, on any date, the numerical result produced by dividing:

(a) Net Debt on that date;

by

(b) EBITDA for the 12 month period ending on that date.

Net Proceeds means, in relation to any amount received by an Obligor, that amount net of all reasonable expenses which are incurred by any member of the Guaranteeing Group with respect to the event directly giving rise to that receipt to persons who are not members of the Group.

Net Working Capital means, on any date, the amount equal to the aggregate of:

(a) accounts receivable (less any provision for doubtful debts);

(b) inventory;

(c) sundry debtors and prepayments; and

(d) other current assets (other than cash),

less:

(e) accounts payable; and

(f) accrued provisions (but excluding provisions in respect of tax),

of the Guaranteeing Group on that date, each item being referenced in a consolidated statement of financial position prepared as at that date in accordance with the Accounting Standards and on a basis consistent with the most recent audited consolidated financial statements, in each case of the Group, as if one were prepared on that date.

New Equity means:

(a) the proceeds of subscription for shares in the Company; or

(b) the proceeds of any Finance Debt and/or financial accommodation made available by a Shareholder of the Company in the form of Shareholder Debt,

in each case provided after Financial Close.

Nomination and Use Arrangements means the nomination and use arrangements in place between the Original Company, TIRS and TISP in relation to the acquisition of the 700 MHz Spectrum, as documented in the Nomination and Use Documentation.

Nomination and Use Documentation means:

(a) the nomination letter dated 24 October 2013 between the Original Company, the Crown and TIRS, pursuant to which the Original Company nominated TIRS as the person to assume all of the Original Company's rights and obligations in relation to the auction of the 700 MHz Spectrum; and

(b) the use agreement between (as at the date of this agreement) Two Degrees Networks Limited and TIRS, pursuant to which TIRS grants the Two Degrees Networks Limited an exclusive right to use the 700 MHz Spectrum for a period; and

(c) the Put/Call Agreement.

Non-Acceptable L/C Lender means a Lender under Facility C which:

(a) is not an Acceptable Bank (other than a Lender which each Issuing Bank has agreed is acceptable to it notwithstanding that fact);

(b) is a Defaulting Finance Party; or

has failed to make (or has notified the Agent that it will not make) a payment to be made by it under clause 8.2 (Indemnities) or clause 22.11 (Indemnity to Facility Agent) or any other payment to be made by it under the Finance Documents to or for the account of any other Finance Party in its capacity as Lender by the due date for payment.

NZ$ or NZ Dollars means the lawful currency of New Zealand.

NZ Dollar Equivalent means:

(a) in relation to an amount of NZ Dollars, that amount; and

(b) in relation to an amount in any other currency (Foreign Currency), the amount of NZ Dollars determined by the Company in accordance with applicable Accounting Standards as at the relevant time or over the relevant period.

Obligors means the Borrowers and the Guarantors.

Original Company means Two Degrees Mobile Limited.

Outstanding Money means, at any time, the Principal, interest (including default interest), fees, costs and all other moneys payable by the Borrowers under this agreement and outstanding at that time.

Party means a party to this agreement.

Permitted Acquisition means:

(a) an acquisition in the ordinary course of ordinary business of the relevant Obligor (provided that the acquisition of a business (whether assets or shares) is not an acquisition in the 'ordinary course of ordinary business' for the purpose of this paragraph);

(b) an acquisition in the ordinary course of business of the relevant Obligor as a result of Capital Expenditure provided such Capital Expenditure does not give rise to a breach of clause 14.3(c);

(c) an acquisition of Spectrum Management Rights and Licences and/or Backhaul as a result of Capital Expenditure provided such Capital Expenditure does not give rise to a breach of clause 14.3(c) or is funded by New Equity;

(d) an acquisition of or of interests in a Permitted Joint Venture;

(e) an acquisition of Cash or Cash Equivalents;

(f) an acquisition or redemption of shares in the Company or the Original Company as part of a Permitted Distribution;

(g) an acquisition from another Obligor;

(h) an acquisition approved by the Facility Agent in writing (acting on the instructions of the Majority Lenders, acting reasonably);

(i) an acquisition by an Obligor:

(i) of the TIRS Spectrum;

(ii) of TIRS; or

(iii) of all of the share capital of a special purpose vehicle established to acquire the TIRS Spectrum; and

(j) any other acquisitions which are not in the ordinary course of ordinary business where the total consideration paid for such acquisitions by all Obligors do not in any Financial Year exceed, in aggregate, the Acquisition/Disposal/ Indebtedness/ Financial Support Threshold Amount.

Permitted Disposal means:

(a) a disposal in the ordinary course of ordinary business of the relevant Obligor on arm's length terms (provided that, except as provided for in paragraph (h) below) a disposal of receivables in order to generate liquidity and/or the disposal of a business is not a disposal in the 'ordinary course of ordinary business' for the purpose of this paragraph);

(b) a disposal by one Obligor to another Obligor;

(c) a disposal by an Obligor on fair value, arm's length terms of assets in exchange for comparable assets but not where that asset consists of shares or comprises all or substantially all of the assets of the Obligor;

(d) any expenditure of cash in payment for assets and services acquired in the ordinary course of business;

(e) a disposal of cash except where expressly prohibited under the Finance Documents;

(f) a disposal on arm's length terms of obsolete or surplus assets which are not required for the efficient operation of the business of the Group;

(g) a disposal of any MRO Receivable on usual commercial arms-length terms and provided that:

(i) the sale of the MRO Receivables does not give rise to Finance Debt unless such Finance Debt is Permitted Indebtedness;

(ii) at any time the aggregate outstanding principal balance of all such MRO Receivables, other than those which have been written off by the holder thereof or which would have been written off by the relevant Obligor had they not been disposed of, does not exceed [xxx] (or such great amount as the Facility Agent, acting on the instructions of the Majority Lenders, may agree) at that time (as reasonably determined by the Company based on the information known to it); and

(iii) at any time the aggregate outstanding principal balance of all MRO Receivables that have been disposed of on recourse terms, other than those which have been written off by the holder thereof or which would have been written off by the relevant Obligor had they not been disposed of, does not exceed [xxx].

(h) a disposal of Backhaul in the ordinary course of business of the relevant Obligor;

(i) a disposal approved by the Facility Agent in writing (acting on the instructions of the Majority Lenders, acting reasonably);

(j) a disposal to the RCG Join Venture provided that such disposal does not cause that joint venture to cease to be a Permitted Joint Venture because the aggregate amount contributed (including as a disposal) by way of Cash or Cash Equivalent Investments or good and services of an Obligor to the RCG Joint Venture over the 5 years of the RCG Joint Venture commencing August 2017 shall not exceed [xxx] or such greater amount as the Facility Agent (acting on the instructions of the Majority Lenders) may approve from time to time (including as a part of the Annual Business Plan approved by the Majority Lenders (taken separately from any Permitted Disposal referred to in paragraph (k) below);

(k) a disposal (including a licence) of Spectrum Management Rights and Licences to the RCG Joint Venture for the areas (only) in respect of which the RCG Joint Ventures provides services relating to RBI2; and

(l) any other disposals on arm's length terms where the total consideration received for such disposals by all Obligors do not in any Financial Year exceed in aggregate, the Acquisition/Disposal/Indebtedness/Financial Support Threshold Amount.

Permitted Distribution means:

(a) any Distribution consisting only of the issuance of shares (other than redeemable shares except where redemption is solely at an Obligor's option and provided that this paragraph shall not otherwise limit the ability of an Obligor to issue shares);

(b) a Distribution of not more than 100% of Free Cash Flow in respect of any prior Financial Year and/or prior Financial Half-Year (for the avoidance of doubt, to the extent not already Distributed under this paragraphs (b)) where:

(i) immediately after that Distribution, the Net Leverage Ratio is less than 2.00 times and, immediately prior to that Distribution, a director of the Company provides the Facility Agent with a certificate to this effect (together with reasonable details of the calculation of the Net Leverage Ratio);

(ii) immediately after that Distribution, the aggregate of Cash and Cash Equivalent Investments of the Guaranteeing Group, the Available Commitments in relation to Facility C and any available facility under each Ancillary Facility, exceeds NZ$5,000,000; and

(iii) no Event of Default, Event of Review or Potential Event of Default is continuing or would result from such Distribution;

(c) any other Distributions of not more than NZ$500,000 in aggregate in any Financial Year provided:

(i) no Event of Default, Event of Review or Potential Event of Default is continuing or would result from such Distribution; and

(ii) immediately after such Distribution, the aggregate of Cash and Cash Equivalent Investments of the Guaranteeing Group, the Available Commitments in relation to Facility C and any available facility under each Ancillary Facility, exceeds NZ$5,000,000; and

(d) any Distribution made in consideration of, or connection with, the novation or transfer of any Subordinated Liabilities or obligations owing under any Shareholder Debt by any Obligor to any person which is not an Obligor provided that no less than the amount of such Distribution is received by that Obligor by way of New Equity (including the incurrence of by that Obligor of Subordinated Liabilities constituting      Shareholder Debt) by no later than the same time at which such Distribution is made (including for the avoidance of doubt, by being set-off against such the amount of such Distribution).

Permitted Financial Support means:

(a) any financial support pursuant to, or expressly permitted under, the Finance Documents (including the Transactional Bank Facility Documents);

(b) any financial support provided by one Obligor to another Obligor;

(c) any financial support to a Handset Provider arising howsoever under or in connection with arrangements with that Handset Provider relating to the financing of mobile handsets and/or other equipment, which is, or is to be, used in connection with any Obligor's business (including SIM cards) acquisitions by persons other than any other Obligor, provided that all such financial support to all such Handset Providers at any time does not exceed in aggregate, [xxx];

(d) any financial support given by way of a guarantee given in the ordinary course of business of the relevant Obligor provided that such guarantee does not relate to the obligations of a person other than another Obligor or the directors and/or employees of an Obligor;

(e) any financial support given by way of a guarantee given in the ordinary course of business of the relevant Obligor provided that such guarantee only covers obligations that constitute Permitted Indebtedness;

(f) any financial support provided to or for the benefit of a Permitted Joint Venture provided that such financial support does not cause that joint venture to cease to be a Permitted Joint Venture;

(g) any financial support provided by an Obligor in connection with any MRO Product provided that the amount of that financial support provided by that Obligor, taken together with any subsidy provided by that Obligor, in each case relating to the relevant mobile handset and/or other equipment does not exceed the retail purchase price for which that customer could have otherwise purchased that handset (at the relevant time) and/or other equipment in cash and that financial support is required to be repaid in instalments over a term of not more than ~~36~~ months;

(h) any financial support provided by an Obligor in connection with the disposal of Backhaul provided that that the relevant financial support is limited to providing for ability to pay for or use such Backhaul on a deferred payment basis or over a term;

(i) any other financial support approved by the Facility Agent in writing (acting on the instructions of the Majority Lenders acting reasonably); and

(j) any other financial support where such financial support does not in any Financial Year exceed in aggregate, the Acquisition/Disposal/Indebtedness/Financial Support Threshold Amount;

Permitted Indebtedness means:

(a) any indebtedness pursuant to, or expressly permitted under, the Finance Documents (including the Transactional Bank Facility Documents);

(b) any indebtedness owed by one Obligor to another Obligor;

(c) any indebtedness secured by any of the Permitted Security Interests referred to in paragraphs (d), (e), (f), (g), (h), (i) and (j) of that definition;

(d) for the avoidance of doubt, any indebtedness under trade accounts and accrued expenses arising in the ordinary course of business of the relevant Obligor, including:

(i) reasonable out of pocket expenses (including travel and legal expenses) paid for directly, or liable to be reimbursed, by an Obligor; and

(ii) any indebtedness to any Handset Provider arising under or in connection with arrangements with those Handset Providers relating to the financing of mobile handsets and/or acquisitions of other equipment, which is, or is to be, used in connection with any Obligor's business (including SIM cards) by any Group Member, provided that all such indebtedness to all such Handset Providers arises under trade accounts in the ordinary course of business;

(e) any indebtedness which constitutes Subordinated Liabilities (including for the avoidance of doubt indebtedness under the Trilogy Note Deed provided that it is a Subordinated Liability);

(f) any other indebtedness approved by the Facility Agent in writing (acting on the instructions of the Majority Lenders, acting reasonably);

(g) any indebtedness owing to the Crown or to Hautaki Limited in connection with any Spectrum Management Rights and Licences;

(h) any indebtedness which does not in aggregate exceed, at any time, [xxx] in respect of MRO Receivables that are sold or discounted on a recourse basis (where the level of indebtedness is as recognised by Accounting Standards);

(i) any Finance Debt constituted by deferred payment terms and incurred in connection with the acquisition of Backhaul where such acquisition is a Permitted Acquisition and such Finance Debt does not in aggregate exceed, at any time, [xxx] (where the level of indebtedness is as recognised by Accounting Standards); and

(j) any other indebtedness where such indebtedness does not in any Financial Year exceed in aggregate, the Acquisition/Disposal/Indebtedness/Financial Support Threshold Amount.

Permitted Joint Venture means:

(a) the RCG Joint Venture provided that:

(i) the aggregate amount contributed (including as a disposal) by way of Cash or Cash Equivalent Investments or good and services of an Obligor to the RCG Joint Venture over the 5 years of the RCG Joint Venture commencing August 2017 shall not exceed [xxx] or such greater amount as the Facility Agent (acting on the instructions of the Majority Lenders) may approve from time to time (including as a part of the Annual Business Plan approved by the Majority Lenders (taken separately from any Permitted Disposal referred to in paragraph (k) thereof) (RCG Investment);

(ii) all RCG Investment will be funded from Free Cash Flow (or amounts which would otherwise have contributed to Free Cash Flow) and not from Advances under any Facility;

(iii) while dealings between an Obligor and the RCG Joint Venture may not be considered to be on commercial arm's length terms, dealings between each Obligor and each other participant in the RCG Joint Venture (including as to access to any dealings between those participants in the RCG Joint Venture which may not be considered to be on arm's length terms) shall be on commercial arm's length terms; and

(iv) any financial support provided for the benefit of (but not to) the RCG Joint Venture is limited to being provided to the Crown in respect of obligations of the RCG Joint Venture to the Crown in relation to the [xxx]

(b) any other joint venture approved by the Facility Agent in writing (acting on the instructions of the Majority Lenders) following receipt by the Facility Agent of such information from the Obligors in respect of the proposed joint venture as the Facility Agent and/or a Lender may require. In giving its consent under this paragraph the Facility Agent and each Lender shall act reasonably.

Permitted Security Interest means:

(a) the security created pursuant to the Security Documents;

(b) any security existing at the date of this agreement which has been consented to by the Facility Agent in writing prior to the date of this agreement;

(c) any right of netting of indebtedness, combination or consolidation of accounts, or similar provision, contained in any derivative contract entered into in the ordinary course of the relevant Group Member's business or in a Hedge Agreement, or in any other document entered into in the ordinary course of its business between that Group Member and its bankers as part of usual banking arrangements;

(d) any security that is created or provided for by:

(i) a lease for a term of more than one year (as defined in the PPSA) in respect of which a Group Member is the lessee;

(ii) a commercial consignment (as defined in the PPSA) in respect of which a Group Member is consignee; or

(iii) a transfer or purchase of an account receivable or chattel paper (in each case as defined in the PPSA) on usual commercial arm's length terms in respect of which a Group Member is transferor or vendor, and that does not secure payment or performance of an obligation (for the avoidance of doubt, the repayment of borrowed money constitutes the payment or performance of an obligation) and, in any case, any security arising as a result of a Permitted Disposal (including any Permitted Disposal which is associated with any Recourse MRO Receivables Financing if and to the extent that such Recourse MRO Receivables Financing is Permitted Indebtedness);

(e) any security in respect of personal property which is a purchase money security interest (as defined in the PPSA) in favour of a seller (other than Huawei) securing all or part of the purchase price for personal property which is acquired by a Group Member in the ordinary course of trading and provided that the indebtedness secured thereby is not in default and is repaid within 90 days of being incurred;

(f) any security in respect of equipment and other goods supplied by Huawei to a Group Member which complies with the following:

(i) the relevant equipment and/or other goods is supplied in accordance with the Huawei Supply Agreement;

(ii) Huawei has the benefit of a purchase money security interest (as defined in the PPSA) in the relevant equipment and/or other goods;

(iii) that purchase money security interest only secures in favour of Huawei all or part of the purchase price of the equipment and/or other goods that is subject to that purchase money security interest;

(iv) the indebtedness secured by that purchase money security interest is paid within the following number of days following the earliest day on which Huawei can issue an invoice to which payment relates:

(A) in all circumstances other than where (B) below applies, 135 days or such longer period as is approved by the Facility Agent (acting on the instructions of the Majority Lenders, acting reasonably);

(B) in any circumstance where Huawei has exercised its right to defer payment in accordance with clause 2(f) of the Deed of Acknowledgment (and provided Huawei complies with that clause), 165 days or such longer period as is approved by the Facility Agent (acting on the instructions of the Majority Lenders, acting reasonably));

(g) any other security affecting any asset acquired by a Group Member, or the asset of any person who becomes a Group Member after the date of this agreement, provided that such security is discharged within 180 days of the acquisition of that asset or that person and was not granted in contemplation of that acquisition;

(h) security comprising cash bonds or deposits to secure performance of contracts entered into in the ordinary course of ordinary business of the relevant Obligor, where the  value of the assets the subject of that security does not at any time exceed, in aggregate [xxx] (including for the avoidance of doubt the cash bonds entered into with Westpac New Zealand Limited), provided that such [xxx] threshold amount shall be reduced by the aggregate utilisations under Transactional Bank Facilities at any time;

(i) security over insurance policies and the proceeds of insurance policies where the security taken secures the repayment of amounts payable by an Obligor under one or more of those policies and which do not at any time exceed in aggregate NZ$1,000,000;

(j) security granted by an Obligor in favour of another Obligor;

(k) a lien which arises by operation of law in the ordinary course of trading and not as a result of any default or omission by any Group Member;

(l) any security over Land which does not secure the payment or repayment of borrowed money;

(m) any security approved with the prior written consent of the Facility Agent (acting on the instructions of the Majority Lenders, acting reasonably);

(n) any security interests taken by the Crown securing the balance of any indebtedness owed to the Crown; and

(o) any security interest taken or arising in connection with Permitted Indebtedness referred to in paragraph (i) of that definition provided that the relevant security interest is only over the Backhaul assets to which that Permitted Indebtedness relates and does not secure any other Finance Debt, and such security interest is in the form of a retention of title arrangement or arises because the relevant Backhaul asset gives rise to a lease for a term of more than one year;

(p) any security interest taken or arising in connection with a Permitted Disposal referred to in paragraph (h) of that definition provided that the relevant security interest is limited to the Backhaul assets the subject of that Permitted Disposal and does not secure any obligations other than the obligations of the Obligor disposing of the Backhaul assets to make those assets available to the purchaser pursuant to that Permitted Disposal, and such security interest arises because the relevant Backhaul asset gives rise to a lease for a term of more than one year; and

(q) any other security, not mentioned above, where the value of the indebtedness secured by that security does not at any time exceed in aggregate, the Threshold Amount.

Potential Event of Default means an event which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

PPSA means the Personal Property Securities Act 1999.

Principal means, at any time:

(a) in relation to Facility A, the aggregate amount of all outstanding Advances under Facility A at that time;

(b) in relation to Facility B, the aggregate amount of all outstanding Advances under Facility B at that time;

(c) in relation to Facility C, the aggregate amount of all outstanding Utilisations under that Facility and the principal amount of all Ancillary Outstandings at that time; and

(d) in relation to each Accordion Facility, the aggregate amount of all outstanding Utilisations under that Accordion Facility at that time.

Put/Call Agreement means the put/call agreement between the Original Company and TISP, pursuant to which TISP grants the Original Company a right to call for, and the Company grants TISP a right to put to the Original Company, the shares in TIRS.

RBI2 means the Crown's second round rural broadband initiative and the programme to improve the availability of mobile blackspots.

RCG Joint Venture means the incorporated joint venture undertaken through Rural Connectivity Group Limited (company number 4517378) by Two Degrees Networks Limited, Spark New Zealand Trading Limited and Vodafone New Zealand Limited set up to own, operate, maintain and provide access to, infrastructure.

Recourse MRO Receivables Financing means indebtedness incurred by any Obligor under any facility or agreement that is based upon, and that does not exceed, the aggregate amount owing under the MRO Receivables of that Obligor or which have been disposed of (including by sale, discounting or factoring) by that Obligor as a Permitted Disposal.

Reference Bank Rate means:

(a) the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Facility Agent at its request by the Reference Banks as the rate at which the relevant Reference Bank could borrow funds in the New Zealand bank bill market for the relevant period were it to do so by asking for and then accepting interbank offers for bank bills in reasonable market size for that period; or

(b) (if the rate referred to in paragraph (i) is not available), the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Facility Agent at its request by the Reference Banks as the rate at which the relevant Reference Bank could raise funds in the wholesale market for New Zealand Dollars for the relevant period, in each case as determined by the Facility Agent, provided that if that rate is less than zero, the Reference Bank Rate shall be deemed to be zero.

Reference Banks means ANZ Bank New Zealand Limited, ASB Bank Limited, Bank of New Zealand and Westpac New Zealand Limited.

Related Body Corporate has the meaning given to "related company" in the Companies Act but on the basis that "Subsidiary" for the purposes of that definition has the meaning given in this document.

Relevant Nominating Body means any applicable central bank, regulator or other supervisory authority or a group of them, or any working group or committee sponsored or chaired by, or constituted at the request of, any of them.

Renewal Request means a written notice delivered to the Facility Agent in accordance with clause 7.7 (Renewal of a Letter of Credit).

Repayment Date means, in relation to an Advance made under Facility C, the last day of the Interest Period applicable to that Advance.

Replacement Benchmark means a benchmark rate which is:

(a) formally designated, nominated or recommended as the replacement for the Screen Rate by:

(i) the administrator of that Screen Rate; or

(ii) any Relevant Nominating Body,

and if replacements have, at the relevant time, been formally designated, nominated or recommended under both paragraphs, the Replacement Benchmark will be the replacement under paragraph (ii) above;

(b) in the opinion of the Majority Lenders and the Company, generally accepted in the domestic loan market as the appropriate successor to the Screen Rate; or

(c) in the opinion of the Majority Lenders and the Company, an appropriate successor to the Screen Rate.

Resignation Deed means a deed substantially in the form set out in schedule 10.

Resolution Authority means any body which has authority to exercise any Write-down and Conversion Powers.

Screen Rate means the New Zealand bank bill reference rate (bid) administered by the New Zealand Financial Markets Association (or any other person which takes over the administration of that rate) for the relevant period displayed on page BKBM of the Thomson Reuters screen (or any replacement Thomson Reuters page which displays that rate) or on the appropriate page of such other information service which publishes that rate from time to time in place of Thomson Reuters. If such page or service ceases to be available, the Facility Agent may specify another page or service displaying the relevant rate after consultation with the Company.

Screen Rate Replacement Event means, in relation to the Screen Rate:

(a) the methodology, formula or other means of determining that Screen Rate has, in the opinion of the Majority Lenders and the Company, materially changed;

(b)

(i)

(A) the administrator of that Screen Rate or its supervisor publicly announces that such administrator is insolvent; or

(B) information is published in any order, decree, notice, petition or filing, however described, of or filed with a court, tribunal, exchange, regulatory authority or similar administrative, regulatory or judicial body which reasonably confirms that the administrator of that Screen Rate is insolvent, provided that, in each case, at that time, there is no successor administrator to continue to provide that Screen Rate;

(ii) the administrator of the Screen Rate publicly announces that it has ceased or will cease, to provide that Screen Rate permanently or indefinitely and, at that time, there is no successor administrator to continue to provide that Screen Rate;

(iii) the supervisor of the administrator of the Screen Rate publicly announces that such Screen Rate has been or will be permanently or indefinitely discontinued; or

(iv) the administrator of the Screen Rate or its supervisor announces that the Screen Rate may no longer be used; or

(c) in the opinion of the Majority Lenders and the Company, the Screen Rate is otherwise no longer appropriate for the purposes of calculating interest under this agreement.

Secured Money means all money which an Obligor (whether alone or not) is or at any time may become actually or contingently liable to pay to or for the account of a Finance Party (whether alone or not) for any reason whatever under or in connection with a Security Document (as amended, novated, supplemented, extended, replaced or restated) whether or not currently contemplated).

It includes money by way of principal, interest, fees, costs, indemnities, charges, duties or expenses or payment of liquidated or unliquidated damages under or in connection with a Security Document, or as a result of a breach of or default under or in connection with a Security Document.

Where an Obligor would have been liable but for its deregistration, or a compromise, deed of arrangement, amalgamation, administration, reconstruction, winding up, dissolution, assignment for the benefit of creditors, arrangement or compromise with creditors or bankruptcy or a set-off claimed by it, it will be taken still to be liable.

Secured Property means, at any time, the assets the subject of the security created under the Security Documents at that time.

Security Documents means:

(a) the Security Trust and Subordination Deed;

(b) the Deed of Acknowledgment;

(c) the General Security Deed (including any accession deed to it); and

(d) the Mortgages (if any),

and any other document agreed and designated in writing to be a security document by the Company and the Security Trustee.

Security Trust and Subordination Deed means the Security Trust and Subordination Deed dated on or about the date of this agreement between, amongst others, the Original Company, the Lenders, the Hedging Banks, the Transactional Banks, the Facility Agent and the Security Trustee as amended or replaced from time to time.

Security Trustee means Bank of New Zealand or any replacement Security Trustee appointed in accordance with the Security Trust and Subordination Deed.

Security Trustee and Agency Fee Letter means the security trustee and agency fee letter dated on or about the date of this agreement between the Original Company and the Security Trustee.

Selection Notice means a request substantially in the form set out in schedule 12.

Shareholder means, at any time and in relation to a person, any person who holds (either directly or indirectly) shares in that person at that time.

Shareholder Debt means Subordinated Liabilities owed to any Shareholder of the Company.

Specified Disposal means a disposal contemplated by any of paragraphs (a) to (i) of the definition of Permitted Disposal.

Specified Time means 10:45am (New Zealand time) on the first day of the specified period.

Spectrum Management Rights and Licences means:

(a) the spectrum management rights and spectrum licences (and their equivalents) that are the operating equivalent of what the Group holds as at Financial Close; and

(b) any other spectrum management rights and spectrum licences (and their equivalents) including in respect of 5G services that are necessary or desirable for a person (being a mobile telecommunications network operator and services provider that is operating to the standard at least consistent with the operation of the Group's network at the time) to operate as a mobile telecommunications network operator and services provider.

Subordinated Liabilities means, on any date, borrowed money of any Obligor owed to any person (including a Subordinated Lender) which is subordinated in point of priority and right of repayment to the Facilities under the terms of the Security Trust and Subordination Deed (as "Subordinated Liabilities" thereunder) or which is otherwise subordinated on terms acceptable to the Facility Agent in writing (acting on the instructions of the Majority Lenders, acting reasonably).

Subordinated Lenders means a "Subordinated Lender" as defined in the Security Trust and Subordination Deed.

Subsidiary means, in relation to a person:

(a) a subsidiary, within the meaning of section 5 of the Companies Act, of that person; or

(b) any other person whose financial statements are required to be consolidated with the financial statements of that person in accordance with the Accounting Standards, other than in relation to the Original Company, TlRS and TlSP for so long as the financial statements of either of those entities are required to be so consolidated because of the Nomination and Use Arrangements (for the avoidance of doubt, this exclusion does not affect any other clause of this agreement that may apply to those entities (including but not limited to clause 14.2(g).

Term means each period determined under this Agreement for which the Issuing Bank is under a liability under a Letter of Credit.

Test Date means each 31 March, 30 June, 30 September and 31 December in each year from and including 30 September 2018.

Threshold Amount means, at any time, the lower of:

(a) NZ$10,000,000; and

(b) 10% of EBlTDA for the most recent Financial Year.

TIRS means Trilogy International Radio Spectrum LLC.

TIRS Spectrum means the 700 MHz Spectrum held by TIRS as at the date of this agreement and used by the Group in accordance with the Nomination and Use Arrangements.

TISP means Trilogy International South Pacific LLC.

Total Accordion Facility Commitments means, in relation to an Accordion Facility, the aggregate of the Accordion Facility Commitments relating to that Accordion Facility.

Total Commitments means, at any time, the aggregate of the Commitments relating to each Facility (if any) at that time and, in respect of such a Facility, means the aggregate of the Commitments relating to that Facility at that time.

Total Debt means, at any time, all Finance Debt of the Guaranteeing Group (without double counting) excluding:

(a) any Finance Debt referred to in paragraphs (b), d(ii) and (e) of the definition of Permitted Indebtedness;

(b) any Finance Debt referred to in paragraph (c) of the definition of Permitted Indebtedness to the extent relating to Permitted Security Interests referred to in paragraph (f), (h) and (i) of the definition of Permitted Security Interests; and

(c) any Recourse MRO Receivables Financing.

Total Interest Coverage Ratio means, on any date, the numerical result produced by dividing:

(a) EBlTDA for the 12 month period ending on that date; by

(b) Total Interest Expense for the 12 month period ending on that date.

Total Interest Expense means, for a period (and without double counting), all gross interest and other recurring financing costs (including recurring commission, costs, fees, discounts, premiums or charges and other finance payments in the nature of interest) in respect of Finance Debt (including under and in connection with the Finance Documents) incurred (on an accruals basis) by all members of the Guaranteeing Group (other than from one member to another member of the Guaranteeing Group) for that period including, without limitation:

(a) the interest expense portion of finance lease obligations or similar asset financing;

(b) all recurring or regular fees and charges with respect to borrowed money including all line, facility, guarantee, indemnity, letter of credit or similar fees; and

(c) the net amount of any difference payments in the nature of, or referable to, interest accrued by or to a member of the Guaranteeing Group under any derivative transactions during the relevant period, but excluding, for the avoidance of doubt, any amounts referred to in item (i) of the definition of EBITDA and less:

(d) any interest and other recurring financing costs in respect of Finance Debt incurred (or an accruals basis) by a member of the Guaranteeing Group which has accrued and/or capitalised but which is not payable in cash during that period; and

(e) interest or any other payment obligation in the nature of, or referable to, interest (including any difference payment obligations under any derivative transaction) accrued in relation to Subordinated Liabilities for that period.

Transaction Security means the security granted under the Security Documents.

Transactional Bank means any Lender(s) or Related Body Corporate of any Lender(s) that the Company may select at its sole and absolute discretion who has acceded to the Security Trust and Subordination Deed as a Transactional Bank.

Transactional Bank Facilities means any day to day banking facilities or arrangements made available to an Obligor by a Transactional Bank (including, for the avoidance of doubt, performance guarantees, performance bonds and documentary and standby letters of credit facilities).

Transactional Bank Facility Documents means any agreement between a Transactional Bank and an Obligor relating to a Transactional Bank Facility.

Trilogy means Trilogy International Partners LLC.

Trilogy Note Deed means the convertible note deed dated 7 June 2013 between the Original Company, Trilogy International Spectrum Holdings LLC and Trilogy NZ.

Trilogy NZ means Trilogy International New Zealand LLC.

Utilisation means a utilisation of a Facility.

Utilisation Date means the date of a Utilisation, being the date on which the relevant Advance is to be made or the relevant Letter of Credit is to be issued.

Utilisation Request means a request substantially in the form set out in Part I or Part II (as applicable) of schedule 5.

US$ means the lawful currency of the United States of America.

Write-down and Conversion Powers means:

(a) in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule; and

(b) in relation to any other applicable Bail-In Legislation:

(i) any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

(ii) any similar or analogous powers under that Bail-In Legislation.

700 MHz Spectrum means the certain 10 MHz paired (being the two 5 MHz paired lots) of management rights auctioned by the Crown, and successfully bid for by the Original Company on behalf of TIRS, in October 2013.

1.2 Interpretation

In this agreement, unless the context requires otherwise:

the assets of any person shall be construed as a reference to the whole or any part of its present and future undertaking, property, assets and revenues, including uncalled capital and called but unpaid capital.

authorisation means:

(a) any authorisation, consent, registration, filing, agreement, notarisation, certificate, permission, licence, permit, approval, authority or exemption; or

(b) in relation to anything which will be proscribed or restricted in whole or part by law if a governmental agency intervenes or acts in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without such intervention or action, but excluding Spectrum Management Rights and Licences.

cash cover means a Borrower paying an amount in NZ$ to an interest bearing account in the name of the Borrower and the following conditions being met:

(a) the account is with the Facility C Lender for which that cash cover is to be provided;

(b) until no amount is or may be outstanding under that Ancillary Facility, withdrawals from the account may only be made to pay the relevant Finance Party amounts due and payable to it under this agreement in respect of that Ancillary Facility; and

(c) the Borrower has executed a security document over that account, in form and substance satisfactory to the Finance Party with which that account is held, creating a first ranking security interest over that account.

a clause or schedule is a reference to a clause of, or a schedule to, this agreement.

one person being controlled by another means that the other person (whether directly or indirectly and whether by the ownership of share capital, the possession of voting power, contract or otherwise) has the power to appoint and/or remove the majority of the members of the governing body of that person, or to appoint a member or members of the governing body of that person who is or are in a position to cast, or control the casting of, more than one half of the maximum number of votes that might be cast at a meeting of that governing body, or otherwise controls or has power to control the affairs and policies of that person, or is in a position to derive the whole or a substantial part of the benefit of the existence or activities of that person, and control shall be construed accordingly.

a directive includes any present or future directive, order, regulation, request, policy, guideline, requirement or notification by whatever means by any governmental, intergovernmental or supranational body, agency department or of any regulatory, self regulatory or other authority or organisation (in each case, whether or not having the force of law but, if not having the force of law, the compliance with which is in accordance with the general practice of persons to whom the directive is addressed) and includes any such directive, order, regulation, request, policy, guideline, requirement or notification that relates to capital maintenance or capital adequacy.

a disposal of an asset includes a sale, transfer and any other kind of disposal of, and the grant of an option in respect of, a right or interest (legal or equitable) in that asset (but excluding the payment of money and the creation of security) and an agreement for any of those (and dispose and acquire shall be construed accordingly).

the dissolution of a person includes the liquidation or bankruptcy of that person its removal from the register, and any equivalent or analogous procedure under the law of any relevant jurisdiction.

financial statements include statements of financial position, financial performance, movements in equity and cash flows, and the notes relating thereto.

governmental agency includes any central or local government or any governmental, semi- governmental, judicial, statutory or regulatory entity, authority, body or agency or any person charged with the administration of any law or directive, in each case in any jurisdiction.

indebtedness includes any obligation (whether present or future, actual or contingent, secured or unsecured, as principal or surety or otherwise) for the payment or repayment of money.

the Interest Period of a Letter of Credit shall be construed as a reference to the Term of that Letter of Credit;

a law includes common or customary law and any constitution, decree, judgment, legislation, order, ordinance, regulation, by-law, statute, treaty or other legislative measure, in each case of any jurisdiction whatever, and "lawful" and "unlawful" shall be construed accordingly.

something having a material adverse effect is a reference to it having, in the reasonable opinion of the Majority Lenders, a material adverse effect on:

(a) the business, operations, property or condition (financial or otherwise) of the Guaranteeing Group taken as a whole; or

(b) the ability of an Obligor to perform its obligations under the Finance Documents; or

(c) the validity or enforceability of, or the effectiveness or ranking of any security granted or purporting to be granted pursuant to any of, the Finance Documents or the rights or remedies of any Finance Party under any of the Finance Documents, and material adverse change shall be construed accordingly.

person includes any individual, firm, company, corporation, entity, association of persons (corporate or not), trust or governmental agency (in each case whether or not having separate legal personality).

same day funds means cleared funds immediately available for disbursement.

a security includes:

(a) any mortgage, charge, encumbrance, lien, pledge, finance lease, sale (or lease) and lease-back, sale and repurchase, assignment by way of security, title retention arrangement or similar interest imposed by statute, or other arrangement of any nature having similar economic effect to any of the foregoing; and

(b) any present or future right or interest in personal property that is a security interest for the purposes of the PPSA.

tax includes any present or future tax, levy, impost, duty, charge, fee, deduction or withholding of any nature and whatever called (including any interest, penalties, fines and charges in respect of taxes) imposed, levied, collected, withheld or assessed by any governmental agency, on whomsoever imposed, levied, collected, withheld or assessed together with any interest, penalty, charge, fee or other amount imposed or made on, or in relation to, any of the foregoing, and taxation shall be construed accordingly.

tax on overall net income of a person shall be construed as a reference to tax imposed by the jurisdiction in which its principal office (or in the case of a Lender, its Lending Branch) is located on all or part of the net income, profits or gains of that person (whether worldwide, or only insofar as such net income, profits or gains are considered to arise in or relate to a particular jurisdiction, or otherwise).

In determining whether the Facility Agent and/or a Lender has acted reasonably and/or has not acted unreasonably when giving its consent or instruction such determination shall be made from the perspective of what would be unreasonable/reasonable (as applicable) in the opinion of a person in the Facility Agent's and/or Lender's position taking into account the commercial interests of the Lenders only and shall not, for the avoidance of doubt, be determined from the perspective of what would be unreasonable/reasonable (as applicable) in the opinion of a person in any other position (including, but not limited to the opinion of an Obligor) nor require the Facility Agent and/or Lender to balance the commercial interests of any such other person.

written and in writing include all means of reproducing words in a tangible and permanently visible form.

1.3 Miscellaneous

(a) The introduction to and headings in this agreement are inserted for convenience only and shall be ignored in construing this agreement.

(b) Unless the context otherwise requires, words denoting the singular number only include the plural and vice versa and words denoting any gender include all genders.

(c) References to any legislation or to any provision of any legislation shall be deemed to be references to that legislation or provision as from time to time amended, re-enacted or substituted and, unless otherwise stated, to New Zealand legislation, and, unless the context otherwise requires, shall also include any statutory instruments issued under any such legislation or provision.

(d) References to any document (however described) shall include references to that document as modified, novated, supplemented, varied or replaced from time to time.

(e) References to any party to this agreement or any other document shall include its successors, permitted assigns and transferees.

(f) A Utilisation made or to be made to a Borrower includes a Letter of Credit issued on its behalf.

(g) References to a time of day shall be references to New Zealand time unless otherwise stated.

(h) Anything which may be done at any time may also be done from time to time.

(i) A Borrower providing "cash cover" for a Letter of Credit means a Borrower paying an amount in the currency of the Letter of Credit to the Issuing Bank of such Letter of Credit who must apply the amount in accordance with clause 15.3 (Cash cover).

(j) A Borrower "repaying" or "prepaying" a Letter of Credit means:

(i) that Borrower providing cash cover for that Letter of Credit;

(ii) that Borrower making a payment under clause 8.1 (Claims under a Letter of Credit) in respect of the Letter of Credit or a Borrower reimbursing an amount paid by the Issuing Bank under the Letter of Credit under clause 8.2 (Indemnities);

(iii) the maximum amount payable under the Letter of Credit being reduced or cancelled in accordance with its terms;

(iv) the Letter of Credit being returned to the relevant Issuing Bank;

(v) the Issuing Bank being satisfied that it has no further liability under that Letter of Credit; or

(vi) if the Issuing Bank has given its prior consent, providing a back-to-back letter of credit, bank guarantee or similar from a bank which, along with the terms (including fees and identity of the issuer) of such letter of credit, bank guarantee or similar instrument, must be acceptable to the Issuing Bank in its absolute discretion, and the amount by which a Letter of Credit is repaid or prepaid under paragraphs (i), (ii), (iii) and (vi) above is the amount of the relevant cash cover, payment, reimbursement, reduction or cancellation. When under this agreement a Borrower is obliged to repay or prepay a Letter of Credit, it must:

(A) provide cash cover for the outstanding amount of the Letter of Credit (less the total amount paid by the Issuing Bank under the Letter of Credit); and

(B) pay under clause 8.1 (Claims under a Letter of Credit) or clause 8.2 (Indemnities) an amount equal to the total amount paid by the Issuing Bank under the Letter of Credit,

except to the extent that the amount of the Letter of Credit has been repaid or prepaid by another means.

(k) A Lender funding its participation in a Utilisation includes a Lender participating in a Letter of Credit.

(l) An amount borrowed includes any amount utilised by way of Letter of Credit.

(m) Amounts outstanding under this agreement include amounts actually or contingently outstanding under or in respect of any Letter of Credit.

(n) An outstanding amount of a Letter of Credit at any time is the maximum amount that is or may be payable by the relevant Borrower in respect of that Letter of Credit at that time.

(o) A Borrower's obligation on Utilisations becoming "due and payable" includes the Borrower repaying any Letter of Credit in accordance with paragraph (j) above.

1.4 Joint and several

The Borrowers acknowledge and agree that their obligations under this agreement are joint and several.

1.5 Capacity of Security Trustee

Clause 1.6 of the Security Trust and Subordination Deed applies to this agreement as if set out in full.

1.6 Contract and Commercial Law Act 2017

For the purposes of the Contract and Commercial Law Act 2017, each Guarantor (as Guarantor and Obligor) acknowledges and declares that its obligations under this agreement constitute promises which are intended to confer benefits enforceable by each Hedging Bank and each Transactional Bank from time to time (provided that no Hedging Bank or Transactional Bank is required to consent to any amendment to this agreement other than the terms of clauses 1.1 (Definitions) to the extent (only) directly or indirectly used in, or otherwise impacting any of, the following clauses: 1.6 (Contract and Commercial Law Act 2017), 18 (Taxes), 23 (Amendments and waivers), 25.2 (No assignment), 26 (Guarantee) or 27 (Change to Obligors), or any defined terms applicable to those clauses).

2. Facilities

2.1 Facility A

(a) Grant of Facility A: The Facility A Lenders agree to make Facility A available to the Borrowers in NZ$ upon the terms and subject to the conditions contained in this agreement.

(b) Maximum Amount: The aggregate amount of all outstanding Advances under Facility A may not at any time exceed the Facility A Amount.

(c) Purpose: The Borrowers will use the proceeds of each Advance under Facility A to:

(i) refinance existing indebtedness under the Existing Facility Agreement and, as contemplated by the Amendment and Restatement Deed, this agreement; and

(ii) pay costs and expenses incurred by the Borrowers or any other Group Member in connection with the Finance Documents; and

(iii) finance working capital of the Group (only to the extent of any excess available as contemplated by the terms of the Amendment and Restatement Deed),

2.2 Facility B

(a) Grant of Facility B: The Facility B Lenders agree to make Facility B available to the Borrowers in NZ$ upon the terms and subject to the conditions contained in this agreement.

(b) Maximum Amount: The aggregate amount of all outstanding Advances under Facility B may not at any time exceed the Facility B Amount.

(c) Purpose: Each Borrower shall apply the proceeds of each Advance under Facility B to:

(i) fund Capital Expenditure in respect of and payment for the acquisition of (including any deferred payments in respect of) Spectrum Management Right and Licences;

(ii) fund the acquisition of mobile handsets and/or other equipment from Handset Providers in circumstances where the mobile handsets and/or other equipment are provided to customers under an MRO Product and any resulting MRO Receivable is not disposed of by the relevant Obligor;

(iii) fund other Capital Expenditure; or

(iv) reimburse that Borrower for any invoiced amounts that it has already paid to Huawei or any of its Related Bodies Corporate prior to the date of this agreement in respect of any the purposes described in sub-paragraphs (i) to (iii) above, provided that the aggregate Advances made to all Borrowers for the purposes described in this sub-paragraph (iv) may not exceed NZ$15,000,000.

2.3 Facility C

(a) Grant of Facility C: The Facility C Lenders agree to make Facility C available to the Borrowers in NZ$ upon the terms and subject to the conditions contained in this agreement.

(b) Maximum Amount: The aggregate amount of:

(i) all outstanding Utilisations under Facility C;

(ii) the Ancillary Outstandings,

may not at any time exceed the Facility C Amount.

(c) Purpose: Each Borrower shall apply the proceeds of each Advance under Facility C to finance working capital of the Group. For the avoidance of doubt:

(i) financing (i) a Permitted Distribution or (ii) an acquisition of a company or a business, does not constitute working capital of the Group; and

(ii) Facility C shall not be available for the purpose of refinancing Debt Obligations in the financial markets.

(d) Letter of Credit Sub-Limit: The aggregate amount of all Utilisations in respect of Letters of Credit under Facility C may not at any time exceed NZ$10,000,000.

2.4 Accordion Facilities

One or more Accordion Facilities may be established and made available pursuant to clause 2.5 below.

2.5 Establishment of Accordion Facilities

(a) Subject to the provisions of this clause 2.5 and at any time and from time to time the Company may by delivering to the Facility Agent and Security Trustee a duly completed Accordion Facility Notice (not later than 30 Business Days prior to the proposed Establishment Date specified in that Accordion Facility Notice) invite:

(i) one or more Lenders (each an Accordion Lender); and/or

(ii) subject to clause 2.7(i), any other banks or financial institutions or trusts, funds or other entities which are regularly engaged in or established for the purposes of making, purchasing or investing in loans, securities or other financial assets (each an Accordion Accession Lender), to commit to provide a NZ$ term loan for:

(iii) the same purpose as Facility B;

(iv) the purposes of refinancing Facility A, Facility B or another Accordion Facility; or

(v) any other purpose approved by the Majority Lenders and each Accordion Lender and/or Accordion Accession Lender relating to that Accordion Facility,

(any such facility being an Accordion Facility) provided that the aggregate amount of the Total Accordion Facility Commitments for all Accordion Facilities put in place during the term of this agreement (the Aggregate Accordion Commitments) shall not at any time exceed NZ$35,000,000 (or such higher amount as the Majority Lenders may agree the Accordion Limit);

2.6 Completion of an Accordion Facility Notice

(a) Each Accordion Facility Notice is irrevocable and will not be regarded as having been duly completed unless it sets out the Accordion Facility Terms applicable to the Accordion Facility to which it relates.

(b) Each Accordion Facility Notice delivered to the Facility Agent and Security Trustee must be duly completed and executed by the Company and each relevant Accordion Lender and/or Accordion Accession Lender (as applicable).

(c) Only one Accordion Facility may be requested in an Accordion Facility Notice.

2.7 Conditions to establishment of an Accordion Facility

(a) The establishment of an Accordion Facility will only be effected in accordance with clause 2.10 (Effectiveness of Accordion Facility)if:

(i) on the date of the Accordion Facility Notice and on the Establishment Date:

(A) no Event of Default, Potential Event of Default or Event of Review is continuing or would result from the establishment of the proposed Accordion Facility; and

(B) the representations and warranties to be made by each Obligor pursuant to clause 13.1 are true in all material respects;

(ii) each Accordion Lender and/or each Accordion Accession Lender enters or has entered into the documentation required for it to accede as a party to the Security Trust and Subordination Deed;

(iii) the Facility Agent has received in form and substance satisfactory to it, such documents (if any) as are reasonably necessary as a result of the establishment of that Accordion Facility to maintain the effectiveness of the security, guarantees, indemnities and other assurance against loss provided to the Finance Parties pursuant to the Finance Documents; and

(iv) it is a condition of the Accordion Facility that immediately following the drawing of any such Accordion Facility, the Obligors will remain in pro forma compliance with the Net Leverage Ratio set forth in clause 14.3(b) as if the ratio were tested at that time taking into account the debt incurred pursuant to such drawing and using the EBITDA for the 12 month period up to the immediately preceding Test Date.

(b) The Facility Agent shall notify the Company and the Lenders promptly upon being satisfied under paragraph (a) above.

(c) The Lenders authorise (but do not require) the Facility Agent to give that notification. The Facility Agent shall not be liable for any damages, costs or losses whatsoever as a result of giving any such notification.

(d) The Facility Agent and Security Trustee shall only be obliged to execute an Accordion Facility Notice delivered to it by the Company once it is satisfied it has complied with all necessary "know your customer" or similar checks under all applicable laws and regulations in relation to the establishment of the relevant Accordion Facility.

(e) If the conditions set out in this agreement have been met, the establishment of an Accordion Facility is effected in accordance with clause 2.10 below when the Facility Agent and Security Trustee executes an otherwise duly completed Accordion Facility Notice.

(f) The Facility Agent and Security Trustee shall, subject to paragraph (e) above, as soon as reasonably practicable after receipt by it of a duly completed Accordion Facility Notice appearing on its face to comply with the terms of this agreement and delivered in accordance with the terms of this agreement, execute that Accordion Facility Notice.

(g) An amendment or waiver that has the effect of changing the Accordion Limit requires the consent of all Lenders.

(h) The Company must provide each Accordion Lender and each Accordion Accession Lender with financial forecasts for the Group for the purposes of considering the invitation in clause 2.5(a). Such information will also be provided to all other Lenders (for information, not approval purposes).

(i) An Accordion Facility must first be offered by the Company to the Lenders on terms proposed by the Company (being the Requested Accordion Terms) and pro rata among the Lenders based on each Lender's share of the aggregate Commitments. The Company must give the Lenders at least 10 Business Days to respond to the offer, such period to commence from the date on which the Required Accordion Terms are delivered to the Facility Agent. If by the end of such period, the offers from the Lenders are insufficient to meet the Accordion Facility amount being requested by the Company (which must be within the limit specified under clause 2.5), any such shortfall shall first be offered to those Lenders that have offered to participate in such Accordion Facility. If those Lenders have offered commitments that exceed the  shortfall amount, they will be scaled back on a pro rata basis (by reference to the amount of commitments they have offered to cover such shortfall). If there remains any shortfall in commitments after this second round offer to the Lenders, the Company may offer such remaining commitments to any third party on the Required Accordion Terms provided that such person satisfies the conditions set forth in clause 25.3(a)(i).

2.8 Restrictions on Accordion Facility terms

(a) The Final Repayment Date of an Accordion Facility cannot be earlier than the original Final Repayment Date applicable to Facility B.

(b) Each Accordion Facility shall be in NZ$.

(c) The weighted average life of an Accordion Facility cannot be shorter than the weighted average life remaining for Facility A and Facility B.

(d) The all-in pricing payable for an Accordion Facility cannot be more than 50 basis points per annum above the all-in pricing payable for Facility B.

(e) Each Accordion Facility will rank pari passu with the other Facilities.

2.9 Notification of participation in Accordion Facility

The Facility Agent shall notify each relevant Lender and each Accordion Accession Lender of the amount of its new commitment under an Accordion Facility by no later than 5 Business Days prior the Establishment Date.

2.10 Effectiveness of Accordion Facility

(a) On the Establishment Date:

(i) subject to the terms of this agreement, the Accordion Lenders and/or Accordion Accession Lenders (as applicable) make available a term loan and/or revolving credit facility (as applicable) in an aggregate amount equal to the Total Accordion Facility Commitments specified in the Accordion Facility Notice which will be available to the Borrowers specified in the Accordion Facility Notice;

(ii) each Accordion Lender and/or Accordion Accession Lender (as applicable) shall assume all the obligations of a Lender corresponding to the Accordion Facility Commitment (the "Assumed Accordion Facility Commitment") specified opposite its name in the Accordion Facility Notice as if it was an initial Lender with respect to that Accordion Facility Commitment and schedule 2 of the Facilities Agreement shall be deemed to be amended accordingly;

(iii) each of the Obligors and each Accordion Lender and/or Accordion Accession Lenders (as applicable) shall assume obligations towards one another and/or acquire rights against one another as the Obligors and that Lender would have assumed and/or acquired had that Lender been an initial Lender with respect to the Assumed Accordion Facility Commitment;

(iv) each Accordion Lender and/or Accordion Accession Lenders (as applicable) and each of the other Finance Parties shall assume obligations towards one another and acquire rights against one another as that Lender and those Finance Parties would have assumed and/or acquired had the Lender been an initial Lender with respect to the Assumed Accordion Facility Commitment;

(v) each relevant Accordion Accession Lender shall become a Party to the Security Trust and Subordination Deed as a "Lender" and the parties to the Security Trust and Subordination Deed and each relevant Accordion Accession Lender shall assume obligations towards one another and acquire rights against one another as if that Lender and those parties would have assumed and/or acquired had the Lender been an Initial Lender (as defined in the Security Trust and Subordination Deed);

(vi) each Accordion Accession Lender shall become a Party as a "Lender"; and

(vii) each Accordion Accession Lender confirms to the Facility Agent and the other Finance Parties that it:

(A) has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Obligor and its related entities and any other person in connection with its participation in this agreement and has not relied exclusively on any information provided to it by an existing Lender in connection with any Finance Document; and

(B) will continue to make its own independent appraisal of the creditworthiness of each Obligor and its related entities and any other person whilst any amount is or may be outstanding under the Finance Documents or any Commitment is in force.

(b) The Facility Agent shall only be obliged to apply the commitments under an Accordion Facility if no Event of Default, Potential Event of Default or Event of Review is continuing or would result from the proposed commitments under the Accordion Facility taking effect.

2.11 No obligation to participate in Accordion Facility

(a) No Lender shall have any obligation to provide new commitments under the Accordion Facility or incur any other obligations under this agreement and the other Finance Documents in relation to any Accordion Facility, and any decision by a Lender to provide new commitments under the Accordion Facility shall be made in its sole discretion independently from any other Lender.

(b) If a Lender does not want to provide new commitments under the Accordion Facility, the Commitments of such Lender shall remain unchanged.

3. Ancillary Facilities

3.1 Type of Facility

An Ancillary Facility may be by way of:

(a) an overdraft facility;

(b) a guarantee, bonding, documentary or stand-by letter of credit facility;

(c) a short term loan facility;

(d) any transactional banking facilities (excluding, for the avoidance of doubt, the Transactional Bank Facilities); or

(e) any other facility or accommodation required in connection with the business of the Guaranteeing Group and which is agreed by a Borrower and a Facility C Lender.

3.2 Availability

(a) If a Borrower and a Facility C Lender agree and except as otherwise provided in this agreement, a Facility C Lender may provide an Ancillary Facility on a bilateral basis in place of all or part of that Facility C Lender's unutilised Commitment under Facility C (which shall (except for the purpose of calculating commitment fees under clause 10.2 (Commitment fee) and determining the Majority Lenders) be reduced by the amount of the Ancillary Commitment under that Ancillary Facility).

(b) An Ancillary Facility shall not be made available unless, not later than two Business Days prior to the proposed commencement date for an Ancillary Facility, the Facility Agent has received from the relevant Borrower;

(i) a notice in writing specifying:

(A) the proposed Borrower(s) which may use the Ancillary Facility;

(B) the proposed commencement date and expiry date of the Ancillary Facility;

(C) the proposed type of Ancillary Facility to be provided;

(D) the proposed Ancillary Commitment, the maximum amount of the Ancillary Facility and, if the Ancillary Facility is an overdraft facility comprising more than one account its maximum gross amount and its maximum net amount; and

(E) the proposed currency of the Ancillary Facility;

(ii) a copy of the proposed Ancillary Document; and

(iii) any other information which the Facility Agent may reasonably request in connection with the Ancillary Facility.

(c) No amendment or waiver of a term of any Ancillary Facility shall require the consent of any Finance Party other than the relevant Facility C Lender unless such amendment or waiver itself relates to or gives rise to a matter which would require an amendment of or under this agreement (including, for the avoidance of doubt, under this clause). In such a case, the provisions of this agreement with regard to amendments and waivers will apply.

(d) Subject to compliance with paragraph (b) above the Ancillary Facility will be available with effect from the date agreed by the relevant Borrower and the relevant Facility C Lender.

3.3 Terms of Ancillary Facilities

(a) Except as provided below, the terms of any Ancillary Facility will be those agreed by the relevant Facility C Lender and the relevant Borrower.

(b) The terms of each Ancillary Facility:

(i) must be based upon normal commercial terms at that time (except as varied by this agreement);

(ii) may allow only Borrowers to use the Ancillary Facility;

(iii) may not allow the Ancillary Outstandings to exceed the Ancillary Commitment;

(iv) may not allow the Ancillary Commitment of the relevant Facility C Lender to exceed the Commitment under Facility C of the relevant Facility C Lender; and

(v) must require that the Ancillary Commitment is reduced to nil, and that all Ancillary Outstandings are repaid (or cash cover provided in respect of all the Ancillary Outstandings) not later than the Final Repayment Date in respect of Facility C (or such earlier date as the Commitment of the relevant Facility C Lender under Facility C is reduced to zero).

(c) If there is any inconsistency between any term of an Ancillary Facility and any term of this agreement, this agreement shall prevail.

3.4 Repayment of Ancillary Facility

(a) An Ancillary Facility shall cease to be available on the Final Repayment Date in respect of Facility C or such earlier date on which its expiry date occurs or on which it is cancelled in accordance with the terms of this agreement.

(b) If an Ancillary Facility expires in accordance with its terms the Ancillary Commitment of the relevant Facility C Lender shall be reduced to zero (and its Commitment under Facility C shall be increased accordingly).

(c) A Facility C Lender may not demand repayment or prepayment of any amounts or demand cash cover for any liabilities made available or incurred by it under its Ancillary Facility (except where the Ancillary Facility is provided on a net limit basis to the extent required to bring any gross outstandings down to the net limit) unless:

(i) the Commitments under Facility C have been cancelled in full, all outstanding Utilisations under Facility C have become due and payable in accordance with the terms of this agreement, or the expiry date of the Ancillary Facility occurs; or

(ii) it becomes unlawful in any applicable jurisdiction for that Facility C Lender to perform any of its obligations as contemplated by this agreement or to fund, issue or maintain its participation in its Ancillary Facility.

3.5 Information

Each Borrower and each Facility C Lender shall, promptly upon request by the Facility Agent, supply the Facility Agent with any information relating to the operation of an Ancillary Facility (including the Ancillary Outstandings) as the Facility Agent may reasonably request from time to time. Each Borrower consents to all such information being released to the Facility Agent and the other Lenders.

4. Lenders

4.1 Participation

Subject to the terms of this agreement and with reference to the relevant Facility, each Lender will participate in each Advance in the proportion which its Commitment in respect of the Facility of which that Advance forms part at the Utilisation Date for that Advance bears to the aggregate of the Commitments in respect of that Facility as at that date.

4.2 Finance Parties' rights and obligations

(a) The obligations of each Finance Party under the Finance Documents are several. Failure by a Finance Party to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

(b) The rights of each Finance Party under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Finance Party from an Obligor is a separate and independent debt in respect of which a Finance Party shall be entitled to enforce its rights in accordance with paragraph (c) below. The rights of each Finance Party include any debt owing to that Finance Party under the Finance Documents and, for the avoidance of doubt, any part of an Advance or any other amount owed by an Obligor which relates to a Finance Party's participation in a Facility or its role under a Finance Document

(including any such amount payable to the Agent on its behalf) is a debt owing to that Finance Party by that Obligor.

(c) A Finance Party may, except as specifically provided in the Finance Documents, separately enforce its rights under or in connection with the Finance Documents.

5. Conditions precedent

5.1 Conditions precedent to initial Utilisation

No Utilisation shall be made by the Lenders until the Facility Agent (acting on the instruction of all Lenders) has received, and found to be satisfactory to it in form and substance, the documents and evidence set out in schedule 3.

5.2 Conditions precedent to each Utilisation

The obligation of the Facility Agent and the Lenders in relation to each Utilisation is conditional upon:

(a) Utilisation Date: the Utilisation Date for that Utilisation being a Business Day during the Availability Period for the Facility relating to that Utilisation;

(b) Amount of Utilisation: the amount of that Utilisation, when aggregated with the amount of all (if any) other Utilisations intended to be made on the same day under the relevant Facility not exceeding the aggregate of the Available Commitments for that Facility;

(c) Denomination: that Utilisation being denominated in NZ$ (unless, in the case of a Letter of Credit, otherwise agreed by the Issuing Bank);

(d) Representations true: the representations and warranties set out in clause 13.1 (Representations and warranties) being true and accurate in all material respects and not misleading or deceptive in any material respect as of the date of the Utilisation Request and the Utilisation Date by reference to the facts and circumstances existing on those dates;

(e) No Event of Default or Event of Review: no Event of Default, Potential Event of Default or Event of Review having occurred and continuing or being reasonably likely to occur on or after the Utilisation Date as a result of the making of that Utilisation, provided that if a Potential Event of Default has occurred and is continuing the reference in this clause 5.2 (Conditions precedent to each ) to a Potential Event of Default will not prevent the Borrowers, in respect of Utilisations under Facility C, from rolling over existing Utilisations in accordance with this agreement; and

(f) Market disruption: (separately in relation to each Lender) no circumstance referred to in clause 16.2 (Illegality and market change) existing on the Utilisation Date.

5.3 Additional conditions precedent for Facility B

In addition to the conditions precedent in clause 5.2 (Conditions precedent to each Utilisation), the obligation of the Facility Agent and the Lenders in relation to each Advance under Facility B is conditional upon:

(a) Minimum Amount: that Advance being for a minimum amount of NZ$2,500,000 or such lesser amount as may be required to finance the Capital Expenditure described in clause 2.2(c).

(b) Maximum Number of Advances: following the making of that Advance, there being no more than 5 Advances outstanding under Facility B;

(c) Confirmation: the Facility Agent receiving, and finding to be satisfactory to it in form and substance, written confirmation from the relevant Borrower that the funding of that Capital Expenditure will not cause clause 14.3(c) to be breached; and

(d) Additional Conditions: the satisfaction of any additional conditions precedent agreed in writing between the Company and any Facility B Lender, and notified to the Facility Agent in writing at the time of any such agreement.

5.4 Additional conditions precedent for Facility C

In addition to the conditions precedent in clause 5.2 (Conditions precedent to each Utilisation), the obligation of the Facility Agent and the Lenders in relation to each Utilisation under Facility C is conditional upon:

(a) Minimum Amount: in respect of an Advance under Facility C, that Advance being for a minimum amount of NZ$250,000; and

(b) Maximum Number of Utilisations: following the making of that Utilisation, there being no more than 10 Advances and 10 Letters of Credit outstanding under Facility C.

5.5 Additional conditions precedent for Accordion Facilities

In addition to the conditions precedent in clause 5.2 (Conditions precedent to each Utilisation), the obligation of the Facility Agent and the Lenders in relation to each Utilisation under an Accordion Facility is conditional upon:

(a) Net Leverage Ratio: the Obligors remaining in pro forma compliance with the Net Leverage Ratio set forth in clause 14.3(b) as if the ratio were tested at that time taking into account the debt incurred pursuant to such drawing and using the EBITDA for the 12 month period up to the immediately preceding Test Date; and

(b) Other: such other additional conditions precedent specified as being Accordion Additional Conditions Precedent in the Accordion Facility Notice relating to that Accordion Facility (if any).

5.6 Condition subsequent

The Company shall ensure that, as soon as reasonably practicable after the Amendment and Restatement Date, but in any event by or on the date falling 150 calendar days after the Amendment and Restatement Date (the CS Longstop Date), an Obligor either acquires (i) the TIRS Spectrum, (ii) TIRS or (iii) all of the share capital of a special purpose vehicle established to acquire the TIRS Spectrum as contemplated by paragraph (i) of the definition of Permitted Acquisition and provided that, in the case of an acquisition under (ii) and (iii) of this clause 5.6, TIRS or, as the case may be, the special purpose vehicle established to acquire the TIRS Spectrum becomes as Additional Guarantor in accordance with clause 27.3 (Additional Guarantors) of this agreement by the CS Longstop Date.

6. Utilisation - Advances

6.1 Availability of Advances

Subject to compliance with clause 5 (Conditions precedent), the Lenders shall make an Advance available to a Borrower if no later than 10.30 am on:

(a) in the case of Facility A, Facility B and each Accordion Facility, the third Business Day before the relevant Utilisation Date; or

(b) in the case of any Advance under Facility C, the relevant Utilisation Date,

(or within such shorter period as the Facility Agent may agree) the Facility Agent has received from that Borrower a duly completed Utilisation Request for that Advance (which shall be irrevocable).

6.2 Notification to Lenders

On receipt of a Utilisation Request for an Advance under a Facility, the Facility Agent shall promptly, and in any event not later than 2.00pm on the Business Day before the relevant Utilisation Date in respect of Facility A, Facility B and each Accordion Facility, and not later than 2.00pm on the Utilisation Date in respect of Facility C, notify each relevant Lender of:

(a) the Utilisation Date for that Advance;

(b) the amount of that Advance and the amount of that Lender's participation in that Advance; and

(c) the duration of the first Interest Period for that Advance.

6.3 Participation

Subject to the provisions of this agreement, each Lender shall on the Utilisation Date of an Advance make available to the Facility Agent for the account of the relevant Borrower the amount of that Lender's participation in that Advance in accordance with clause 17 (Payments).

6.4 Netting

Where on any day an Advance is to be made by a Facility C Lender under Facility C and on the same day an Advance is due for repayment to that Facility C Lender under Facility C then, unless the Facility Agent requires otherwise in any instance, the amount to be lent shall be applied against the amount to be repaid so that on that day only the net amount shall be paid by the relevant Borrower or, as the case may be, that Facility C Lender.

6.5 Consolidation

Where at any time two or more Advances have been drawn by a Borrower and are outstanding under a Facility, the Facility Agent may, in its discretion, consolidate the drawn Advances into a single Advance under that Facility and the parties acknowledge that such consolidated Advances will, upon consolidation, be deemed to be a single Advance under that Facility drawn by that Borrower.

6.6 Splitting and consolidation

On any Interest Payment Date, a Borrower may elect, by notice in writing to the Facility Agent, to split an Advance under Facility A, Facility B or any Accordion Facility, provided that there may be no more than:

(a) 1 Advance under Facility A;

(b) 8 Advances under Facility B; and

(c) in the case of Accordion Facility, the number of Advances specified in the Accordion Facility Notice relating to the Accordion Facility,

outstanding at any one time. A Borrower may elect, by notice in writing to the Facility Agent, to consolidate any Advances under Facility A, Facility B or any Accordion Facility which have the same Interest Payment Date and the parties acknowledge that such consolidated Advances will, upon consolidation, be deemed to be a single Advance under that Facility drawn by that Borrower.

7. Utilisation - Letters of Credit

7.1 Facility C

(a) Facility C may be utilised by way of the issue of Letters of Credit.

(b) clause 6 (Utilisation - Advances) does not apply to Utilisations by way of Letters of Credit.

(c) In determining the amount of the Available Facility and a Lender's L/C Proportion of a proposed Letter of Credit for the purposes of this agreement the Available Commitment of a Facility C Lender will be calculated ignoring any cash cover or any back-to-back letter of credit provided for outstanding Letters of Credit.

7.2 Delivery of a Utilisation Request for Letters of Credit

A Borrower may request a Letter of Credit to be issued by delivery to an Issuing Bank (with a copy to the Facility Agent, or vice versa (as applicable)) of a duly completed Utilisation Request for the issue of a Letter of Credit not later than 11am on the third Business Day prior to the proposed Utilisation Date.

7.3 Completion of a Utilisation Request for Letters of Credit

Each Utilisation Request for a Letter of Credit is irrevocable and will not be regarded as having been duly completed unless:

(a) it specifies that it is for a Letter of Credit;

(b) it identifies the Borrower as the account party of the Letter of Credit;

(c) it identifies the Issuing Bank which is to issue the Letter of Credit;

(d) it identifies the beneficiary or beneficiaries of the Letter of Credit;

(e) the proposed Utilisation Date is a Business Day within the Availability Period applicable to Facility C;

(f) the currency and amount of the Letter of Credit comply with clause 7.4 (Currency and amount of Letters of Credit);

(g) the form of Letter of Credit is attached and is in a form that has been agreed in writing by the Issuing Bank (such agreement not to be unreasonably withheld);

(h) the delivery instructions for the Letter of Credit are specified; and

(i) The Term of the Letter of Credit does not extend beyond the Final Maturity Date for Facility C.

7.4 Currency and amount of Letters of Credit

The currency specified in a Utilisation Request must be New Zealand dollars unless otherwise agreed with the Issuing Bank and the Lenders under Facility C. The amount of the proposed Letter of Credit must not be more than the Available Commitment for Facility C.

7.5 Issue of Letters of Credit

(a) If the conditions set out in this agreement have been met, the relevant Issuing Bank shall issue the Letter of Credit on the relevant Utilisation Date.

(b) An Issuing Bank will only be obliged to comply with clause 7.5(a) if on the date of the Utilisation Request or Renewal Request and on the proposed Utilisation Date:

(i) no Event of Default or Potential Event of Default or Event of Review is continuing or would result from the proposed Utilisation; and

(ii) the conditions precedent in clause 5.2 are satisfied.

(c) The amount of each Lender's participation in each Letter of Credit will be equal to its L/C Proportion.

(d) The Issuing Bank has no duty to enquire of any person whether or not any of the conditions set out in paragraph (b) above have been met. The Issuing Bank may assume that those conditions have been met unless it is expressly notified to the contrary by the Facility Agent. The Issuing Bank will have no liability to any person for issuing a Letter of Credit based on such assumption.

(e) The Issuing Bank is solely responsible for the form of the Letter of Credit that it issues. The Facility Agent has no duty to monitor the form of that document.

(f) Each of the Issuing Bank and the Facility Agent shall provide the other with any information reasonably requested by the other that relates to a Letter of Credit and its issue.

(g) The Issuing Bank may issue a Letter of Credit in the form of a SWIFT message or other form of communication customary in the relevant market but has no obligation to issue that Letter of Credit in any particular form of communication.

(h) Each Borrower shall ensure that no Letter of Credit is issued to support any obligations in respect of borrowed money except as part of a back-stop arrangement pursuant to which a Letter of Credit secures a Borrower's obligations owed to Bank of New Zealand in respect of any transactional banking facilities, including facilities for the issuance of letters of credit, bank guarantees or similar instruments, as well as merchant service facilities, credit card facilities, overdrafts and other similar facilities provided under or in connection with the Existing Facilities Agreement or any ancillary facilities or transactional banking facilities relating thereto, and provided that no such Letters of Credit may be issued or outstanding for this purpose after the date falling 3 months after the date of this agreement.

7.6 Reduction of a Letter of Credit

(a) If, on the proposed Utilisation Date of a Letter of Credit, any Lender under Facility C is a Non-Acceptable L/C Lender and:

(i) that Lender has failed to provide cash collateral to the Issuing Bank in accordance with clause 8.3 (Cash collateral by Non-Acceptable L/C Lender and Borrower's option to provide cash cover); and

(ii) the Borrower of that proposed Letter of Credit has not exercised its right to provide cash cover to the Issuing Bank in accordance with paragraph 8.3(g) of clause 8.3 (Cash collateral by Non-Acceptable L/C Lender and Borrower's option to provide cash cover), the Issuing Bank may reduce the amount of that Letter of Credit by an amount equal to the amount of the participation of that Non-Acceptable L/C Lender in respect of that Letter of Credit and that Non-Acceptable L/C Lender shall be deemed not to have any participation (or obligation to indemnify the Issuing Bank) in respect of that Letter of Credit for the purposes of the Finance Documents.

(b) The Issuing Bank shall notify the Agent and the Company of each reduction made pursuant to this clause 7.6.

(c) This clause 7.6 shall not affect the participation of each other Lender in that Letter of Credit.

7.7 Renewal of a Letter of Credit

(a) A Borrower may request any Letter of Credit issued on behalf of that Borrower be renewed by delivery to an Issuing Bank of a Renewal Request (with a copy to the Facility Agent) in substantially similar form to a Utilisation Request for a Letter of Credit by not later than 11am on the third Business Day prior to the proposed Utilisation Date.

(b) The Finance Parties shall treat any Renewal Request in the same way as a Utilisation Request for a Letter of Credit except that the conditions set out in clauses 7.3(d) and 7.3(g) (Completion of a Utilisation Request for Letters of Credit) shall not apply.

(c) The terms of each renewed Letter of Credit shall be the same as those of the relevant Letter of Credit immediately prior to its renewal, except that:

(i) its amount may be less than the amount of the Letter of Credit immediately prior to its renewal; and

(ii) its Term shall start on the date which was the Expiry Date of the Letter of Credit immediately prior to its renewal, and shall end on the proposed Expiry Date specified in the Renewal Request.

(d) Subject to clauses 7.7(c) and 7.7(e), if the conditions set out in this agreement have been met, the Issuing Bank shall amend or re-issue any Letter of Credit pursuant to a Renewal Request.

(e) Where a new Letter of Credit is to be issued to replace by way of renewal an existing Letter of Credit, the Issuing Bank is not required to issue that new Letter of Credit until the Letter of Credit being replaced has been returned to the Issuing Bank or the Issuing Bank is satisfied either that it will be returned to it or otherwise that no liability can arise under it.

7.8 Notification of the Facility Agent

Each Issuing Bank shall, upon request, provide to the Facility Agent details of all Letters of Credit issued under this agreement including details of the initial face value of each Letter of Credit, the tenor, the Expiry Date, the relevant account party and the beneficiary under that Letter of Credit.

7.9 Reduction or expiry of Letter of Credit

If the amount of any Letter of Credit is wholly or partially reduced or it is repaid or prepaid or it expires prior to its Expiry Date, the relevant Issuing Bank and the relevant Borrower shall promptly notify the Facility Agent of the details upon becoming aware of them.

7.10 Letter of Credit which does not expire before Final Repayment Date

A Letter of Credit must be issued with an Expiry Date. If the Expiry Date of the Letter of Credit is after the Final Repayment Date applicable to Facility C, the Borrower that requested the issue of that Letter of Credit shall repay or prepay the Letter of Credit on the Final Repayment Date applicable to Facility C.

7.11 Lender's participation

If at any time there are two or more Lenders with Commitments in respect of Facility C the following shall apply:

(a) On or after the Utilisation Date for any Letter of Credit under Facility C, any Advances made or to be made under Facility C shall be allocated by the Facility Agent as between Facility C Lenders (including on a non-pro rata basis) so that to the extent feasible, all Facility C Lenders are drawn pro-rata (irrespective of whether a Facility C Lender's Utilisations consist of Advances and/or Letters of Credit) such that the aggregate amount of each Facility C Lender's participation in the Utilisations under Facility C then outstanding bears the same proportion to the aggregate amount of the Utilisations under Facility C then outstanding as its Commitments in respect of Facility C bears to the aggregate of all Commitments in respect of Facility C.

(b) Facility C Lenders agree that any shortfall in the final recovery of any Outstanding Moneys in respect of Facility C (in this clause 7.11 only, the Facility C Shortfall) shall be shared amongst them in the proportion in which each Facility C Lender's Commitment in respect of Facility C bears to the aggregate of all Commitments in respect of Facility C (for each Facility C Lender, and in this clause 7.11 only, its Relevant Proportion).

(c) Where, following the payment of the final distribution to the relevant Facility C Lenders under the Finance Documents, there is a Facility C Shortfall, the Facility Agent shall then determine:

(i) each Facility C Lender's Relevant Proportion of the Facility C Shortfall (for each Facility C Lender, and in this clause 7.11 only, its Equalised Loss Amount); and

(ii) the actual shortfall of the Outstanding Moneys in respect of Facility C that each Facility C Lender has suffered (for each Facility C Lender, and in this clause

7.11 only, its Actual Loss Amount),

and notify each Facility C Lender of such amounts.

(d) Each Facility C Lender agrees that, where its Equalised Loss Amount exceeds its Actual Loss Amount (such excess being, in this clause 7.11 only, its Facility C Excess Amount), it shall pay to the Facility Agent an amount equal to its Facility C Excess Amount within five Business Days.

(e) The Facility Agent shall distribute all money received under paragraph (d) to Facility C Lender(s) whose Equalised Loss Amounts were less than their Actual Loss Amounts as necessary to ensure that, after taking into account the payments and distributions described in paragraph (d) above and this paragraph (e), the actual shortfall of the Outstanding Moneys in respect of Facility C that each Facility C Lender has suffered is equal to its Equalised Loss Amount.

7.12 Appointment of additional Issuing Banks

Any Lender which has agreed to the Company's request to be an Issuing Bank pursuant to the terms of this Agreement shall become an Issuing Bank for the purposes of this Agreement upon notifying the Facility Agent and the Company that it has so agreed to be an Issuing Bank and on making that notification that Lender shall become bound by the terms of this Agreement as an Issuing Bank.

8. Letters of Credit

8.1 Claims under a Letter of Credit

(a) Each Borrower irrevocably and unconditionally authorises the relevant Issuing Bank to pay any claim made or purported to be made under a Letter of Credit requested by it and which appears on its face to be in order and to make any payment under clause

8.7 (Voluntary pay-out) (in this clause 8.1, a claim). Each Issuing Bank must notify the Borrower and the Facility Agent promptly upon a claim being made on the Letter of Credit.

(b) The Borrower shall pay to the Issuing Bank an amount equal to the amount of any claim under that Letter of Credit on the day on which the Issuing Bank pays that claim. If the Borrower does not pay this amount to the Issuing Bank on that date, interest shall accrue on the amount from that date up to the actual date of payment in accordance with clause 19 (Default Interest).

(c) Each Borrower acknowledges that the Issuing Bank:

(i) may make payments under a Letter of Credit by any means that it determines;

(ii) may make any payments under a Letter of Credit despite any direction by the Borrower to the Issuing Bank not to pay, any dispute between the Borrower and the Issuing Bank as to the Issuing Bank's obligation to pay, any dispute between the Borrower and the beneficiary of the Letter of Credit or any claim by the Borrower that a claim under the Letter of Credit is not valid;

(iii) is not obliged to carry out any investigation or seek any confirmation from any other person before paying a claim;

(iv) may refuse to make a payment under a Letter of Credit (in its absolute discretion) where it considers that a claim under, or any other document presented under the Letter of Credit, does not comply with the terms of the Letter of Credit; and

(v) deals in documents only and will not be concerned with the legality of a claim or any underlying transaction or any available set-off, counterclaim or other defence of any person.

(d) The obligations of the Borrower under this clause 8.1 will not be affected by:

(i) the sufficiency, accuracy or genuineness of any claim or any other document;

(ii) any incapacity of, or limitation on the powers of, any person signing a claim or other document;

(iii) any act of any governmental agency, court, arbitral body, agency or authority or the application of any law or regulation affecting any Letter of Credit; or

(iv) any failure by any person to obtain any authorisation required or desirable in connection with any Letter of Credit.

8.2 Indemnities

(a) Without prejudice to the Borrower's obligation under clause 8.1(a) (Claims under a Letter of Credit), the Borrower shall immediately on demand indemnify an Issuing Bank against any loss or liability incurred by the Issuing Bank (otherwise than by reason and to the extent of the Issuing Bank's fraud, gross negligence or wilful misconduct in acting as the Issuing Bank under any Letter of Credit requested by the Borrower (including as a result of the Issuing Bank making a payment under clause

8.7 (Voluntary pay-out)).

(b) Each Lender shall (according to its L/C Proportion) immediately on demand indemnify the Issuing Bank against any cost, loss or liability incurred by the Issuing Bank (otherwise than by reason of the Issuing Bank's gross negligence or wilful misconduct) in acting as the Issuing Bank under any Letter of Credit (including as a result of the Issuing Bank making a payment under clause 8.7 (Voluntary pay-out)) (unless the Issuing Bank has been reimbursed by an Obligor pursuant to a Finance Document).

(c) The Borrower which requested a Letter of Credit shall immediately on demand reimburse any Lender for any payment it makes to the Issuing Bank under this clause

8.2 in respect of that Letter of Credit.

(d) The obligations of each Lender or Borrower under this clause are continuing obligations and will extend to the ultimate balance of sums payable by the Lender or Borrower in respect of any Letter of Credit, regardless of any intermediate payment or discharge in whole or in part.

(e) If a Borrower has provided cash cover in respect of a Lender's participation in a Letter of Credit, the Issuing Bank shall seek reimbursement from that cash cover before making a demand of that Lender under paragraph (b) above. Any recovery made by an Issuing Bank pursuant to that cash cover will reduce that Lender's liability under paragraph (b) above.

(f) The obligations of any Lender or Borrower under this clause will not be affected by any act, omission, matter or thing which, but for this clause, would reduce, release or prejudice any of its obligations under this clause (without limitation and whether or not known to it or any other person) including:

(i) any time, waiver or consent granted to, or composition with, any Obligor, any beneficiary under a Letter of Credit or any other person;

(ii) the release or resignation of any other Obligor or any other person under the terms of any composition or arrangement with any creditor of any Obligor or other person;

(iii) the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or Security over assets of, any Obligor, any beneficiary under a Letter of Credit or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(iv) any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor, any beneficiary under a Letter of Credit or any other person;

(v) any amendment (however fundamental) or replacement of a Finance Document, any Letter of Credit or any other document or security;

(vi) any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document, any Letter of Credit or any other document or security;

(vii) any set off, combination of accounts or counterclaim; or

(viii) any insolvency or similar proceedings.

8.3 Cash collateral by Non-Acceptable L/C Lender and Borrower's option to provide cash cover

(a) If, at any time, a Lender under Facility C is a Non-Acceptable L/C Lender, the Issuing Bank may, by notice to that Lender, request that Lender to pay and that Lender shall pay, on or prior to the date falling 5 Business Days after the request by the Issuing Bank, an amount equal to that Lender's L/C Proportion of:

(i) the outstanding amount of a Letter of Credit or all Letters of Credit; or

(ii) in the case of a proposed Letter of Credit, the amount of that proposed Letter of Credit,

and in the currency of that or those Letter(s) of Credit to an interest-bearing account held in the name of that Lender with the Issuing Bank.

(b) The Non-Acceptable L/C Lender to whom a request has been made in accordance with paragraph (a) above shall enter into a security document or other form of collateral arrangement over the account, in form and substance satisfactory to the Issuing Bank, as collateral for any amounts due and payable under this agreement by that Lender to the Issuing Bank in respect of that or those Letter(s) of Credit.

(c) Subject to paragraph (f) below, withdrawals from such an account may only be made to pay the Issuing Bank amounts due and payable to it under this Agreement by the Non-Acceptable L/C Lender in respect of that of those Letter(s) of Credit until no amount is or may be outstanding under that or those Letter(s) of Credit.

(d) Each Lender under Facility C shall notify the Agent and the Company:

(i) on the date of this Agreement or on any later date on which it becomes such a Lender in accordance with clause 25 (Assignment and transfer) whether it is a Non-Acceptable L/C Lender; and

(ii) as soon as practicable upon becoming aware of the same, that it has become a Non-Acceptable L/C Lender,

and an indication in Schedule 2 in a transfer certificate, to that effect will constitute a notice under paragraph (i) above to the Agent and, upon delivery in accordance with clause 25.4 of a transfer certificate, to the Company.

(e) Any notice received by the Agent pursuant to paragraph (d) above shall constitute notice to the Issuing Bank of that Lender's status and the Agent shall, upon receiving each such notice, promptly notify the Issuing Bank of that Lender's status as specified in that notice.

(f) Notwithstanding paragraph (c) above, a Lender which has provided cash collateral in accordance with this clause 8.3 may, by notice to the Issuing Bank, request that an amount equal to the amount provided by it as collateral in respect of the relevant Letter of Credit (together with any accrued interest) be returned to it:

(i) to the extent that such cash collateral has not been applied in satisfaction of any amount due and payable under this Agreement by that Lender to the Issuing Bank in respect of the relevant Letter(s) of Credit;

(ii) if:

(A) it ceases to be a Non Acceptable L/C Lender; or

(B) its obligations in respect of the relevant Letter(s) of Credit are transferred to a New Lender in accordance with the terms of this Agreement; and

(iii) if no amount is due and payable by that Lender in respect of a Letter of Credit,

and the Issuing Bank shall pay that amount to the Lender within 5 Business Days of that Lender's request (and shall cooperate with the Lender in order to procure that the relevant security or collateral arrangement is released and discharged).

(g) To the extent that a Non-Acceptable L/C Lender fails to provide cash collateral (or notifies the Issuing Bank that it will not provide cash collateral) in accordance with this clause 8.3 in respect of a proposed Letter of Credit, the Issuing Bank shall promptly notify the Company (with a copy to the Facility Agent) and the Borrower of that proposed Letter of Credit may, at any time before the proposed Utilisation Date of that Letter of Credit, provide cash cover to an account with the Issuing Bank in an amount equal to that Lender's L/C Proportion of the amount of that proposed Letter of Credit.

8.4 Requirement for cash cover from Borrower

If:

(a) a Non-Acceptable L/C Lender fails to provide cash collateral (or notifies the Issuing Bank that it will not provide cash collateral) in accordance with clause 8.3 (Cash collateral by Non Acceptable L/C Lender and Borrower's option to provide cash cover) in respect of a Letter of Credit that has been issued;

(b) the Issuing Bank notifies the Company (with a copy to the Agent) that it requires the Borrower of the relevant Letter of Credit to provide cash cover to an account with the Issuing Bank in an amount equal to that Lender's L/C Proportion of the outstanding amount of that Letter of Credit; and

(c) that Borrower has not already provided such cash cover which is continuing to stand as collateral,

then that Borrower shall provide such cash cover within 5 Business Days of the notice referred to in paragraph (b) above.

8.5 Regulation and consequences of cash cover provided by Borrower

(a) Any cash cover provided by a Borrower pursuant to clause 8.3 (Cash collateral by Non-Acceptable L/C Lender and Borrower's option to provide cash cover) or clause 8.4 (Requirement for cash cover from Borrower) may be funded out of a Facility C Loan.

(b) Notwithstanding clause 1.3(i), the relevant Borrower may request that an amount equal to the cash cover (together with any accrued interest) provided by it pursuant to clause 8.3 (Cash collateral by Non-Acceptable L/C Lender and Borrower's option to provide cash cover) or clause 8.4 (Requirement for cash cover from Borrower) be returned to it:

(i) to the extent that such cash cover has not been applied in satisfaction of any amount due and payable under this Agreement by that Borrower to the Issuing Bank in respect of a Letter of Credit;

(ii) if:

(A) the relevant Lender ceases to be a Non Acceptable L/C Lender; or

(B) the relevant Lender's obligations in respect of the relevant Letter of Credit are transferred to a New Lender in accordance with the terms of this Agreement; and

(iii) if no amount is due and payable by the relevant Lender in respect of the relevant Letter of Credit,

(c) To the extent that a Borrower has provided cash cover pursuant to clause 8.3 (Cash collateral by Non-Acceptable L/C Lender and Borrower's option to provide cash cover) or clause 8.4 (Requirement for cash cover from Borrower), the relevant Lender's L/C Proportion in respect of that Letter of Credit will remain (but that Lender's obligations  in relation to that Letter of Credit may be satisfied in accordance with paragraph (b) of clause 15.3 (Cash cover)). However the relevant Borrower's obligation to pay any Letter of Credit fee in relation to the relevant Letter of Credit to the Agent (for the account of that Lender) in accordance with paragraph (a) of clause 10.4 (Fees payable in respect of Letters of Credit) will be reduced proportionately as from the date on which it provides that cash cover (and for so long as the relevant amount of cash cover continues to stand as collateral).

(d) The relevant Issuing Bank shall promptly notify the Agent of the extent to which a Borrower provides cash cover pursuant to clause 8.3 (Cash collateral by Non-

Acceptable L/C Lender and Borrower's option to provide cash cover) or clause 8.4 (Requirement for cash cover from Borrower) and of any change in the amount of cash cover so provided.

8.6 Rights of contribution

No Obligor will be entitled to any right of contribution or indemnity from any Finance Party in respect of any payment it may make under this clause 8.

8.7 Voluntary pay-out

An Issuing Bank may cancel a Letter of Credit:

(a) immediately upon the Facility Agent having given notice under clause 15.1 (Events of Default);

(b) if the Issuing Bank would be entitled to exercise its rights under clause 16.2 (Illegality and market change); or

(c) if the Final Repayment Date applicable to Facility C has occurred, or all Advances owing under this agreement have been fully repaid and the Total Commitments are cancelled in full, and the Borrower has not repaid or prepaid the Letter of Credit or complied with any other arrangement satisfactory to the Issuing Bank, by paying to the beneficiary of the relevant Letter of Credit the outstanding amount of the Letter of Credit or any lesser amount specified by the beneficiary.

9. Interest

9.1 Interest Rate

Each Borrower shall pay interest on each Advance made to it, in respect of each Interest Period for that Advance, at the percentage rate per annum determined by the Facility Agent to be the aggregate of the Margin for that Interest Period and that Advance and the Base Rate for that Interest Period and that Advance.

9.2 Notification of Interest Rate

The Facility Agent shall promptly notify the relevant Borrower and the Lenders of the Margin and the Base Rate for each Interest Period in respect of each Advance. The failure of the Facility Agent to notify the relevant Borrower of the applicable rates shall not affect that Borrower's liability to pay interest at the rate required pursuant to clause 9.1 (Interest Rate).

9.3 Interest Period for Advances

Each Interest Period in relation to an Advance shall be a period of 1, 2, 3 or 6 months' duration (or any other duration agreed between the relevant Borrower and the relevant Lenders), and provided that:

(a) the duration of the first Interest Period shall be selected by the relevant Borrower in the Utilisation Request relating to that Advance;

(b) with effect from the Amendment and Restatement Date, Interest Periods of 1 or 2 months' duration shall not be selected by the relevant Borrower more than 4 times;

(c) the duration of each subsequent Interest Period shall be as selected by the relevant Borrower by providing a Selection Notice to the Facility Agent not less than two Business Days prior to the commencement of that Interest Period, provided that if that Borrower fails to give such Selection Notice the Interest Period shall be of one month's duration;

(d) the first Interest Period shall begin on the Utilisation Date of that Advance and each subsequent Interest Period shall commence on the last day of the previous Interest Period applicable to that Advance;

(e) an Interest Period which would otherwise end on a day which is not a Business Day shall be extended to the next succeeding Business Day unless the result of that extension would be to carry the Interest Period over into another calendar month, in which case the Interest Period shall end on the immediately preceding Business Day;

(f) where an Interest Period commences on the last day of a calendar month or on a day for which there is no numerically corresponding day in the month in which the Interest Period would otherwise end, that Interest Period shall (subject to clause 9.3(e) and 9.3(g)) end on the last day of that last mentioned month; and

(g) no Interest Period in respect of an Advance under a Facility may extend beyond the Final Repayment Date for that Facility.

9.4 Payment

Interest in respect of each Interest Period and an Advance shall be calculated on the basis of the actual number of days elapsed and a 365 day year, and shall accrue from day to day and shall, subject as otherwise provided in this agreement, be paid in arrears on the Interest Payment Date or dates applicable to that Interest Period and that Advance.

10. Fees

10.1 Arrangement and agency fees

The Company shall pay the fees specified in, and on the terms set out in, the Fee Letters.

10.2 Commitment fee

(a) The Company shall pay to the Facility Agent for the account of the Lenders a non- refundable commitment fee at the rate of [xxx] of the applicable Margin on that Lender's Available Commitment under each Facility, other than an Accordion Facility, for the Availability Period applicable to that Facility.

(b) For each Accordion Facility, the Company shall pay to the Facility Agent for the account of the Accordion Lenders or Accordion Accession Lenders with a Commitment under that Accordion Facility a non-refundable commitment fee at the rate and on the terms provided for the in the Accordion Facility Notice relating to that Accordion Facility on that Lender's Available Commitment under that Facility for the Availability Period applicable to that Accordion Facility.

(c) Such commitment fees shall accrue on a daily basis on the basis of a 365 day year determined by reference to the relevant Lender's Available Commitment and the applicable Margin on each such day.

(d) The accrued commitment fee is payable quarterly in arrear on each Test Date and, in respect of each Facility, on the last day of the Availability Period and on the cancelled amount of the relevant Lender's Commitment in relation to a Facility at the time the cancellation is effective.

10.3 Interest, commission and fees on Ancillary Facilities

The rate and time of payment of interest, commission, fees and any other remuneration in respect of each Ancillary Facility shall be determined by agreement between the relevant Facility C Lender and the relevant Borrower of that Ancillary Facility, provided such rates and terms shall be (in the opinion of the relevant Facility C Lender (acting reasonably)) consistent with what the relevant Facility C Lender is charging customers of similar standing to the relevant Borrower of that Ancillary Facility in the market at the relevant time.

10.4 Fees payable in respect of Letters of Credit

Information relating to pricing redacted

(a) Each Borrower shall pay to the Issuing Bank a fronting fee at the rate of per cent. per annum on the outstanding amount of each Letter of Credit which is counter- indemnified by the other Lenders of each Letter of Credit requested by it for the period from the issue of that Letter of Credit until its Expiry Date.

(b) Each Borrower shall pay to the Facility Agent (for the account of each Lender) a Letter of Credit fee computed at the rate equal to the Margin applicable to a Facility C Advance on the outstanding amount of each Letter of Credit requested by it for the period from the issue of that Letter of Credit until its Expiry Date. Subject to paragraph (c) of clause 8.5 (Regulation and consequences of cash cover provided by Borrower), this fee shall be distributed according to each Lender's L/C Proportion.

(c) The accrued Letter of Credit fee on a Letter of Credit shall be payable on each Test Date (or on the Expiry Date for that Letter of Credit) starting on the date of issue of that Letter of Credit. If the outstanding amount of a Letter of Credit is reduced, any fronting fee or Letter of Credit fee accrued in respect of the amount of that reduction shall be payable on the day that that reduction becomes effective.

(d) If a Borrower provides cash cover in respect of any Letter of Credit:

(i) the Letter of Credit fee shall continue to be payable until the expiry of the Letter of Credit; and

(ii) each Borrower shall be entitled to apply interest accrued on the cash cover to pay the fees described in paragraph (i) above provided that no Event of Default is continuing.

10.5 Non-refundable

All fees, once paid, are non-refundable.

11. Repayment and prepayment

11.1 Voluntary prepayment

The Borrowers may prepay all or any part of the Principal outstanding under the Facilities upon giving to the Facility Agent not less than 5 Business Days' prior irrevocable notice. Any such prepayment shall be in a minimum of:

(a) NZ$2,500,000 in relation to Facility A, Facility B and each Accordion Facility; and

(b) NZ$500,000 (and an integral multiple of NZ$100,000) in relation to Facility C,

or such other amount as the Facility Agent may agree in writing. Amounts prepaid under this clause shall be applied to, and in cancellation of the Commitments in respect of, such Facility as the relevant Borrower may elect in their sole and absolute discretion but in any event pro rata against outstandings under such Facility (and where any Accordion Facility has amortisation instalments in the repayment profile, in reduction of such amortisation instalments as the Company shall select).

11.2 Mandatory prepayment - change of core business and disposal

Upon the occurrence of:

(a) a material change in the core business of any Obligor (whether by way of a single transaction or series of related transactions) that has, or is reasonably likely to have, a material adverse effect; or

(b) the sale or disposal (whether in a single transaction or series of related transactions) of all or substantially all of the assets of any Obligor that has, or is reasonably likely to have, a material adverse effect, the Facilities will be cancelled and all outstanding Utilisations together with accrued interest and all other amounts accrued under the Finance Documents shall become immediately due and payable.

11.3 Mandatory prepayment - disposals and claims

(a) Subject to clause 11.3(b) if any member of the Guaranteeing Group receives or recovers Net Proceeds:

(i) in excess of the Acquisition/Disposal//Indebtedness/Financial Support Threshold Amount in aggregate in any Financial Year from any disposal or lease (not being a Specified Disposal) of the business or assets of a member of the Guaranteeing Group;

(ii) in excess of NZ$5,000,000 in aggregate in any Financial Year from making any claim under an insurance policy (other than in relation to any public or third party liability);

(iii) in excess of the Threshold Amount in aggregate in any 12 month period from making any claim against any professional adviser; or

(iv) in excess of the Threshold Amount in aggregate in any 12 month period from making any claim under any due diligence report or warranty, in each case in relation to an acquisition,

the Company will procure that an amount equal to that excess is applied in or towards prepayment of the Principal, together with all interest and fees accrued on the amount repaid or prepaid within 90 days of receipt in accordance with this clause 11.

(b) Net Proceeds received or recovered by any member of the Guaranteeing Group as a result of making any disposal or lease (not being a Specified Disposal), a claim under an insurance policy, a claim against a professional adviser or a claim under any due diligence report or warranty need not be applied in accordance with clause 11.3(a) if:

(i) within 180 days after receipt it is applied or unconditionally committed in reinstating, replacing or repairing, or otherwise invested in, assets of a capital nature which are not prohibited from being purchased under this agreement, (for the avoidance of doubt, the application of such proceeds in accordance with this paragraph shall not constitute Capital Expenditure for the purpose of this agreement) or meeting or reimbursing for liabilities in relation to which that amount was received; and

(ii) within 360 days after receipt it is actually paid towards the purpose for which it was applied or unconditionally committed under clause 11.3(b)(i).

11.4 Application of voluntary and mandatory prepayments

(a) Subject to (b) below, amounts required to be prepaid under clauses 11.2 (Mandatory prepayment - change of core business and disposal) and 11.3 (Mandatory prepayment - disposals and claims) will be applied as follows:

(i) firstly, pro rata against Principal under Facility A and Facility B and the cancellation of the corresponding Commitments;

(ii) second, in cancellation of Available Commitments under Facility B (provided that the amount of such cancellation may be retained by the Guaranteeing Group and need not be repaid, except as specified below);

(iii) thirdly, in cancellation of Available Commitments under Facility C (provided that the amount of such cancellation may be retained by the Guaranteeing Group and need not be repaid, except as specified below);

(iv) fourthly, in prepayment of outstanding Advances under Facility C and cancellation of the corresponding Commitments;

(v) fifthly, in prepayment of outstanding Letters of Credit under Facility C and cancellation of the corresponding Commitments; and

(vi) finally, in repayment and cancellation of outstandings and commitments under any Ancillary Facility,

in each case pro rata by reference to the total Principal outstanding under that Facility.

(b) In the event that there are Commitments and/or principal outstanding under an Accordion Facility, those Commitments and/or principal shall be treated in the same manner as Facility B pro rata by reference to the total Principal outstanding under that Facility.

(c) Subject to there being no Event of Default, Potential Event of Default or Event of Review continuing, prepayments in respect of Facility A, Facility B and an Accordion Facility may be deposited in a charged account in favour of the Security Trustee pending their application at the end of the next applicable Interest Period or during any permitted reinvestment period.

11.5 Other amounts payable upon prepayment

(a) Break costs: Where the whole or any part of any Advance is prepaid under this agreement and such prepayment is not made on the last day of an Interest Period relating to that Advance, the relevant Borrower shall pay to the Facility Agent for the account of the Lenders:

(i) simultaneously with that prepayment, accrued interest (including accrued Margin) on that Advance (including, where relevant, any amount payable under clause 19 (Default Interest)) to the date of actual payment; and

(ii) upon demand, any amount specified by the Facility Agent as being specified by a Lender as its Break Costs attributable to all or any part of that Advance being paid by the relevant Borrower on a day other than the last day of an Interest Period for that Advance.

Each Lender shall be entitled to receive an amount equal to its Break Costs. Each Lender shall, as soon as reasonably practicable after a demand by the Facility Agent or the relevant Borrower, provide a certificate to that Borrower confirming the amount of its Break Costs for any Interest Period in which they accrue.

(b) Full prepayment: Where the whole of the Principal is to be prepaid under this agreement, the relevant Borrower shall pay to the Facility Agent for the account of the Lenders, in addition to any amounts payable under clause 11.5(a), all other Outstanding Money to the date of actual payment.

11.6 Redrawing

(a) Amounts repaid or prepaid under Facility A, Facility B and each Accordion Facility may not be redrawn.

(b) Subject to compliance with the provisions of this agreement relating to utilisation, amounts under Facility C repaid in accordance with clauses 11.7(a) or 11.7(b) or prepaid in accordance with clause 11.1 (Voluntary prepayment) shall be available for drawing or redrawing during the Availability Period.

11.7 Repayment of Utilisations

(a) Each Advance under Facility C shall be repaid by the relevant Borrower on its Repayment Date.

(b) If not previously repaid, the Borrower must repay each Letter of Credit issued on its behalf in full on the date stated in that Letter of Credit to be its Expiry Date.

(c) Subject to clause 7.10 (Letter of Credit which does not expire before Final Repayment Date), any Letter of Credit still outstanding on the Final Repayment Date in respect of Facility C shall be repaid on that date in accordance with clause 8.7.

(d) Each Advance under each of Facility A and Facility B shall be repaid by the relevant Borrower in one amount on the Final Repayment Date in respect of that Facility.

(e) Each Advance under an Accordion Facility shall be repaid as specified in the Accordion Facility Notice.

11.8 Final Repayment

(a) The Borrowers shall repay to the Facility Agent for the account of the Accordion Lenders all Outstanding Moneys in respect of each Accordion Facility on the Final Repayment Date in respect of such Accordion Facility.

(b) The Borrowers shall repay to the Facility Agent for the account of the Lenders all Outstanding Moneys in respect of Facility A on the Final Repayment Date in respect of Facility A.

(c) The Borrowers shall repay to the Facility Agent for the account of the Lenders all Outstanding Moneys in respect of Facility B on the Final Repayment Date in respect of Facility B.

(d) The Borrowers shall repay to the Facility Agent for the account of the Lenders all Outstanding Moneys in respect of Facility C on the Final Repayment Date in respect of Facility C.

11.9 Right of replacement or repayment and cancellation in relation to a single Lender

(a) If:

(i) any sum payable to any Lender by an Obligor is required to be increased under clause 16 (Changes in circumstances) or clause 18 (Taxes); and/or

(ii) a Lender or Issuing Bank has not consented to a waiver or amendment requiring all Lenders and to which Lenders holding an aggregate of 66 ⅔% of the Total Commitments have consented,

the Company may, whilst the circumstance giving rise to the requirement for that increase or claim continues, give the Facility Agent notice:

(A) (if such circumstances relate to a Lender) of cancellation of the Commitment of that Lender and its intention to replace that Lender in accordance with paragraph (d) below.

(B) (if such circumstances relate to an Issuing Bank) of repayment of any outstanding Letter of Credit issued by it and cancellation of its appointment as an Issuing Bank under this Agreement in relation to any Letters of Credit to be issued in the future.

(b) On receipt of a notice of cancellation referred to in paragraph (a) above in relation to a Lender, the Commitment of that Lender shall immediately be reduced to zero.

(c) On the last day of each Interest Period which ends after the Company has given notice of cancellation under paragraph (a) above (or, if earlier, the date specified by the Company in that notice), each Borrower to which an Advance is outstanding shall repay that Lender's participation in that Advance. On the date specified by the Company in that notice, each Borrower who has requested a Letter of Credit which is outstanding issued in respect of which that Lender is an Issuing Bank shall repay that Letter of Credit.

(d) If:

(i) any of the circumstances set out in paragraph (a) above apply to a Lender; or

(ii) an Obligor becomes obliged to pay any amount in accordance with clause 16.2 (Illegality and market change) to any Lender,

the Company may, on 10 Business Days' prior notice to the Facility Agent and that Lender, replace that Lender by requiring that Lender to (and, to the extent permitted  by law, that Lender shall) transfer pursuant to clause 25 (Assignment and transfer) all (and not part only) of its rights and obligations under this agreement to a person selected by the Company which is acceptable (in the case of any transfer of a Facility C Commitment) to the Issuing Bank, and which confirms its willingness to assume and does assume all the obligations of the transferring Lender in accordance with clause 25 (Assignment and transfer) for a purchase price in cash payable at the time of the transfer in an amount equal to the outstanding principal amount of such Lender's participation in the outstanding Advance and any Letters of Credit issued in respect of which that Lender is an Issuing Bank and all accrued interest, Break Costs and other amounts payable in relation thereto under the Finance Documents.

(e) The replacement of a Lender pursuant to paragraph (d) above shall be subject to the following conditions:

(i) the Company shall have no right to replace the Facility Agent or the Security Trustee;

(ii) neither the Facility Agent nor any Lender shall have any obligation to find a replacement Lender;

(iii) in no event shall the Lender replaced under paragraph (d) above be required to pay or surrender any of the fees received by such Lender pursuant to the Finance Documents; and

(iv) the Lender shall only be obliged to transfer its rights and obligations pursuant to paragraph (d) above once it is satisfied that it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to that transfer.

(f) A Lender shall perform the checks described in paragraph (e)(iv) above as soon as reasonably practicable following delivery of a notice referred to in paragraph (d) above and shall notify the Facility Agent and the Company when it is satisfied that it has complied with those checks.

12. Cancellation

12.1 During Availability Period

The Borrowers may at any time on giving not less than 5 Business Days' irrevocable notice to the Facility Agent cancel any undrawn or unutilised portion of Facility B, Facility C or any Accordion Facility in whole or in part (and if in part in minimum amounts of NZ$100,000 and in integral multiples of NZ$50,000 or such other amount as the Facility Agent may agree) and, upon notice by the Company in writing to the Facility Agent, shall be applied at the option of the Company to reduce the applicable Facility as the Company may in its sole and absolute discretion select at the end of that 5 Business Day period. During that 5 Business Day period, no Borrower may give a Utilisation Request purporting to draw or utilise all or any part of the Facility Amount which is subject to that notice of cancellation.

12.2 Automatic cancellation

(a) Any amount undrawn under a Facility on the last day of the Availability Period in respect of that Facility shall be automatically cancelled and the relevant Facility Amount shall be reduced accordingly.

(b) The Facility A Amount shall reduce by each amount repaid or prepaid (whether mandatorily or voluntarily) under Facility A.

(c) The Facility B Amount shall reduce by each amount repaid or prepaid (whether mandatorily or voluntarily) under Facility B.

(d) The Accordion Facility Commitment of each Accordion Facility shall reduce by each amount repaid or prepaid (whether mandatorily or voluntarily) under that Accordion Facility.

12.3 Pro rata reduction

Any cancellation under this clause 12 shall reduce the Commitments in respect of the relevant Facility or Facilities rateably and schedule 2 of this agreement shall be deemed to be amended accordingly. The Facility Agent shall promptly notify each Lender of any notice received under clause 12.1 (During Availability Period) and the amount of that Lender's Commitment which is to be cancelled. Amounts cancelled may not be redrawn.

13. Representations and warranties

13.1 Representations and warranties

Each Obligor represents and warrants to the Finance Parties that:

(a) Status: it is a company duly incorporated and validly existing under the laws of its jurisdiction of incorporation;

(b) Power and authority: it has:

(i) the power and authority to own its assets and to carry on its business as, and in such place or places as, it is now being conducted;

(ii) the power to enter into, perform and deliver and exercise its rights and perform and comply with its obligations under, each Finance Document to which it is a party; and

(iii) taken all necessary corporate action (including the passing of all resolutions) to authorise the entry into each Finance Document to which it is a party and the performance of all its obligations thereunder;

(c) Obligations: its obligations under each Finance Document to which it is a party are legal, valid and binding and enforceable against it, in each case in accordance with its terms, subject to applicable bankruptcy, re-organisation, insolvency, moratorium or similar laws affecting creditors' rights generally and subject also (as to enforceability) to equitable principles of general application regardless of whether enforcement is sought in a proceeding in equity or at law;

(d) No laws violated and non-conflict: neither its entry into the Finance Documents, nor the exercise of any right or the performance or observance of any obligation under the Finance Documents, nor any transaction contemplated thereby, does or will:

(i) violate, conflict with or contravene any law, regulation or authorisation to which it is subject;

(ii) conflict in any respect with or result in a breach of, any agreement, document, arrangement, obligation or duty to which it is a party or which is binding on it or any of its assets, in each case where that conflict or breach would have a material adverse effect; or

(iii) violate any of the documents constituting it or cause any limitation on any of its powers, or on the right or ability of its directors to exercise those powers, to be exceeded,

and will not result in:

(iv) the creation or imposition of any security over any of its assets other than as permitted under a Finance Document;

(v) the acceleration of the date for payment of any obligation under any agreement which is binding on it; or

(vi) a limitation on its powers or the powers of its directors to be exceeded;

(e) Authorisations:

(i) each authorisation which is required by it in relation to:

(A) the execution, delivery and performance by it of the Finance Documents to which it is expressed to be a party and the transactions contemplated by those documents;

(B) the validity and enforceability of those documents; and

(C) the admissibility in evidence of the Finance Documents to which it is a party in evidence;

has been obtained or effected;

(ii) each authorisation which is required in relation to its business as now conducted, including the ownership and operation of its assets and under Environmental Law has been obtained and effected where failure to do so would have a material adverse effect; and

(iii) each authorisation referred to in clause 13.1(e)(i) is in full force and effect, it is not in breach of any conditions under them and it has paid all applicable fees for each of them on or before the due date for payment where failure to do so is reasonably likely to have a material adverse effect;

(f) No default:

(i) no Event of Default has occurred and remains unremedied; and

(ii) no Event of Default or Potential Event of Default will result from its entry into the Finance Documents;

(g) Laws: it is complying with all laws applicable to it and it has not breached any applicable law binding on it which breach has, or is reasonably likely to have, a material adverse effect;

(h) Litigation: except as disclosed to the Facility Agent in writing, no litigation, arbitration, dispute or administrative proceeding is current or pending or, to its knowledge, threatened in relation to it:

(i) to restrain its entry into, or the exercise of its rights or the performance of its obligations under, the Finance Documents; or

(ii) which is likely to be adversely determined and would, if so determined, have a material adverse effect or would adversely affect in a material way the ability of the Facility Agent, any Lender or the Security Trustee to exercise or enforce its rights under the Finance Documents;

(i) Environmental Law: to the best of its knowledge after due inquiry:

(i) there is no circumstance (including any act or omission) relating to some or all of the business or assets of the Controlled Group which has given rise or is reasonably likely to give rise to a claim or a requirement of material expenditure or the cessation or alteration of material activity under Environmental Law, in any such case which has had, or will have, a material adverse effect;

(ii) neither the Land nor any activity conducted on the Land:

(A) is in breach of any Environmental Law or any order or direction made under any Environmental Law in respect of the Land or the use of the Land;

(B) is contaminated by a pollutant;

(C) is affected by an environmental liability; or

(D) otherwise constitutes an environmental hazard,

in any such case which has had, or will have, a material adverse effect; and

(iii) no fact or circumstance exists in relation to the Land arising out of the ownership, occupation or control of the Land by a member of the Controlled Group which would render a Lender, the Security Trustee or any owner or occupier of the Land with the authority of a Lender or the Security Trustee, liable to be served with orders, notices or directions or to be subjected to a penalty or fine under any Environmental Law or liable for the cost of clean-up or other treatment of any contaminant on the Land;

(j) Financial statements: (in the case of the Company only) the most recent consolidated financial statements and budgets of the Group or the Guaranteeing Group delivered to the Facility Agent comply with clause 14.1(b), and there has been no change in the respective assets, indebtedness, conditions or operations of the companies to which those financial statements relate (taken as a whole) since the date as at which those financial statements were prepared which has had, or is reasonably likely to have, a material adverse effect;

(k) Ranking of obligations: its liabilities under each Finance Document to which it is a party will at all times rank by virtue of the Security Documents in priority to the claims of all its other creditors, except indebtedness preferred solely by operation of law or secured pursuant to a Permitted Security Interest;

(l) Security Interests:

(i) no security exists over any of its property except Permitted Security Interests;

(ii) the right, title and assets and undertakings over which a security is purported to be created in favour of the Security Trustee are capable of being encumbered by and constitute Secured Property under that security;

(iii) the shares of any member of the Group which are subject to the Transaction Security are fully paid and not subject to any option to purchase or similar rights;

(iv) the constitutional documents of the members of the Controlled Group whose shares are subject to the Transaction Security do not and could not restrict or inhibit any transfer of those shares on creation or enforcement of the Transaction Security;

(m) Good title:

(i) it is the sole legal and beneficial owner of its assets subject only to the security granted under any Permitted Security Interests; and

(ii) it has good title to, or the right to use (under licence or otherwise), all Land, assets, property and Intellectual Property Rights necessary for it to carry on its business as presently conducted and the nature of any such right to use will enable it to carry on its business as presently conducted;

(n) No material adverse effect: except as disclosed to the Facility Agent in writing, to the best of its knowledge, there has been no event or occurrence which has had a  material adverse effect;

(o) Solvency: it is able to pay its debts as they become due in the ordinary course of business;

(p) No trust: it does not enter into any Finance Document as trustee of any trust;

(q) Full disclosure and no misleading information:

(i) all reports, financial and any other information (other than forecasts and projections) provided to the Facility Agent, the Mandated Lead Arranger or any Lender by or on its behalf or in relation to a Group Member, their assets, business or affairs, any Material Contract or the Finance Documents (or the transaction they contemplate), was true, complete and accurate in all material respects and not misleading as at the date it was provided or the date (if any) at which it is stated (whether by the omission of facts known to it or otherwise);  and

(ii) all forecasts and projections (including budgets) provided to the Facility Agent or any of the Lenders were based on reasonable grounds at the time provided, using historical information and have been made in good faith;

(r) Taxes: it is not overdue in filing any tax return (taking into account any extension or grace period) and it has paid all taxes payable by it when due other than taxes being contested in good faith where an adequate reserve has been created (and is being maintained) for those taxes (and such taxes are paid promptly on final determination or settlement of the contest);

(s) Group structure: the Group Structure Diagram is true and correct in all respects and does not omit any material information or details;

(t) Immunity: it does not, nor do any of its assets, enjoy immunity from any suit or execution;

(u) Corporate benefit: the execution of, and performance of all obligations under, each Finance Document to which it is a party, is for its own commercial benefit and is in its best interests;

(v) Finance Debt and financial accommodation: except as permitted by this agreement, it has not

(i) incurred or allowed to subsist any Finance Debt; or

(ii) provided or agreed to provide any loan, financial accommodation, guarantee, indemnity or other similar obligation to or in respect of the obligations of, any person;

(w) Financial assistance: the performance of its obligations under the Finance Documents does not contravene, or has otherwise been approved pursuant to the regime applicable under, sections 76 to 80 (inclusive) and/or 107(e) and 108 of the Companies Act;

(x) Partnerships /joint ventures: other than as disclosed to the Facility Agent or as permitted by the Finance Documents, it is not a partner in any partnership or a party to any joint venture;

(y) Material Contracts: each Material Contract to which it is a party is in full force and effect (except where terminated by effluxion of time or performance) and it is not aware of any breach by it of any term of any Material Contract to which it is a party, in each case, where such failure to maintain in full force and effect or such breach (as applicable) has, or is reasonably likely to have, a material adverse effect;

(z) Proceeds: it has applied all money borrowed under the Finance Documents in accordance with the terms of this agreement;

(aa) Arm's length dealings: it has not entered into any agreement, arrangement or understanding with any person (other than another Obligor) except on commercial arm's length terms, provided that, when determining whether or not any particular dealing between an Obligor and the RCG Joint Venture is on commercial arm's length terms, such dealing will be viewed in the context of all dealings between the Obligors and the RCG Joint Venture at that time;

(bb) Insurance: all material insurances required by this agreement are in place and in full force and effect;

(cc) LTI Plans: it has not entered into any LTI Plan which includes a mandatory requirement on the Original Company to acquire from a member shares in the Original Company and/or an entitlement on the member to redeem shares in the Original Company other than to the extent such acquisition or redemption may be a Permitted Distribution; and

(dd) Anti-corruption: it has conducted its businesses in compliance with applicable anti-corruption laws relating to bribery, terrorism or money laundering and has instituted and maintained policies and procedures designed to promote and achieve compliance with such laws.

13.2 Repetition

The representations and warranties contained in clause 13.1 (Representations and warranties) will be deemed to be repeated by each Obligor on the date of each Utilisation Request, on each Utilisation Date, the date of each Selection Notice, on the Amendment and Restatement Date, on the Amendment and Restatement Date and on each Interest Payment Date by reference to the facts and circumstances then existing (except for the representation in clauses 13.1(q)(i) which will not be repeated after the first Utilisation Date).

13.3 Reliance

Each Obligor acknowledges that the Finance Parties will rely on the representations and warranties contained in clause 13.1 (Representations and warranties) in making the Secured Moneys available to the Borrowers.

14. Undertakings

14.1 Positive undertakings

Each Obligor shall:

(a) Financial information: (in relation to the Company only) deliver to the Facility Agent in sufficient copies to be provided to the Lenders:

(i) Annual financial statements: as soon as practicable (and in any event within 120 days) after the last day of each Financial Year, the audited consolidated financial statements (including sufficient information to be able to calculate the financial covenants in clause 14.3 (Financial covenants) of the Guaranteeing Group in respect of that Financial Year, provided that the Company shall not be required to provide such information in respect of the Financial Year ended 31 December 2019 (FY19) so long as the Company delivers to the Facility Agent in sufficient copies to be provided to the Lenders as soon as practicable (and in any event within 120 days) after the last day of FY19:

(A) the audited consolidated financial statements of Two Degrees Mobile Limited and its Subsidiaries in respect of that Financial Year; and

(B) a reconciliation of the audited consolidated financial statements provided in accordance with paragraph (A) above against the consolidated balance sheet for the Guaranteeing Group accompanied by an auditor's certificate in respect of that reconciliation in a form acceptable to the Facility Agent acting on behalf of the Majority Lenders.

(ii) Annual Business Plan: no later than 1 day prior to the start of each Financial Year, the Annual Business Plan (including forecast financial statements) for that Financial Year;

(iii) Quarterly Management accounts: as soon as practicable (and in any event within 30 days) after the last day of each quarter of a Financial Year, unaudited quarterly management accounts of the Group and, where different, the Guaranteeing Group including a detailed comparison to the Annual Business Plan for that period together with any detailed management commentary in relation to any material deviation) in respect of that quarter, including consolidated quarterly and year-to-date financial statements for the Group and, where different, the Guaranteeing Group;

(iv) Other information: from time to time, as soon as practicable after request by the Facility Agent, such information about the business, assets and financial condition of the Group Members as the Facility Agent may reasonably require (in its opinion);

(v) Compliance Certificate:

(A) as soon as reasonably practicable, and in any event within 45 days of each Test Date a completed Compliance Certificate with respect to each Test Date:

(a) certifying the Guaranteeing Group's compliance with the financial covenants in clause 14.3 (Financial covenants) as at the relevant Test Date;

(b) containing reasonably detailed calculations demonstrating compliance with the financial covenants and to allow reconciliation with the quarterly management accounts;

(c) signed by one director of the Company and, in relation to the certificate delivered in relation to the end of each Financial Year, accompanied by a certificate from the independent auditors of the Company (who are acceptable to the Facility Agent (acting reasonably)) confirming the accuracy of the Compliance Certificate at that time (insofar as it relates to the calculation of the financial covenants only); and

(d) confirming whether any Event of Default, Potential Event of Default or Event of Review is subsisting, whether there is any subsisting breach of any of the representations contained in clause 13 or the undertakings contained in clause 14; and

(B) following delivery of the annual financial statements delivered pursuant to clause 14.1(a)(i), reconcile those annual financial statements with the financial statements that it used to make the calculations described in clause 14.1(a)(v)(A) above, and, if that reconciliation process causes those calculations to change, in relation to a particular Compliance Certificate, deliver an amended Compliance Certificate to the Facility Agent showing those amended calculations.

(b) Accounting practice: ensure that all financial statements delivered to the Facility Agent under clause 14.1(a)(i)

(i) are prepared in NZ$ and in accordance with the Accounting Standards, consistently applied;

(ii) give a true and fair view of the financial position and performance of the Group, the Guaranteeing Group, and the results of operations of the Group and, where different, the Guaranteeing Group, as at the date, and for the period ending on the date, to which the financial statements are made up; and

(iii) are signed by two directors of the Company and are accompanied by all documents and reports required by law to be annexed to them,

and that there is no change in accounting policy unless required by law, the Accounting Standards or as previously disclosed to and agreed by the Facility Agent (acting reasonably) in writing. For the avoidance of doubt, nothing in this clause 14.1(b) shall otherwise cut across clause 14.4(c) regarding the application of Frozen GAAP. For the avoidance of doubt, it is acknowledged and agreed that the financial statements delivered or to be delivered to the Facility Agent under this agreement will use different accounting policies to those used in preparing the financial statements referred to in paragraph 7 to Schedule 3 of this agreement and delivered as a condition precedent under clause 5.1;

(c) Guarantors: except with the prior written consent of the Facility Agent acting on the instructions of the Majority Lenders:

(i) (other than where (ii) below applies) ensure that all wholly owned Subsidiaries (with the exception of any Dormant Subsidiary) of the Company are Guarantors; and

(ii) where a company is required by the law of its jurisdiction of incorporation to complete a financial assistance procedure in order to become a Guarantor, ensure that such financial assistance approval procedures are completed promptly and, for Obligors incorporated in New Zealand, no later than 5 Business Days, and for any other Obligors, within such time as is customary in the relevant jurisdiction, after the date upon which the relevant company becomes a wholly-owned Subsidiary of the Company;

(d) Group Structure Diagram: promptly following any change to the group structure of the Group (including the Shareholders of the Company), an updated Group Structure Diagram;

(e) Anti-money laundering documentation: supply or procure the supply of, documentation and other evidence reasonably requested by the Facility Agent or a Lender which is required to satisfy or comply with the "know your customer", "know your client" or "client vetting" procedures of any Finance Party or any potential assignee or potential sub-participant or any other person who is considering contracting with a Finance Party in connection with a Finance Document;

(f) Notification: promptly upon becoming aware of the same, notify the Facility Agent of (and provide reasonable details of) the occurrence of:

(i) an Event of Default or Potential Event of Default or any breach of a Finance Document and, within 10 Business Days of first becoming aware of that event or breach, written advice of any action taken (or to be taken) as a result;

(ii) any litigation, arbitration, administration or other proceeding (other than which is, in the reasonable opinion of the Company, frivolous or vexatious) in respect of it or any of its assets being commenced or threatened which either:

(A) is in respect of an amount in excess of the Threshold Amount; or

(B) might, if adversely determined, be reasonably likely to have a material adverse effect;

(iii) any proposal of any governmental agency to compulsorily acquire any of its material assets;

(iv) any notice, order or material correspondence with or from a governmental agency relating to its business or assets which is reasonably likely to have a material adverse effect;

(v) any environmental claim which is reasonably likely to have a material adverse effect;

(vi) any loss of or claim in relation to material intellectual property rights necessary for the conduct of its business in excess of NZ$2,500,000; and

(vii) any change to the identity of its Authorised Signatories for the purposes of this agreement, giving specimen signatures of any new Authorised Signatory appointed, and, where requested by the Facility Agent, evidence satisfactory to the Facility Agent of the authority of any Authorised Signatory;

(g) Compliance: comply with all its obligations under:

(i) each Finance Document and clause 27 of the Huawei Supply Agreement; and

(ii) each other Material Contract to which it is a party where non-compliance would have, or would be reasonably likely to have, a material adverse effect except as a result of a genuine dispute being contested in good faith or by appropriate proceedings;

(h) Insurance:

(i) keep insured with reputable insurers materially all its physical assets (including those taken on lease) of an insurable nature which are customarily insured (either generally or by persons carrying on a similar business) against loss or damage by fire and other risks normally insured against by persons carrying on the same class of business as that carried on by it for their replacement value or such lower value as the Facility Agent may agree in writing (except where the directors of the Company are satisfied that indemnity cover is sufficient) (it being acknowledged that this clause shall not require any Obligor to insure any cell site in respect of fire);

(ii) maintain insurance with reputable insurers against third party liabilities on terms substantially similar to those adopted from time to time by persons carrying on a similar business of a comparable size;

(iii) ensure that the insurer in respect of each insurance policy other than any third party liability policy notes the interests of the Security Trustee in that policy; and

(iv) promptly pay all premiums and do all other things necessary to maintain the insurances required by this clause 14.1(h) in full force;

(i) Comply with laws etc: comply with and observe in all material respects all applicable laws and directives applicable to it;

(j) Authorisations: obtain, maintain in full force and effect and promptly renew from time to time:

(i) all authorisations necessary to enable it to carry on its business (where failure to do so would have a material adverse effect);

(ii) all authorisations necessary to enable it to perform and comply fully with its respective obligations under the Finance Documents, and the implementation of the transactions contemplated by the Finance Documents to which it is a party and to ensure the legality, validity, enforceability or admissibility in evidence of any Finance Document; and

(iii) all authorisations required in relation to it or any of its assets (including under Environmental Law) (where failure to do so would have a material adverse effect),

and not do anything which would prevent the renewal of any authorisation referred to in this clause or cause it to be renewed on materially less favourable terms;

(k) Maintain corporate existence:

(i) maintain its corporate existence in its current jurisdiction of incorporation;

(ii) not relocate its principal place of business outside of its jurisdiction of incorporation;

(iii) maintain all franchises, licenses, leases, and patents required to operate its business where failure to do so would have a material adverse effect; and

(iv) not enter into or effect any scheme under which it or any part of it ceases to exist or under which its material assets or material liabilities are vested in or assumed by any other person;

(l) Pay taxes and outgoings: file all tax returns as required by law, and pay and discharge all taxes, rates, assessments and outgoings upon it or against its property prior to the date upon which penalties become payable except only to the extent that such taxes, rates, assessments and outgoings are being contested in good faith by appropriate proceedings and adequate resources are set aside for their payment;

(m) Ranking of obligations: ensure that its liabilities under the Finance Documents rank, and will at all times rank, by virtue of the Security Documents in priority to the claims of all its other creditors, except indebtedness preferred solely by operation of law or secured pursuant to a Permitted Security Interest;

(n) Intellectual Property: ensure that it owns or has licensed to it on no worse than arms' length terms all Intellectual Property Rights reasonably necessary for the conduct of  its business and take any steps that are reasonable or prudent in the circumstances to protect those Intellectual Property Rights in each case where failure to do so has had or will have a material adverse effect;

(o) Further assurances: promptly, and at its own cost, execute and deliver to the Security Trustee all transfers, assignments and other agreements and do all acts and things in respect of a Security Document as the Security Trustee reasonably deems necessary to secure the full benefit of its rights under any Security Document and in particular:

(i) do anything which the Security Trustee reasonably requests which more satisfactorily charges or secures the priority of the security granted under the Security Documents, or secures to the Security Trustee its Secured Property in a manner consistent with any provision of any Finance Document, or aids in the exercise of any power of the Finance Parties, including, the execution of any document, the delivery of title documents or the execution and delivery of blank transfers; and

(ii) when the Security Trustee requests, execute a mortgage in favour of the Security Trustee:

(A) while a Potential Event of Default or Event of Default is continuing, over any Land; and

(B) at any other time, over any Land with a value in excess of the Acquisition/ Disposal/Indebtedness/Financial Support Threshold Amount,

in each case in form and substance required by the Security Trustee and register any such mortgage;

(p) Hedging: ensure that, on and from the date that falls 90 days after the date of Financial Close for the duration of the Facilities, at least 50% of the Principal under Facility A, Facility B and each Accordion Facility is hedged against interest rate risk;

(q) Maintenance of Secured Property:

(i) keep its Secured Property in a good state of repair and in good working order allowing for fair wear and tear in the manner that would be expected by a prudent person carrying on the business of the Obligor and take reasonable steps to protect its Secured Property from damage; and

(ii) do everything necessary or reasonably required by the Facility Agent (acting on the instructions of the Majority Lenders, acting reasonably) to preserve and protect the Secured Property and their interests in the Secured Property;

where failure to do so has, or is reasonably likely to have, a material adverse effect;

(r) Environmental Laws:

(i) comply with all Environmental Laws affecting its operation or its property;

(ii) maintain procedures which are adequate to monitor its compliance with Environmental Law and circumstances which may give rise to a claim or to a requirement of expenditure by it or of cessation or alteration of its activity ("Perilous Circumstances"); and

(iii) where the procedures or any audit reveal any material non-compliance with Environmental Law, or reveal any Perilous Circumstances, it will promptly take such steps as are reasonable in the circumstances to remedy them, in each case, where a failure to do so has, or is reasonably likely to have, a material adverse effect;

(iv) inform the Facility Agent of any material breach of any Environmental Law, or any notice or order received by it under any Environmental Law, which result in a breach of the warranty in clause 14.1(s)(i); and

(v) provide the Facility Agent upon reasonable request (which shall not be made more than once in any 12 month period and shall only be made if the Facility Agent has reasonable grounds to believe that there has been material non- compliance with Environmental Law), but at its sole cost, with environmental audits and reports in respect of the matter in relation to which the Facility Agent has reasonable grounds to believe there has been material non-compliance with Environmental Law, in a form and from an independent consultant reasonably acceptable to the Facility Agent;

(s) Spectrum Management Rights and Licences: in the case of the Company:

(i) ensure that the Group holds or has the right to use all Spectrum Management Rights and Licences which are sufficient to enable the Group to operate its network in a manner and to a standard at least consistent with the operation of its network as at the date of this agreement;

(ii) take all action within its power to maintain all Spectrum Management Rights and Licences in full force and effect where failure to do so is reasonably likely to have a material adverse effect; and

(iii) not breach any provision of any Spectrum Management Rights and Licences where failure to do so is reasonably likely to have a material adverse effect;

(t) Information to be true: ensure that all information (other than any projections or forecasts) provided by an Obligor to the Finance Parties in accordance with the Finance Documents is true and accurate in all material respects as at the date that information is provided and that all projections and forecasts will be made with all due care after diligent consideration;

(u) Compliance and enforcement of Material Contracts:

(i) comply in all respects with its obligations under the Material Contracts;

(ii) enforce its rights under the Material Contracts and exercise its rights, authorities and discretions under those documents, in each case prudently;

(iii) not do anything that would make any material term of a Material Contract invalid or unenforceable; and

(iv) not amend clause 27 of the Huawei Supply Agreement,

where, in the case of (i), (ii) or (iii) above, failure to do so or not to do so (as the case may be) would, or is reasonably likely to have, a material adverse effect;

(v) Transfer Material Contracts: unless required to by the terms of the Material Contracts, not consent to any assignment, transfer or other dealing by another party to a Material Contract of any of that party's rights or obligations under that document, where to do so would, or is reasonably likely to have, a material adverse effect;

(w) Dispute under Material Contract:

(i) promptly notify the Security Trustee and the Facility Agent of:

(A) any dispute with Huawei in respect of, or breach of, clause 27 of the Huawei Supply Agreement; or

(B) any other dispute with a party to, or breach of, a Material Contract where such dispute or breach would, or is reasonably likely to have, a material adverse effect;

(ii) provide updates to the Security Trustee and the Facility Agent of the progress of any dispute notified under sub-paragraph (i) as reasonably requested from time to time; and

(iii) not (without the prior written consent of the Facility Agent) agree to the settlement or resolution of any dispute:

(A) referred to in clause 14.1(w)(i)(A); or

(B) any other Material Contract where such settlement or resolution would, or is reasonably likely to have, a material adverse effect;

(x) Tax consolidation: not be a member of a consolidated group for income tax purposes or a group of companies for GST purposes in either case where the relevant group includes an entity that is not an Obligor;

(y) Notification of potential voluntary administration: use its best endeavours, where legally permitted to do so and having regard to applicable directors' duties and any potential personal liability which may arise from insolvent trading and like provisions, to notify the Facility Agent and the Security Trustee of any intention of the directors to appoint a voluntary administrator to any Obligor;

(z) Undertakings relating to Secured Property:

(i) Notice of Secured Property: promptly notify the Security Trustee in writing:

(A) of any material Secured Property that is located outside of New Zealand;

(B) of any material Secured Property that is to be moved from the jurisdiction where it was situated at the time the security interest under any Security Document attached to it;

(C) if any personal property which is not Secured Property and which is subject to a security interest which has attached becomes an accession to any Secured Property where that will have a material adverse effect, except in relation to inventory disposed of in the ordinary course of business of the Obligor;

(ii) List of serial numbered goods: promptly, upon the reasonable request of the Security Trustee, provide to the Security Trustee a full and complete list of any serial numbered goods (as defined in the PPSA);

(iii) Registration of security: promptly register each security interest created under a Security Document in each jurisdiction (other than New Zealand) in which registration may be required or advisable in order to ensure its enforceability, validity and priority;

(iv) Change of name: not change its name without giving at least 14 days prior written notice to the Security Trustee;

(v) Processed or commingled goods: not, without the Security Trustee's prior written consent, permit any Secured Property to be manufactured, processed, assembled or commingled with anything that is not also Secured Property where that will have a material adverse effect;

(vi) Deposit title documents: if reasonably required by the Security Trustee, deposit with the Security Trustee all documents of title held by it relating to any Secured Property or any document given to secure any amount payable to it; and

(vii) No accession or fixture: not allow any personal property to become an accession or a fixture to any asset (other than land) that is not Secured Property (or otherwise subject to a security interest in favour of the Security Trustee) or to be affixed to any land (other than any freehold interest in land in respect of which the Security Trustee has a first ranking registered mortgage) where that will have a material adverse effect;

(aa) Anti-corruption:

(i) not directly or indirectly use the proceeds of the Facilities for any purpose which would breach anti-corruption laws;

(ii) conduct its businesses in compliance with applicable anti-corruption laws; and

(iii) maintains policies and procedures designed to promote and achieve compliance with such laws; and

(bb) Holding company status: ensure the Company and TDRG Limited shall not trade, carry on business, own any assets or incur any liabilities except for:

(i) the provision of administrative services (excluding treasury services) to other Group Members of a type customarily provided by a holding company to its Subsidiaries;

(ii) ownership of shares in its Subsidiaries, intra-Group debit balances, intra-Group credit balances and other credit balances in bank accounts, cash and Cash Equivalent Investments but only if those shares, credit balances, cash and Cash Equivalent Investments are subject to the Transaction Security;

(iii) entering into and having rights or liabilities under Finance Debt arrangements with its direct Shareholder(s) where such Finance Debt is a Subordinated Liability;

(iv) in connection with being a member of a consolidated group for income tax purposes or a group of companies for GST purposes; and

(v) entering into and having rights or liabilities under the Finance Documents to which it is a party and professional fees and administration costs in the ordinary course of business as a holding company.

14.2 Negative undertakings

No Obligor may, without the prior written consent of the Facility Agent:

(a) Restrictions on Distributions: pay or make, or allow to be paid or made, any Distribution to any person who is not an Obligor, except for a Distribution which is a Permitted Distribution, however:

(i) reasonable director's fees of the directors of each Obligor may be paid at any time;

(ii) any public liability, directors and officers and/or other insurance premiums (or any proportionate share thereof) which are payable by a Shareholder or Related Body Corporate, in each case which are paid directly, or are reimbursed, by an Obligor and which relate to an Obligor, have been arranged with the consent of that Obligor and cover risks associated with that Obligor may be paid at any time provided that the board of the Company is satisfied that the amount of those premiums is not unreasonable for the insurance cover being provided under  the relevant policies;

(iii) reasonable fees payable by an Obligor to a Shareholder or Related Body Corporate, and associated reasonable out of pocket expenses (including any travel, legal and other expenses) payable by an Obligor, for or in relation to consulting, management, advisory or any other similar services provided by the relevant Shareholder or Related Body Corporate to any Group Member on an arms-length basis may be paid at any time provided:

(A) all such fees made in any Financial Year, when aggregated with any amounts paid under clause 14.2(a)(v) in the Financial Year, do not exceed in aggregate, NZ$2,000,000; and

(B) no Event of Default or Potential Event of Default is continuing or would result from such payment,

may be paid at any time;

(iv) reasonable out of pocket expenses (including any travel, legal and other expenses) which are payable by Trilogy in connection with Trilogy's review of the Finance Documents and which are paid directly, or are reimbursed, by an Obligor may be paid at any time;

(v) any other reasonable out of pocket expenses (including any travel, legal and other expenses) of a director of an Obligor or a director or authorised representative of a Shareholder or Related Body Corporate, in each case which are required to be paid directly, or are required to be reimbursed, by an Obligor and which (in the case of a Shareholder or Related Body Corporate) relate to the business of an Obligor provided:

(A) all such fees made in any Financial Year, when aggregated with any amounts paid under clause 14.2(a)(iii) in that Financial Year, do not exceed NZ$1,200,000; and

(B) no Event of Default or Potential Event of Default is continuing or would result from such payment; and

(vi) any payments to Trilogy or its Related Body Corporate, the extent such payments are reimbursements to Trilogy or its Related Bodies Corporate of fees and expenses incurred by Trilogy and its Related Bodies Corporate to its auditors (including Grant Thornton) in respect of the audit (only) of the Group up to a maximum of US$1,000,000 in any one Financial Year,

may be paid at any time;

(b) Negative pledge: create or permit to subsist any security over the whole or part of its assets other than a Permitted Security Interest;

(c) Amendments to constitution: amend or revoke its constitution or any other constituent document of it or allow them to be amended in any manner that is or may be materially adverse to the interests of the Finance Parties;

(d) Disposal of assets: whether by a single transaction, or a number or series of related or unrelated transactions and whether at the same time or over a period of time (and whether voluntary or involuntary), dispose of any asset except for any Permitted Disposals;

(e) Finance Debt: incur or allow to subsist any Finance Debt unless such Finance Debt is Permitted Indebtedness;

(f) Financial accommodation: provide or agree to provide any loan, financial accommodation, guarantee, indemnity or other similar obligation to or in respect of the obligations of, any person (financial support) unless such financial support is Permitted Financial Support;

(g) No change to business: cause the Controlled Group taken as a whole to engage in any material business or other activity other than, or do anything which would result in material changes to, its business and operations as at the date of this agreement (including by the creation, acquisition or investment in any additional business) or cease to conduct any material part of its business;

(h) Arm's length dealings: enter into any agreement, arrangement or understanding with any person (other than another Obligor) except on commercial arm's length terms or with the RCG Joint Venture provided that, while dealings between an Obligor and the RCG Joint Venture may not be considered to be on commercial arm's length terms, dealings between each Obligor and each other participant in the RCG Joint Venture (including as to access to any dealings between those participants in the RCG Joint Venture which may not be considered to be on arm's length terms) shall be on commercial arm's length terms;

(i) Acquisitions: acquire (including any acquisition by way of Capital Expenditure) any asset, share, or business or make any other investment (including any investment in any joint venture or partnership) unless such acquisition is a Permitted Acquisition;

(j) Merger: enter into any amalgamation, de-merger, merger or corporate reconstruction except for the purpose of, and followed by:

(i) an amalgamation of an Obligor with another Obligor, provided that if one of the amalgamating Obligors is a Borrower, that Borrower is the surviving entity following the amalgamation; and

(ii) a solvent deregistration or solvent reconstruction of an Obligor or any other transaction on terms approved by the Facility Agent as a permitted reconstruction (acting reasonably);

(k) Material Contracts:

(i) amend or vary, or agree to any material amendment or variation of;

(ii) avoid, release, surrender, discharge (other than by performance) terminate or rescind (except by performance);

(iii) expressly or implicitly waive, or extend or grant any time or indulgence in respect of; or

(iv) do or omit to do anything which would give any other person legal or equitable grounds to do anything in clause 14.2(k)(i), 14.2(k)(ii), or 14.2(k)(iii) in respect of,

any Material Contract to which it is a party if such action would be materially adverse to the rights or obligations of the Lenders under the Finance Documents;

(l) Transactional Bank Facilities: shall not, and shall ensure that no other member of the Controlled Group will:

(i) permit a liability under the Transactional Bank Facilities to remain outstanding after it becomes due and owing; or

(ii) incur net liabilities in aggregate in excess of NZ$5,000,000 under the Transactional Bank Facilities; or

(m) Restrictions on payment of Subordinated Liabilities: pay or make, or allow to be paid or made, any payment or other amount towards the satisfaction of Subordinated Liabilities other than in accordance with clause 14.2(a);

(n) Restrictions on other transactions:

(i) sell or otherwise dispose of any of its assets to a person where, under the terms of that sale or deposit, or under a related transaction, that asset is or may be leased to it or any related person of it unless that disposal is a Permitted Disposal;

(ii) alter or allow to be altered any term attaching to any of its own shares, in a manner which would cancel or reduce the liability of any shareholder in relation to a share held prior to that alteration; or

(o) LTI Plans:

(i) alter or allow to be altered any term relating to the redemption, transfer or acquisition of shares in the any Obligor under or in connection with any LTI Plan, in a manner which would increase the number or price of shares required to be mandatorily redeemed by, transferred to, or acquired by an Obligor; or

(ii) enter into, or agree to enter into, any LTI Plan that includes a mandatory requirement on an Obligor to acquire, transfer or redeem shares in an Obligor,

in each case, other than to the extent that any such acquisition, redemption or transfer may be a Permitted Distribution; or

(p) Directors: appoint or allow to be appointed a director of an Obligor unless the Facility Agent has confirmed in writing to the relevant Obligor that all "know your customer" or similar checks under applicable laws and regulations relating to anti money laundering, terrorist-financing and economic and trade sanctions have been satisfied (such consent not to be unreasonably withheld or delayed).

14.3 Financial covenants

The Company:

(a) Total Interest Coverage Ratio: shall ensure that, on any date, the Total Interest Coverage Ratio shall not at any time be less than 3.00 times;

(b) Net Leverage Ratio: shall ensure that the Net Leverage Ratio shall not at any time be greater than:

(i) 3.00 times from the Amendment and Restatement Date until (and including) the Test Date occurring on 31 December 2020;

(ii) 2.75 times from (and including) 1 January 2021 until (and including) the Test Date occurring on 31 December 2021; and

(iii) thereafter, 2.50 times.

(c) Capital Expenditure: shall ensure that the Guaranteeing Group does not incur, in relation to any Financial Year, Capital Expenditure in excess of the aggregate of:

(i) 110% of the Agreed Capital Expenditure for that Financial Year; and

(ii) any Capital Expenditure funded solely by New Equity,

provided that the Company may, on a rolling 12 month basis, defer Agreed Capital Expenditure that was scheduled to have been spent in any quarter of any Financial Year of the Company. Any Agreed Capital Expenditure deferred pursuant to this clause may only be deferred until the immediately succeeding financial quarter (such carried forward Agreed Capital Expenditure limit being deemed to be spent first).

14.4 Financial covenant calculations and Accounting Standards

(a) First Test Date: The first Test Date in relation to which a Compliance Certificate is to be delivered with respect to the financial covenants in clauses 14.3(a) and 14.3(b) is 30 September 2018.

(b) NZ Dollar Equivalent: For the avoidance of doubt, NZ Dollar Equivalent amounts (as at the relevant date or, as determined in accordance with Accounting Standards, over the relevant period) will be used to calculate:

(i) the financial covenants in clause 14.3;

(ii) Free Cash Flow; and

(iii) any threshold or basket amount in this agreement.

(c) Review / Frozen GAAP: If there is any change to the Accounting Standards which became effective after the date of this agreement (Accounting Standards effective on the date of this agreement (and which for this purpose include changes to IFRS 15 but exclude changes to IFRS 16) being Frozen GAAP) and which alters the manner in which a financial covenant in clause 14.3 (Financial covenants) is calculated or the economic effect of such calculation or any other determination referred to in or used under the Finance Documents (including in any definition), the Obligors and the Facility Agent agree that any such calculation and determinations shall continue to be made in accordance with Frozen GAAP and each such financial covenant, calculation or other determination shall be based on Frozen GAAP and reconciled with the then applicable Accounting Standards in any financial statements delivered under clause 14.1(a)(i) (which shall be prepared, for the avoidance of doubt in accordance with clause 14.1(b)) and by way of notation to, or reconciliation included in, any Compliance Certificate delivered under clause 14.1(a)(v)). For the avoidance of doubt, in the absence of any agreement to change the same, the financial covenants, calculations and determinations shall continue to be calculated as if there had been no change to the Accounting Standards from Frozen GAAP.

14.5 Foreign Assets Control Regulations, Etc.

(a) No Obligor or any Subsidiary is:

(i) a person whose name appears on the list of Specially Designated Nationals and Blocked Persons published by the Office of Foreign Assets Control, U.S. Department of Treasury (OFAC) (an OFAC Listed Person);

(ii) a person that is otherwise a sanctions target of the OFAC sanctions programmes or any other sanctions programmes administered by the United Nations, the European Union or the New Zealand government; or

(iii) a department, agency or instrumentality of, or is otherwise controlled by or acting on behalf of, directly or indirectly:

(A) any OFAC Listed Person or person that is otherwise a sanctions target; or

(B) the government of a country subject to comprehensive U.S. economic sanctions administered by OFAC (currently Iran, Sudan, Cuba, Myanmar, Syria and North Korea) or administered by the United Nations, the European Union or the New Zealand government (each OFAC Listed Person and each other entity described in clause (ii) and (iii), a Blocked Person).

(b) No part of the proceeds from any Advance hereunder will be used, directly by any Obligor or indirectly through any Subsidiary, in connection with any investment in any Blocked Person.

(c) To the Obligors' actual knowledge after making due inquiry, no Obligor nor any Subsidiary:

(i) is under investigation by any Governmental Authority for, or has been charged with, or convicted of, money laundering, drug trafficking, terrorist-related activities or other money laundering predicate crimes under any applicable law (collectively, Anti-Money Laundering Laws);

(ii) has been assessed civil penalties under any Anti-Money Laundering Laws; or

(iii) has had any of its funds seized or forfeited in an action under any Anti-Money Laundering Laws.

(d) No part of the proceeds from any Advance hereunder will be used by the Obligor for any improper payments to any governmental official or employee, political party, official of a political party, candidate for political office, official of any public international organisation or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage.

(e) No Obligor will, or will permit any Subsidiary to:

(i) become an OFAC Listed Person; or

(ii) have any investment in any Blocked Person where such investments could reasonably be expected to result in any Lender being in violation of the laws and regulations referred in Section 5.16(a) TWEA, Section 1 of the Anti- Terrorism Order or the USA Patriot Act (as the same may be amended from time to time, or any successor or supplemental laws or regulations of similar substance).

(f) In relation to Hamburg Commercial Bank AG and any other Lender that notifies the Facility Agent to this effect (each a Restricted Lender), this clause 14.5 shall only apply for the benefit of that Restricted Lender to the extent that the acceptance of the undertakings in this clause would not result in:

(i) any violation of, conflict with or liability under EU Regulation (EC) 2271/96; or

(ii) a violation or conflict with section 7 German foreign trade rules (AWV) (Außenwirtschaftsverordnung) (in connection with section 4 paragraph 1 a no. 3 German foreign trade law (AWG) (Außenwirtschaftsgesetz)) or a similar anti- boycott statute.

In connection with any amendment, waiver, determination or direction relating to any part of this Clause 14.5 of which a Restricted Lender does not have the benefit, the Commitments of that Restricted Lender will be excluded for the purpose of determining whether the consent of the Majority Lenders has been obtained or whether the determination or direction by the Majority Lenders has been made.

14.6 Event of Review - Change of Control and IPO

(a) Upon the occurrence of:

(i) a Change of Control of an Obligor; or

(ii) the listing of any Obligor on any stock exchange, or the public offering of any shares in any Obligor, in either case which results in a Change of Control of that Obligor,

the Facility Agent may (and shall if directed by a Lender or Lenders (each a Relevant Lender)) by notice in writing to the Company require that the Company enters into negotiations in good faith with the Facility Agent with a view to agreeing terms on which the Lenders are willing to continue to make the Facilities available to the Borrowers.

(b) If, after 30 days from the date that notice is received by the Company under paragraph (a) above (or such later date agreed in writing by the Borrower, each Relevant Lender and the Facility Agent), the parties have not agreed upon such terms referred to in paragraph (a) above, the Facility Agent may (and shall if directed by the Majority Lenders) at any time by not less than 60 days' notice from the Facility Agent to the Company, cancel the Facilities whereupon the Facility Limits for each relevant cancelled Facilities shall be reduced to zero and the Company shall pay or procure payment of all Outstanding Money to the Facility Agent immediately (or within any period specified by the Facility Agent) together with Break Costs due under clause 11.4 (Application of voluntary and mandatory prepayments).

(c) If, after 30 days from the date that notice is received by the Company under paragraph (a) above (or such later date agreed in writing by the Borrower, each Relevant Lender and the Facility Agent) and irrespective of paragraph (b) above, the Group has not provided a Relevant Lender with all information and documentation required by that Relevant Lender to satisfy its "know your customer" checks and to ensure that it does not have any credit aggregation issues as a result of the new controller(s) of the relevant Obligor, then that Relevant Lender may, in its sole discretion, provide the Facility Agent and the Company with notice that it wishes to cancel its Commitment under this agreement. On receipt of such notice of cancellation from a Relevant Lender, the Commitment of that Relevant Lender shall be immediately reduced to zero and on the last day of each Interest Period which ends after such notice of  cancellation has been given (or, if earlier, the date specified by the Relevant Lender in such notice), each Borrower to which an Advance is outstanding shall repay that Relevant Lender's participation in that Advance.

15. Default

15.1 Events of Default

If any of the following occurs, whether or not within the control of any Obligor:

(a) Non-payment of Principal or interest: an Obligor fails to pay any amount due under this agreement or any other Finance Document in the manner and in the currency required on its due date (or within two Business Days after its due date where non- payment on its due date has arisen solely by reason of a technical, computer or similar error outside the control of that Obligor); or

(b) Financial covenants: an Obligor fails to comply with clause 5.6, clause 14.1(f)(i) (in relation to notification of an Event of Default) or any of the financial covenants set out in clause 14.3 (Financial covenants); or

(c) Other breach: an Obligor commits any breach of, or omits to observe, any of its undertakings or obligations under any Finance Document (other than those referred to in clauses 15.1(a) and 15.1(b)) after the expiry of any applicable grace period and, in respect of any such breach or omission which is capable of being remedied, such breach or omission is not remedied within 10 Business Days of the earlier of notice from the Facility Agent and the Obligor becoming aware of the relevant breach or omission; or

(d) Misrepresentation: any representation, warranty or statement made or deemed to be repeated by an Obligor in any Finance Document or in any notice, certificate, statement or other document contemplated by, or made or delivered pursuant to, any Finance Document, or any information or financial statement delivered pursuant to clause 14.1(a), is or was untrue or incorrect in any material respect when made, deemed to be repeated or delivered and, in respect of any breach of this sub-clause capable of being remedied, such breach is not remedied within 10 Business Days of the earlier of notice from the Facility Agent and the Obligor becoming aware of the misrepresentation; or

(e) Cross-default: any Finance Debt in excess in aggregate of the Threshold Amount (or its equivalent in other currencies) of any Obligor is not paid when due or within any applicable grace period in any document relating to such Finance Debt, or becomes (or becomes capable of being rendered) due and payable prior to its stated maturity by reason of an event of default, cancellation event (other than where permitted by its terms) or similar event (whatever called); or

(f) Security:

(i) any security over any asset of an Obligor having a value in excess of the Threshold Amount is enforced or becomes enforceable; or

(ii) the Facility Agent or the Security Trustee receives a notice from Huawei pursuant to clause 2 of the Deed of Acknowledgment and the relevant Obligor has failed to make payment of amounts on their due date under the Huawei Supply Agreement which in aggregate exceed [xxx];

(g) Withdrawal of consent or authorisation: any consent or other material authorisation at any time necessary in connection with any Finance Document, or its or their implementation or performance, expires or is revoked, cancelled, withdrawn or modified, or otherwise ceases to remain in full force and effect and is not replaced by a consent or other authorisation having materially the same effect; or

(h) Cessation of business or dissolution:

(i) an Obligor ceases or threatens to cease to carry on all or substantially all of its business or operations, or an application or an order is made (other than an application which is withdrawn or dismissed within 10 Business Days); or

(ii) a resolution is passed or proposed, for the dissolution of an Obligor; or

(iii) any other corporate action, legal proceedings or other procedure or step is taken by an Obligor in relation to any of the matters at (i) or (ii) above,

except, in each case for the purpose of, and followed by, an amalgamation of an Obligor with another Obligor, provided that if one of the amalgamating Obligors is a Borrower, that Borrower is the surviving entity following the amalgamation or solvent deregistration or reconstruction on terms previously approved in writing by the Facility Agent (acting reasonably); or

(i) Receiver, etc: an encumbrance takes possession, or a trustee, receiver, receiver and manager, administrator, inspector, controller under any companies or securities legislation, or similar official, is appointed in respect of an Obligor or the whole or any part of its assets following default under any Finance Debt in excess of the Threshold Amount (or its equivalent in other currencies) or an administrator, provisional  liquidator, liquidator or person having a similar or analogous function under the laws of any relevant jurisdiction is appointed in respect of an Obligor or any corporate action, legal proceedings or other procedure is taken to appoint any such person and the action or appointment is not stayed, withdrawn or dismissed within 10 Business Days; or

(j) Statutory management: any step is taken to appoint, or with a view to appointing, a statutory manager (including the making of any recommendation in that regard by the Financial Markets Authority) under the Corporations (Investigation and Management) Act 1989 in respect of an Obligor, or an Obligor is declared at risk pursuant to the provisions of that Act; or

(k) Distress or judgment: a distress, attachment or other execution for a sum exceeding the Threshold Amount (or its equivalent in other currencies) is levied or enforced upon, or commenced against, any assets of an Obligor and is not discharged or          stayed within 7 Business Days, or a judgment for a sum exceeding the Threshold Amount (or its equivalent in other currencies) is obtained against an Obligor and is not satisfied, stayed or discharged within 10 Business Days except, in each case, where the relevant Obligor is contesting the same in good faith by appropriate proceedings; or

(l) Insolvency:

(i) an Obligor is declared or becomes bankrupt or insolvent, is unable to pay its debts when they fall due, or is presumed unable to pay its debts in accordance with section 287 of the Companies Act (or any equivalent legislation); or

(ii) an Obligor enters into dealings with or for the benefit of any of its creditors with a view to avoiding, or in expectation of, insolvency, or makes a general assignment or an arrangement, compromise or composition with or for the benefit of any of its creditors with a view to avoiding or in expectation of insolvency, or stops or threatens to stop payments generally; or

(iii) any corporate action, legal proceedings or other procedure or step is taken by an Obligor in relation to any of the matters at paragraph (ii) above;

(m) Winding-up: an application (other than an application which is withdrawn or dismissed within 10 Business Days) or order is made for the winding up or dissolution or a resolution is passed or any steps are taken by a corporation to pass a resolution for the winding up or dissolution of an Obligor except for the purpose of, and followed by, an amalgamation of an Obligor with another Obligor, provided that if one of the amalgamating Obligors is a Borrower, that Borrower is the surviving entity following the amalgamation or solvent deregistration or reconstruction on terms previously approved in writing by the Facility Agent (acting reasonably); or

(n) Analogous event: an analogous or equivalent event to any listed above in paragraphs (h), (i), (j), (k), (l) or (m) occurs in any jurisdiction in respect of an Obligor; or

(o) Compulsory acquisition: all or a material part of the Secured Property secured under the Finance Documents is resumed or compulsorily acquired by a governmental agency and reasonable compensation has not been paid by the governmental agency; or

(p) Invalidity of Finance Documents: any provision of a Finance Document which in the opinion of the Facility Agent is material:

(i) ceases to have effect in whole or in part, other than by performance or as permitted by its terms; or

(ii) becomes, wholly or partly void, voidable, illegal, invalid or unenforceable (other than by reason only of a party waiving any of its rights), or the performance of any such provision becomes illegal, or an Obligor, or any person on its behalf, makes any allegation or claim to that effect, or the rights or benefits available to a Finance Party under the Finance Documents are otherwise impaired; or

(q) Repudiation or termination of Finance Document: an Obligor repudiates any Finance Document or evidences an intention to repudiate a Finance Document or any Finance Document is terminated; or

(r) Pay debts of another person: an order is made requiring an Obligor to pay any debts of another person (other than another Obligor) and such order is reasonably likely to have a material adverse effect; or

(s) Litigation: an Obligor is or becomes party to any litigation, tax claim or administrative or arbitration proceedings before or of any court, tribunal, arbitrator or government, governmental agency or authority, or to any dispute with any government, governmental agency or authority, which, (taking into account the likelihood of being adversely determined) would, or is reasonably likely to have, a material adverse effect, except for frivolous or vexatious claims where the Facility Agent is satisfied (acting reasonably) that the relevant Borrower or Obligor is contesting the same in good faith by appropriate proceedings; or

(t) Environmental Event: any claim or requirement of expenditure or cessation of activity under any Environmental Law occurs in relation to an Obligor or any circumstances arise which could be reasonably expected to give rise to such a claim or requirement and, in each case, such occurrence has, or is reasonably likely to have, a material adverse effect; or

(u) Material adverse effect: any event or series of events, whether related or not, occurs, or any circumstances arise or exist, which in the opinion of the Facility Agent (acting reasonably) has a material adverse effect;

(v) Security Documents: a Security Document does not provide the Finance Parties with a security interest having the priority which it purported to have and the same is prejudicial to the interest of the Finance Parties in a material respect; or

(w) Condition subsequent: the condition subsequent set out in clause 5.6 (Condition subsequent) is not satisfied within the time period specified in that clause 5.6.

then without prejudice to any other remedies which the Lenders may have:

(i) the Security Documents shall become immediately enforceable and the Facility Agent may (and will if so directed by the Majority Lenders) instruct the Security Trustee to commence enforcement of any Security Document; and

(ii) the Facility Agent may (and will if so directed by the Majority Lenders) by notice to the Borrowers:

(A) declare all or any of the Facility Amount, any Utilisation, any Ancillary Outstandings or any other indebtedness to be and that Facility Amount, Utilisation, Ancillary Outstandings or other indebtedness will be, due and payable either immediately or upon demand or at such later date as the Facility Agent may specify;

(B) declare that cash cover in respect of each Letter of Credit is immediately due and payable whereupon it shall become immediately due and payable;

(C) exercise or direct the Security Trustee to exercise any or all of its rights, remedies, powers or discretions under the Finance Documents; and/or

(D) cancel each Facility whereupon the Facility Amount shall be reduced to zero.

15.2 Investigations

If the Facility Agent has reasonable grounds to believe that an Event of Default or Potential Event of Default has occurred and is continuing, or is reasonably likely to occur, the Facility Agent may, if instructed to do so by the Majority Lenders, instigate such investigations and instruct such reports as it deems necessary including accounting, legal and valuation reports. All costs associated with such investigations and reports will be for the account of the Company and, if required by the Facility Agent, the Company will be the party who formally engages the accountants or other experts.

15.3 Cash cover

Each relevant Issuing Bank shall place any cash cover it receives into an interest bearing account in the name of the relevant Borrower and in respect of which the following conditions must be met:

(a) the account is with the Issuing Bank for which that cash cover is to be provided;

(b) subject to paragraph (b) of clause 8.5 (Regulation and consequences of cash cover provided by Borrower) until no amount is or may be outstanding under that Letter of Credit, the Issuing Bank may apply such cash cover (including by combination of accounts or set-off) to amounts due and payable to it under this agreement in respect of that Letter of Credit; and

(c) if the Issuing Bank requests it, the Borrower has executed a security document, in form and substance satisfactory to the Issuing Bank with which that account is held, creating a first ranking security interest over that account.

16. Changes in circumstances

16.1 Increased costs

If by reason of:

(a) the introduction of, or any change in, any law, directive or any ruling, or any change in the interpretation, administration or application thereof made after the date of this agreement;

(b) compliance or implementation by any Lender or a Related Body Corporate of a Lender with any law or directive made after the date of this agreement; or

(c) any introduction, change, clarification or publication relating to Basel Ill, CRD IV or CRR to the extent such increased costs were not capable of being calculated with sufficient accuracy prior to the date of this agreement due to a lack of clarity or detail in Basel III, CRD IV, CRR and/or any related information from a banking regulator available on the date of this agreement;

(i) the cost to any Lender or a Related Body Corporate of a Lender of making available, or agreeing to make available, or maintaining or funding, its participation in a Facility or any part of that Facility, or of otherwise giving effect to this agreement, is increased; and/or

(ii) the amount of any payment received or receivable by any Lender or the effective return to any Lender or a Related Body Corporate of a Lender under or in connection with any Finance Document is reduced (whether by reason of tax or otherwise); and/or

(iii) any Lender or a Related Body Corporate of a Lender makes any payment or foregoes any interest, fees or other return on or calculated by reference to the amount of any sum received or receivable by it under or in connection with any Finance Document; and/or

(iv) any Lender or a Related Body Corporate of a Lender is unable to obtain the rate of return on capital in respect of this agreement which might reasonably have been expected at the date hereof but for its entering into and/or performing its obligations under this agreement, then and in any such case (unless the increased cost, reduction, payment, foregone interest, fees or other return or reduced rate of return on capital occurs as a result of tax on overall net income of that Lender or the Related Body Corporate of that Lender):

(v) the relevant Lender shall promptly notify the Facility Agent and the Borrowers of the occurrence of the relevant event;

(vi) the Borrowers shall from time to time pay to the Facility Agent for the account of that Lender on demand the amount that that Lender specifies to be necessary to compensate it (or it's Related Body Corporate) for (and only to the extent of) that increased cost, reduction, payment, foregone interest, fees or other return or reduced rate of return on capital;

(vii) the Borrowers shall be entitled at any time after the receipt of any such demand, so long as the circumstances giving rise to that increased cost, reduction, payment, foregone interest, fees or other return or reduced rate of return on capital continue, on giving not less than 15 Business Days' notice to the Facility Agent and the relevant Lender (which notice shall be irrevocable), to elect that, at the end of that notice period or (at the election of the Borrowers) on the next Interest Payment Date of an affected Utilisation, or the Repayment Date of an affected Utilisation, such Lender's participation in the Facilities be cancelled whereupon on the relevant date:

(A) the Commitment of such Lender shall be reduced to zero;

(B) the amount of each relevant Facility so affected shall be reduced by the amount of that Lender's Commitment; and

(C) the Borrowers shall on that date (or the relevant dates, as the case may be) prepay to that Lender the whole (but not part only) of that Lender's participation in each such outstanding Utilisation made to it together with (on the last such date) all other Outstanding Money payable to that Lender; and

(D) upon a reduction being made in accordance with clauses 16.1(c)(vii)(A) and 16.1(c)(vii)(B), the Facility Agent shall immediately notify each of the Lenders of such reductions.

The obligations of the Borrowers under clause 16.1(c)(vi):

(viii) shall survive termination of this agreement and the Facilities; and

(ix) are subject to the increased costs not being attributable to:

(A) a FATCA Deduction required to be made by any party; or

(B) a tax deduction required by law which is subject to clause 18.1 (Gross- up).

16.2 Illegality and market change

(a) Reduction of Commitment and prepayment: If by reason of:

(i) the introduction of or any change in any law or any change in the interpretation or application thereof, by any governmental agency in each case after the date of this agreement; or

(ii) compliance by any Lender with any directive made after the date of this agreement; or

(iii) any other circumstances affecting the relevant funding markets generally or the availability of finance to lending institutions in those markets generally,

any Lender is unable, or it becomes impossible or illegal for any Lender, to make available, or maintain or fund, its participation in a Facility, or otherwise to give effect to this agreement, that Lender may, by notice to the Borrowers, cancel its participation in that Facility, whereupon on the date on which that Lender stipulates (which may not be earlier than 5 Business Days before the date which it reasonably determines is the date on which the illegality or impossibility takes effect):

(iv) the Commitment of that Lender will be reduced to zero;

(v) the amount of each relevant Facility so affected shall be reduced by the amount of that Lender's Commitment;

(vi) the Borrowers shall prepay to that Lender the whole (but not part only) of that Lender's participation in each such outstanding Utilisation made to it together with all other Outstanding Money payable to that Lender; and

(vii) upon a reduction being made in accordance with clauses 16.2(a)(iv) and 14.2(a)(v), the Facility Agent shall immediately notify each of the Lenders of such reductions.

(b) Consultation: Without affecting the Borrowers' obligations to make any payments under clause 16.1(c)(vi) or 16.2, if notice is given to the Borrowers under clauses 16.1(c)(v) or 16.2 (other than in respect of an illegality), the Borrowers and the relevant Lender will, if the Borrowers so request, for a period of 30 days (or such longer period as the relevant Lender may agree) discuss whether there are any mutually satisfactory alternative means by which that Lender's Commitment might be made or continued in such a way that would avoid or minimise the circumstances giving rise to such a notice.

16.3 Survival of obligations

The obligations of the Borrowers under clause 16.2 (Illegality and market change) are to survive termination of the Facilities and payment of all other indebtedness due under any Finance Document.

16.4 Impossibility

None of the Finance Parties is to be liable for any failure to perform or comply with its obligations under the Finance Documents resulting directly or indirectly from:

(a) the action or inaction of a governmental or local authority, strike, labour disturbance (whether of its employees, officers or otherwise);

(b) a change in any law, or any change in the interpretation or application thereof, by any governmental agency;

(c) other circumstances affecting the relevant funding markets generally or the availability of finance to lending institutions in those markets generally; or

(d) any other cause which is beyond its control.

16.5 Market Disruption

(a) If the Facility Agent determines that a Market Disruption Event has occurred in relation to an Advance for any Interest Period, then the Facility Agent shall promptly notify the Company and the Lenders and the rate of interest on each affected Lender's share of that Advance for the relevant Interest Period shall be the percentage rate per annum which is the sum of:

(i) the Margin; and

(ii) the rate notified to the Facility Agent by that affected Lender determined by the Lender as soon as practicable and in any event before interest is due to be paid in respect of that Interest Period, to be that which expresses as a percentage rate per annum the cost to that affected Lender (acting in accordance with usual banking practice) of funding that Advance from whatever source it may reasonably select.

(b) In this agreement Market Disruption Event means:

(i) there is no Screen Rate and it is not possible to calculate the Interpolated Screen Rate at the Specified Time and none or only one of the Reference Banks supplies a buy rate to the Facility Agent to determine the Base Rate; or

(ii) before the close of business in Auckland on the first day of the relevant Interest Period, the Facility Agent receives notifications from a Lender or Lenders (whose aggregate participations in an Advance exceed 35% of that Advance) that as a result of market circumstances not limited to it, the cost to it of funding its participation in the relevant Advance exceeds the Base Rate (in which case, an affected Lender will be each Lender giving such a notification).

16.6 Alternative basis of interest or funding

(a) If a Market Disruption Event occurs and the Facility Agent or the Company so require, the Facility Agent and the Company shall enter into negotiations (for a period of not more than 30 days) with a view to agreeing a substitute basis for determining the rate of interest. During the period of negotiation, the rate of interest shall be calculated in accordance with clause 16.5(a).

(b) Any alternative basis agreed pursuant to clause 16.6(a) shall, subject to the agreement of all Lenders and the Company, be binding on all parties to this agreement.

(c) The Facility Agent shall promptly inform the Company and each Lender of any alternative basis agreed under this clause 16.6.

16.7 FATCA Deduction

(a) Each party may make any FATCA Deduction it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and no party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.

(b) Each party shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction) notify the party to whom it is making the payment and, in addition, shall notify the Company and the other Finance Parties.

17. Payments

17.1 Payments by Lenders

All payments to be made by a Lender to a Borrower under this agreement shall be made for value in the place of payment on the due date to the account of the Facility Agent previously notified by the Facility Agent to each Lender, provided that where a Lender is due to receive any funds from a Borrower under this agreement on the same day and in the same currency as that on and in which it is to make a payment to that Borrower, it may (having given notice to the Facility Agent and the relevant Borrower no later than the second Business Day before the date of payment) apply the payment to be made by it in or towards satisfaction of the payment to be made to it.

17.2 Distribution to the Borrowers

The Facility Agent shall pay to the relevant Borrower before the close of business in the place of payment on the due date any amount so paid to the Facility Agent by the Lenders. Such payment shall be made in the same currency as received by the Facility Agent to the account in the place of payment specified in the relevant Utilisation Request.

17.3 Payments by the Borrowers

All payments of principal, interest, or fees due from the Borrowers shall be paid to the Facility Agent for the account of the Lenders entitled thereto and all other payments payable by the Borrowers under this agreement or any other Finance Document to or for account of a Finance Party shall be paid directly to that Finance Party. Each such payment shall be made for value in the place of payment on the due date to the account of the Facility Agent or, as the case may be, that Finance Party previously notified by the Facility Agent or, as the case may be, that Finance Party to the Borrowers.

17.4 Distribution to Lenders

The Facility Agent shall pay to each Lender, promptly upon receipt, each Lender's proportionate share of any amount paid to the Facility Agent for the account of the Lenders. Such payment shall be made in the same currency as received by the Facility Agent to the account specified by the relevant Lender. If the Facility Agent receives a payment that is insufficient to discharge all the amounts then due and payable by an Obligor under the Finance Documents, the Facility Agent shall apply that payment towards the obligations of that Obligor under the Finance Documents in the following order:

(a) first, in or towards payment of any unpaid fees and costs of the Security Trustee under the Finance Documents;

(b) secondly, in or towards payment pro rata of any unpaid fees and costs of the Facility Agent or the Mandated Lead Arranger under the Finance Documents;

(c) thirdly, in or towards payment pro rata of any Principal, interest, fees or commission due but unpaid under this Agreement; and

(d) fourthly, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents.

17.5 Refunding of payments

Where an amount is to be paid to the Facility Agent for the account of another person, the Facility Agent shall not be obliged to pay that amount to that other person until it has been able to establish that it has actually received that amount. If the Facility Agent does pay that amount and it proves to be the case that it had not actually received the amount paid out, then the person to whom that amount was paid shall immediately on request refund it to the Facility Agent, together with an amount sufficient to indemnify the Facility Agent against any funding or other cost, loss, expense or liability sustained or incurred by it as a result of paying out that amount before receiving it.

17.6 Business Days

If any amount becomes due for payment under a Finance Document on a day which is not a Business Day, it shall (except to the extent otherwise provided in this agreement) be paid on the next following Business Day and any interest shall be adjusted accordingly.

17.7 Same day funds

Each payment to be made under this clause 17 shall be made in same day funds.

17.8 Reinstatement

If a payment made by an Obligor pursuant to a Finance Document is avoided by law:

(a) that payment will be deemed not to have discharged or affected the obligation of that Obligor in respect of which that payment was made or received; and

(b) the Finance Parties and that Obligor will be deemed to be restored to the position in which each would have been, and be entitled to exercise all the rights which each would have had, if that payment had not been made.

17.9 Payments to be free and clear

All amounts payable by the Obligors under a Finance Document shall be paid:

(a) free and clear of any restriction or condition; and

(b) (except to the extent required by law or as expressly provided otherwise in this agreement) without any deduction or withholding on account of any tax or any other amount, whether by way of set-off, counterclaim or otherwise.

18. Taxes

18.1 Gross-up

If:

(a) an Obligor is required by law to make any deduction or withholding from any amount paid or payable by it under a Finance Document (other than a FATCA Deduction); or

(b) any Finance Party is required by law to make any payment on account of tax (other than tax on overall net income of the relevant Finance Party) or otherwise on or in relation to any amount received or receivable by it under a Finance Document (other than a FATCA Deduction), then:

(c) that Obligor shall ensure that any such deduction or withholding does not exceed the legal minimum and shall pay the amount required to be deducted, withheld or paid to the relevant authority before the date on which penalties attach thereto;

(d) (unless the requirement is a result of a Lender breaching its undertaking in clause

18.3 (Certificate of exemption) or relates to a FATCA Deduction required to be made by any party) the amount payable by that Obligor in respect of which that deduction, withholding or payment is required to be made shall be increased to the extent necessary to ensure that, after that deduction, withholding or payment is made, the relevant Finance Party receives and retains (free from any liability in respect of any such deduction, withholding or payment) a net amount equal to the amount which it would have received and so retained had no such deduction, withholding or payment been made;

(e) that Obligor shall promptly deliver to the relevant Finance Party the receipt issued by the applicable authority evidencing that such deduction or withholding has been made; and

(f) that Obligor may at any time subsequently, so long as a requirement to pay any additional amount under this clause 18.1 continues and subject to the relevant Finance Party having received not less than 15 Business Days' notice of that Obligor's  intention to do so (which notice shall be irrevocable), elect that the Finance Party's participation in any Facility be cancelled whereupon the relevant Facility Amount will be reduced by the amount of that Finance Party's Commitment and the Borrowers      shall prepay the relevant Finance Party's participation in the relevant Facility Amount together with any Outstanding Money owing to the relevant Finance Party in respect of that Facility, such prepayment to be effected immediately (or within any period specified by the relevant Finance Party).

18.2 Tax credit

Any tax credit or refund received by any Finance Party in relation to an additional amount paid by an Obligor to that Finance Party under clause 18.1 (Gross-up) shall be refunded to that Obligor unless the relevant Finance Party determines that it would be prejudiced as a result of such payment. Nothing in this clause, however, shall interfere with any Finance Party's right to arrange its taxation affairs in whatever manner it deems fit and, in particular, no Finance Party shall, whether by virtue of this clause or otherwise, be under any obligation to claim relief from its corporation, profits or similar tax liability in respect of any deduction, withholding or payment referable to this agreement, in priority to any other reliefs, claims, credits or deductions available to it. The notification of the relevant Finance Party as to any such tax credit or refund shall be conclusive and binding on an Obligor. No Finance Party will be obliged to disclose any information regarding its tax affairs and computations.

18.3 Certificate of exemption

Each RWT Lender:

(a) confirms that as at the date of this agreement it holds a valid resident withholding tax exemption certificate (certificate of exemption) issued pursuant to section RE27 of the Income Tax Act 2007 (Tax Act) or is otherwise exempt from resident withholding tax;

(b) agrees to use reasonable endeavours to maintain a certificate of exemption or its status as otherwise exempt from resident withholding tax during the continuance of the Facilities provided it is lawfully able to do so; and

(c) agrees to notify the Company (with a copy to the Facility Agent) if it ceases to hold, or ceases to be entitled to hold, a certificate of exemption or ceases to be otherwise exempt from resident withholding tax.

In this clause 18.3, an RWT Lender shall mean any Lender that derives interest under this agreement as resident passive income (as that term is defined in section YA1 of the Tax Act), ignoring any exclusion from resident passive income for interest derived by a person that holds a resident withholding tax exemption certificate or who is otherwise exempt from resident withholding tax, and includes (without limitation) a Lender that is resident in New Zealand for the purposes of the Tax Act.

18.4 Approved issuer

(a) If requested by any Lender that is neither resident nor engaged in business through a fixed establishment (as that term is defined in the Tax Act) in New Zealand, each Borrower will:

(i) register as an "approved issuer" (as defined in section YA1 of the Tax Act); and

(ii) register the Facilities with the Commissioner of Inland Revenue under section 86H of the Stamp and Cheque Duties Act 1971,

and shall, in respect of any payment of interest (or payment deemed by law to be interest) to Lenders that are neither resident nor engaged in business through a fixed establishment, make the relevant payment of approved issuer levy (as defined in section 86F of the Stamp and Cheque Duties Act 1971) in accordance with section 86K of that Act in order to reduce (to the extent permitted by law) the applicable level of non-resident withholding tax to zero percent, provided that, for the avoidance of doubt, the relevant Borrower may not deduct the amount of such approved issuer levy from that payment of interest (or payment deemed by law to be interest).

(b) Each Borrower shall notify the Facility Agent immediately upon becoming aware that it has failed to maintain its status as an "approved issuer".

18.5 FATCA Information

(a) Subject to paragraph (c) below, each party shall, within ten Business Days of a reasonable request by another party:

(i) confirm to that other party whether it is:

(A) a FATCA Exempt Party; or

(B) not a FATCA Exempt Party; and

(ii) supply to that other party such forms, documentation and other information relating to its status under FATCA (including its applicable "passthru payment percentage" or other information required under the US Treasury Regulations or other official guidance including intergovernmental agreements) as that other party reasonably requests for the purposes of that other party's compliance with FATCA; and

(iii) supply to that other party such forms, documentation and other information relating to its status as that other party reasonably requests for the purposes of that other party's compliance with any other law, regulation, or exchange of information regime.

(b) If a party confirms to another party pursuant to 18.5(a)(i) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not, or has ceased to be a FATCA Exempt Party, that party shall notify that other party reasonably promptly.

(c) Paragraph (a) above shall not oblige any Finance Party to do anything which would or might in its reasonable opinion constitute a breach of:

(i) any law or regulation;

(ii) any fiduciary duty; or

(iii) any duty of confidentiality.

(d) If a party fails to confirm its status or to supply forms, documentation or other information requested in accordance with paragraph (a) above (including, for the avoidance of doubt, where paragraph (c) above applies), then:

(i) if that party failed to confirm whether it is (and/or remains) a FATCA Exempt Party then such party shall be treated for the purposes of the Finance Documents as if it is not a FATCA Exempt Party; and

(ii) if that party failed to confirm its applicable "passthru payment percentage" then such party shall be treated for the purposes of the Finance Documents (and payments made thereunder) as if its applicable "passthru payment percentage" is 100%, until (in each case) such time as the party in question provides the requested confirmation, forms, documentation or other information.

19. Default Interest

19.1 Default interest payable

If any Obligor does not pay any sum payable under a Finance Document when due, it shall (without double counting) pay interest on the amount from time to time outstanding in respect of that overdue sum for the period beginning on its due date and ending on the date of its receipt by the relevant Finance Party when paid to that Finance Party (both before and after any judgment) in accordance with this clause 19.

19.2 Rate of default interest

Interest payable under clause 19.1 shall be calculated and payable by reference to successive periods, each of which (other than the first, which shall begin on and include the due date) shall begin on the last day of the previous period. Each such period shall be of a duration selected by the Facility Agent (or other Finance Party) from time to time (provided that the duration of such period shall be not less than 30 days) and the rate of interest applicable for a particular period shall be the rate per annum determined by the Facility Agent to be equal to the aggregate of 2% per annum, the Margin then applicable in respect of the Facilities and the weighted average cost to the relevant Finance Party or Finance Parties (as the case may be) of funding the overdue sum.

19.3 Payment of default interest

Interest payable under clause 19.1 (Default interest payable) shall be payable on the last day of each period in respect of which it is calculated and on the date of receipt of the overdue sum by the relevant Finance Party. Any interest which is not paid when due shall be added to the overdue sum on a 30 day compounding basis and shall itself bear interest accordingly.

20. Set-off

20.1 Set-off

Each Obligor authorises the Facility Agent (on behalf of itself and each Lender) and each other Finance Party at any time during the continuance of an Event of Default to apply (without any prior notice or demand) any credit balance of that Obligor on any account in any currency and at any offices of the Facility Agent or any such Finance Party in or towards satisfaction of any outstanding indebtedness then due to it under any Finance Document. If at any time following the occurrence and continuance of an Event of Default any amount is contingently due or any amount due is not quantified, the Facility Agent or any such Finance Party may retain and withhold payment of any such credit balance and the payment of any interest or other moneys thereon pending that amount becoming due and/or being quantified, and may set-off the maximum liability which may at any time be or become owing to              it by that Obligor, or partly the one and partly the other, and in each case without any prior notice or demand. For the purposes of this clause 20.1, the Facility Agent and each Finance Party:

(a) is authorised to break any term deposit and to use all or any part of any such credit balance to buy such other currencies as may be necessary to effect those applications; and

(b) shall not be obliged to exercise any of its rights under this clause 20.1, which shall be without prejudice and in addition to any other rights under any Finance Document and any right of set-off, combination of accounts, lien or other right to which it is at any time otherwise entitled (whether by law, contract or otherwise).

20.2 Contractual rights

The rights of the Facility Agent and each Finance Party under clause 20.1 are contractual rights affecting the terms upon which any credit balance is held and the creation of those rights does not constitute the creation of any security over, or other proprietary interest in, that credit balance.

21. Sharing

21.1 Proportionate sharing

Whenever any Lender receives or recovers (whether by way of set-off, banker's lien or otherwise) any moneys in respect of any amount due from any Obligor under any Finance Document (except to the extent that this agreement expressly provides for direct payment to that Lender of such amount, including any amount payable under this agreement in relation to the transfer of a Commitment, or part thereof or under clauses 16.1 (Increased costs) or 24 (Indemnities)) otherwise than by way of a distribution by the Facility Agent under this agreement or another Finance Document, then:

(a) that Lender shall promptly pay those moneys to the Facility Agent; and

(b) that payment or recovery shall be deemed to have been a payment to the Facility Agent for the account of the Lenders and not a payment to that Lender for its own account, and to that extent the liability of the relevant Obligor to that Lender shall not be reduced by that payment or recovery, other than to the extent of any distribution received by that Lender under this agreement.

The above:

(i) shall not apply to any amount received or recovered by the Issuing Bank and applied by it towards any amount then payable to it by way of the provision of cash cover (which has been provided to the Issuing Bank in accordance with the Finance Documents) or otherwise in respect of a Letter of Credit at any time when receipts and recoveries by the Finance Parties are sufficient to discharge all amounts then due and payable under the Finance Documents; and

(ii) shall apply to any amount received or recovered by the Issuing Bank and applied by it towards any amount then payable to it by way of the provision of cash cover or otherwise in respect of a Letter of Credit at any time when receipts and recoveries by the Finance Parties are not sufficient to discharge all amounts then due and payable under the Finance Documents; and

(iii) shall not apply to any application by the Issuing Bank under clause 15.3 (Cash cover) of cash cover which has been provided to the Issuing Bank in accordance with the Finance Documents.

21.2 Repayment

If all or a portion of the relevant payment or recovery to or by a Lender is subsequently rescinded or must otherwise be restored to an Obligor, the Lenders shall repay to the Facility Agent for the account of that Lender such amount as shall be necessary to ensure that the Lenders share rateably (in accordance with their Commitments) in the amount of the payment or recovery retained and clause 21.1(b) shall apply only to the retained amount.

21.3 Refusal to join in action

If any Lender fails or refuses to join in any action with the other Lenders against an Obligor, or does not pay its share of the costs of any such action, in each case having been given a reasonable opportunity and being legally entitled to do so, its failure to do so shall be taken into account when determining its rateable sharing under this clause 21 and that Lender shall not be entitled to share in any amount recovered as a result of any such action.

22. Relationship of Lenders to Facility Agent and Mandated Lead Arranger

22.1 Authority

(a) Each Lender and each Issuing Bank irrevocably appoints and authorises the Facility Agent to act as its administrative agent under the Finance Documents with the powers expressly given to the Facility Agent under the Finance Documents together with any other powers which are reasonably incidental to those powers.

(b) Without limiting the generality of clause 22.1(a) the Facility Agent shall, subject to the Finance Documents, act as agent for the Lenders in:

(i) receiving payments from and making payments to the Borrowers;

(ii) making demand or claim for any moneys payable under any Finance Document;

(iii) exercising the rights, powers and remedies of the Lenders against the Borrowers under the Finance Documents; and

(iv) issuing and receiving notices under the Finance Documents on behalf of the Lenders.

(c) Any action taken by the Facility Agent in accordance with this clause 22 shall bind all the Lenders.

(d) The Facility Agent and the Mandated Lead Arranger shall have no duties or responsibilities except those expressly set out in the Finance Documents.

22.2 Instructions; extent of discretion

(a) In the exercise of any of its rights, powers and discretions under the Finance Documents, the Facility Agent shall act in accordance with the instructions of the Majority Lenders. The Facility Agent shall not be obliged to seek instructions except where expressly required by any Finance Document.

(b) In the absence of any such instructions, the Facility Agent may act as it thinks fit in the best interests of the Lenders as a whole or may, notwithstanding clause 22.1(b), refrain from acting until receipt of instructions.

(c) Except where this agreement otherwise expressly provides, the Facility Agent shall not be obliged to consult with the Lenders before giving any consent, approval or agreement or making any determination under the Finance Documents unless it is practicable to do so and shall not, in the opinion of the Facility Agent, prejudice the interests of the Lenders as a whole.

(d) The Facility Agent may refrain from doing anything which would or might in its opinion be contrary to any law or official directive, or render it liable to any person.

(e) Notwithstanding any other provision in this clause 22, the Facility Agent shall not be obliged to take any action under any Finance Document until it is first secured to its satisfaction in accordance with clause 22.11(c).

22.3 No obligation to investigate

(a) The Borrowers shall not be concerned to enquire as to whether any instructions have been given to the Facility Agent as required by this agreement or as to the terms of any such instructions.

(b) As between an Obligor on the one hand and the Facility Agent and the Lenders on the other hand, all actions taken by the Facility Agent under the Finance Documents shall be deemed to be authorised.

22.4 Facility Agent not a trustee

Neither the Facility Agent nor the Mandated Lead Arranger shall be deemed to be a trustee for the benefit of any Lender, any Issuing Bank or any Borrower or to have any fiduciary duty other than as expressly provided in any Finance Document. Neither the Facility Agent nor the Mandated Lead Arranger or any Issuing Bank shall in any respect be the agent of a  Borrower by virtue of any Finance Document.

22.5 Exoneration

(a) Neither the Facility Agent nor the Mandated Lead Arranger nor any of their directors, officers, employees, agents, attorneys, subsidiaries or successors shall be responsible to any Lender or any Borrower for:

(i) any statement, representation or warranty provided to them in any Finance Document, or in any document or agreement referred to or provided for in or received under any Finance Document; or

(ii) the value, validity, effectiveness, genuineness, enforceability or sufficiency of any Finance Document or any other such document or agreement; or

(iii) any failure by any Borrower, the Security Trustee or any Lender to perform its obligations; or

(iv) any action taken or omitted to be taken by it or them under any Finance Document except in the case of its or their own wilful misconduct, gross negligence or fraud; or

(v) any action taken or omitted to be taken by it or them under any Finance Document acting on instructions from all or the requisite majority of the Lenders.

(b) Nothing in the Finance Documents shall oblige the Facility Agent or the Mandated Lead Arranger to carry out any "know your customer" checks in relation to any person on behalf of any Finance Party. Each other Finance Party confirms to the Facility Agent and the Mandated Lead Arranger that it is solely responsible for any know your customer checks which it is required to carry out and that it may not rely on any statement in relation to such checks made by the Facility Agent or the Mandated Lead Arranger.

22.6 Delegation

The Facility Agent may delegate to any person any of the rights, powers and discretions vested in the Facility Agent by the Finance Documents which cannot conveniently be exercised by it or through its employees, and may appoint attorneys, upon such terms and conditions as the Facility Agent thinks fit.

22.7 Reliance on documents and experts

The Facility Agent may rely on:

(a) any communication or document (including any facsimile transmission) reasonably believed by it to be genuine and correct; and

(b) advice and statements of lawyers, accountants and other experts selected by the Facility Agent.

22.8 Notice of transfer

The Facility Agent may treat each Lender as the holder of the benefit of that Lender's rights under the Finance Documents unless and until the Facility Agent has received a transfer certificate substantially in the form of schedule 7 or a notice of assignment of that Lender's rights in a form satisfactory to the Facility Agent.

22.9 Knowledge of default

(a) The Facility Agent shall not be required to keep itself informed as to the observance or performance by the Obligors of any of their obligations under any Finance Document or any other document or agreement, or to inspect the assets or records of any Group Member, or to investigate whether or not any Event of Default or Potential Event of Default has occurred or might occur.

(b) The Facility Agent may assume that the Obligors are observing and performing their obligations, and shall be deemed not to have knowledge of the occurrence of any Event of Default or Potential Event of Default or similar event (whatever called) under any Finance Document unless it has received notice from a Lender or any Borrower stating than an Event of Default or a Potential Event of Default or similar event has occurred and describing it, or the officers of the Facility Agent having responsibility at that time for the administration of the Facility actually become aware that an Event of Default or a Potential Event of Default or similar event has occurred (in which event the Facility Agent shall, subject to clause 22.14(c), promptly notify the Lenders).

22.10 Facility Agent and Mandated Lead Arranger as Lender

(a) Each of the Facility Agent and Mandated Lead Arranger, if a Lender, shall have the same rights and powers under the Finance Documents as the other Lenders and may exercise those rights and powers as if it were not acting as the Facility Agent or Mandated Lead Arranger (as the case may be).

(b) The Facility Agent and the Mandated Lead Arranger may (without having to account to any Lender) engage in any kind of business with any Group Member as if it were not the Facility Agent or Mandated Lead Arranger and may accept fees or other consideration for services without having to account to the Lenders.

22.11 Indemnity to Facility Agent

(a) The Lenders indemnify the Facility Agent (to the extent not reimbursed by the Obligors) rateably in accordance with their respective Commitments against all costs, losses, expenses and liabilities of any kind which may be sustained or incurred by or asserted against the Facility Agent in its capacity as such relating to or arising out of the Finance Documents other than the normal costs incurred by the Facility Agent in the ordinary course of administration of the Facility. Each Lender shall, upon demand, pay to the Facility Agent its proportionate share of all amounts payable under this indemnity.

(b) No Lender shall be liable under this clause 22.11 for any of the foregoing to the extent that they arise from the Facility Agent's wilful misconduct, gross negligence or fraud.

(c) If the Majority Lenders request the Facility Agent to take any enforcement action the Lenders shall be obliged to pay to the Facility Agent, within three Business Days of request, each amount reasonably estimated by the Facility Agent and its legal advisers as necessary to meet the expenses of legal proceedings or otherwise in connection with such enforcement. Each Lender shall be obliged to pay its respective proportion of those amounts. If the estimated amount exceeds the amount actually required, the Facility Agent shall repay each Lender's proportion of the excess.

22.12 Independent investigation

Each Lender agrees that it has made and shall continue to make, independently and without reliance on the Facility Agent, Mandated Lead Arranger or any other Lender and based on such documents and agreements and information as it considers appropriate:

(a) its own investigation into the financial condition and affairs of each Group Member; and

(b) its own analyses and decisions as to whether or not to take action under any Finance Document.

22.13 Information

(a) The Facility Agent shall provide to the Lenders as soon as practicable copies of all notices, reports and other documents provided to the Facility Agent under the Finance Documents.

(b) The Facility Agent shall not have any duty or responsibility (but is authorised by the Borrowers) to provide any Lender with any information concerning the affairs, financial condition or business of any Group Member which may otherwise come into the possession of the Facility Agent.

(c) Nothing in any Finance Document shall oblige the Facility Agent to disclose any information relating to the Borrowers if that disclosure would or might in the opinion of the Facility Agent on the basis of the advice of its legal advisers constitute a breach of any law or duty of secrecy or confidence.

22.14 Replacement of Facility Agent

(a) Subject to the appointment and acceptance of a successor Facility Agent as provided in this clause 22.14:

(i) the Facility Agent may resign at any time by giving not less than 30 days' notice to the Lenders and the Borrowers; or

(ii) the Majority Lenders may, by giving not less than 30 days' notice to the Borrowers and the Facility Agent, remove the Facility Agent from office.

(b) Upon any notice of resignation or removal being given, the Majority Lenders shall have the right to appoint a successor Facility Agent approved by the Borrowers provided that:

(i) the Borrowers may not unreasonably withhold their consent; and

(ii) no consent shall be required where the proposed successor Facility Agent is a Lender.

(c) If no successor Facility Agent has been appointed by the Lenders or has accepted an appointment within 30 days after any such notice, the retiring Facility Agent may on behalf of the Lenders appoint a successor Facility Agent.

(d) Upon the acceptance of any appointment under this clause 22.14 by a successor Facility Agent, the successor Facility Agent shall succeed to and become vested with all the rights, powers and obligations of the retiring Facility Agent under the Finance Documents and as from that time the retiring Facility Agent shall be discharged from its rights, powers and obligations.

(e) After any retiring Facility Agent's resignation or removal, the provisions of this clause 22 shall continue in effect in respect of any actions taken or omitted to be taken by it while it was acting as the Facility Agent.

(f) The Facility Agent shall resign in accordance with paragraph (a) above (and, to the extent applicable, shall use reasonable endeavours to appoint a successor Facility Agent pursuant to paragraph (c) above) if on or after the date which is three months before the earliest FATCA Application Date relating to any payment to the Facility Agent under the Finance Documents, either:

(i) the Facility Agent fails to respond to a request under clause 18.5 (FATCA Information) and the Company or a Lender reasonably believes that the Facility Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

(ii) the information supplied by the Facility Agent pursuant to clause 18.5 (FATCA Information) indicates that the Facility Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date; or

(iii) the Facility Agent notifies the Company and the Lenders that the Facility Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date,

and (in each case) the Company or a Lender reasonably believes that a party will be required to make a FATCA Deduction that would not be required if the Facility Agent were a FATCA Exempt Party, and that Lender, by notice to the Facility Agent, requires it to resign.

22.15 Facility Agent's management time

Any amount payable to the Facility Agent under clauses 22.11 (Indemnity to Facility Agent), 29 (Costs and expenses)and 26.9 (Indemnity) shall include the cost of utilising the Facility Agent's management time or other resources and will be calculated on the basis of such reasonable daily or hourly rates as the Facility Agent may notify to the Company and the Lenders, and is in addition to any fee paid or payable to the Facility Agent under clause 10 (Fees).

23. Amendments and waivers

23.1 Required consents

(a) Subject to clause 23.2, any term of a Finance Document (other than a Hedge Agreement, Transactional Bank Facility Document, an Ancillary Document or a Security Document) may be amended or waived only in writing with the consent of the Majority Lenders and the Company and, in the case of any Security Document, any other Obligor which is a party to that Security Document and any such amendment or waiver will be binding on all parties to that Finance Document.

(b) The Facility Agent or the Security Trustee (as applicable) and the Company may effect, on behalf of any Finance Party and any Obligor respectively, any amendment or waiver permitted by this clause 23 (including by signing any documents in connection with the amendment or waiver) and, in the case of a Security Document, which is also permitted by the terms of the Security Trust and Subordination Deed.

23.2 Exceptions

(a) An amendment or waiver (or instruction to the Security Trustee) that has the effect of changing or which relates to:

(i) the release of security granted under any Security Document or of a Guarantor under clause 26 (Guarantee) (other than in the case of a disposal permitted under the terms of clause 10 of the Security Trust and Subordination Deed or where the release is necessary to facilitate the enforcement of the Security Documents in accordance with the terms of the Security Trust and Subordination Deed);

(ii) the definition of "Majority Lenders" in clause 1.1 (Definitions);

(iii) a waiver of any of the conditions precedent under clause 5 (Conditions precedent);

(iv) any requirement that a cancellation of Commitments reduces the Commitments of the Lenders rateably under a Facility except where Commitments are being recharacterised or restructured pursuant to paragraph (b) below;

(v) a change to the Borrowers or Guarantors other than in accordance with clause 27 (Change to Obligors);

(vi) any provision which expressly requires the consent of all the Lenders;

(vii) any change to the mandatory prepayment regime in clause 11 (Repayment and prepayment);

(viii) clause 4 (Lenders), clause 17 (Payments), clause 25 (Assignment and transfer), clause 21 (Sharing), or this clause 23,

shall not be made without the prior consent of all the Lenders.

(b) An amendment or waiver relating to:

(i) any increase in or addition of any Commitment of any Lender, any extension of the availability of any Commitment of any Lender, any redenomination into another currency of any Commitment of any Lender or any extension of any Availability Period of a Commitment of any Lender (in each case, other than under clause 25 (Assignment and transfer)) but including the introduction of any new tranche or facility;

(ii) a reduction in the Margin or a reduction in the amount, or a change in the currency, of any payment of principal, interest, fees or commission payable or any other payment obligation under a Finance Document;

(iii) any extension to the date of payment of any amount under the Finance Documents to a Lender;

(iv) any changes to the Finance Documents (excluding changes relating to, the taking of, or the release coupled with the retaking of security) consequential on or required by reason of applicable law effectively to implement any of the above, shall not be effective without the consent of:

(v) each Lender that is assuming a Commitment or an increased Commitment in the relevant Facility or whose Commitment is being extended or redenominated, or to whom any amount is owing which is being reduced, deferred or redenominated (as the case may be) (the Affected Lender); and

(vi) the Majority Lenders (for which purposes the Affected Lenders shall be counted),

and shall not otherwise require the consent of any Lender which is not an Affected Lender except where the amendment or waiver is of a type to which clause 23.2(a) applies.

(c) An amendment or waiver which relates to the rights or obligations of the Facility  Agent, the Security Trustee, the Issuing Bank or the Mandated Lead Arranger may not be effected without the consent of the Facility Agent, the Security Trustee, the Issuing Bank or the Mandated Lead Arranger (as the case may be).

(d) An amendment or waiver which relates to clauses 1.6 (Contract and Commercial Law Act 2017), 18 (Taxes), 25.2 (No assignment), 26 (Guarantee), 27 (Change to Obligors) or this clause 23, or which relates to any defined terms applicable to those clauses, may not be effected without the consent of the Hedging Banks and Transactional Banks.

23.3 Replacement of Screen Rate

If a Screen Rate Replacement Event has occurred, any amendment or waiver which relates to:

(a) providing for the use of a Replacement Benchmark; and

(b)

(i) aligning any provision of any Finance Document to the use of that Replacement Benchmark;

(ii) enabling that Replacement Benchmark to be used for the calculation of interest under this agreement (including, without limitation, any consequential changes required to enable that Replacement Benchmark to be used for the purposes of this agreement);

(iii) implementing market conventions applicable to that Replacement Benchmark;

(iv) providing for appropriate fallback (and market disruption) provisions for that Replacement Benchmark; or

(v) adjusting the pricing to reduce or eliminate, to the extent reasonably practicable, any transfer of economic value from one party to another as a result of the application of that Replacement Benchmark (and if any adjustment or method for calculating any adjustment has been formally designated, nominated or recommended by the Relevant Nominating Body, the adjustment shall be determined on the basis of that designation, nomination or recommendation), may be made with the consent of the Facility Agent (acting on the instructions of the Majority Lenders) and the Company.

23.4 Failure to respond

If any Lender fails to respond to a request for instructions, consent, approval, waiver, amendment or other decision in relation to any Finance Document within 10 Business Days of that request (or any longer period agreed by the Company and the Facility Agent), that Lender, its Commitment and its participation shall not be included for the purpose of calculating the Total Commitments when ascertaining whether Lenders with any relevant percentage of Total Commitments and/or participations have responded to that request.

24. Indemnities

24.1 Miscellaneous indemnities

Each Obligor indemnifies each Finance Party against any costs, losses, expenses or liabilities sustained or incurred by that Finance Party as a result of:

(a) all or any part of any Advance not being made for any reason (other than by reason of the default of the relevant Finance Party);

(b) any amount payable by an Obligor under a Finance Document not being paid when due (but, so far as appropriate, credit will be given for any interest received by a Finance Party under clause 19.3 (Payment of default interest));

(c) the occurrence or continuance of any other Event of Default or Potential Event of Default or any Obligor not complying with any obligation expressed to be assumed by it in a Finance Document; or

(d) a failure by an Obligor to pay any amount due under a Finance Document on its due date, including without limitation, any cost, expense, loss or liability arising as a result of clause 21 (Sharing); or

(e) a Finance Party acting or relying on any notice, request, instrument or instruction which it reasonably believes to be genuine, correct and appropriately authorised (including, without limitation, any notice, request, instrument or instruction given by electronic mail), including but not limited to any cost, loss (excluding loss of margin), expense or liability on account of funds borrowed, contracted for or utilised to fund any amount payable hereunder and any swap agreements or foreign exchange transactions entered into in anticipation of an Advance (to the extent only that the same relate to that Advance) being made and any cost, loss (excluding loss of margin), expense or liability on prepayment or early termination of any such funds, agreements or transactions.

24.2 Currency indemnity

(a) If any Outstanding Money is received by a Finance Party in a currency (first currency) other than the currency (second currency) in which it is payable (whether as a result of obtaining or enforcing an order or judgment, the dissolution of any person or otherwise), the amount received shall only satisfy an Obligor's obligation to pay the Outstanding Money to the extent of the amount of the second currency which that Finance Party is able, in accordance with its usual practice, to purchase with the amount received in the first currency on the date of that receipt (or, if it is not practicable to make that purchase on that date, on the first day upon which it is practicable to do so).

(b) Each Obligor indemnifies the Finance Parties against:

(i) any loss sustained by that Finance Party as a result of the amount purchased by it in the second currency pursuant to clause 24.2(a) being less than the amount due; and

(ii) all costs and expenses incurred by that Finance Party in purchasing the second currency.

24.3 Payment

The Borrowers shall pay to a Finance Party, upon demand, in the currency stipulated by that Finance Party, all amounts payable pursuant to the indemnities in clauses 24.1 (Miscellaneous indemnities) and 24.2(b).

25. Assignment and transfer

25.1 Agreement binding

This agreement is binding on, and is for the benefit of, the parties and their respective successors, permitted assigns and transferees.

25.2 No assignment

No Obligor may assign or transfer any of its rights or obligations under this agreement or any other Finance Document without the prior written consent of the Facility Agent acting on the instructions of all Lenders. For the avoidance of doubt, the Obligors shall procure that no member of the Controlled Group holds any participation in any Facility under this agreement.

25.3 Assignment and transfer by Lenders

(a) A Lender may assign, novate or otherwise transfer all or any part of its rights and obligations under the Finance Documents to another bank or financial institution or to a person who:

(i) is a bank or other financial institution or a trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets (each a Credit Fund), but excluding:

(A) any loan to own, vulture or distressed debt trust or fund, special situations trust or fund or other trust, fund or entity (whether a hedge fund or otherwise) which, in each case, principally invests in distressed debt; or

(B) any direct or indirect competitor of any Obligor;

(ii) where the Lender transfers obligations under a Facility (and for this purpose a Lender shall not be considered to be transferring obligations if it is fully drawn other than on Facility C), the bank or other financial institution or Credit Fund, has a long-term credit rating of no less than BBB+ (Standard & Poor's Rating Services or Fitch Ratings Ltd) or Baa1 (Moody's Investor Services Limited) (provided that if the assignment or transfer is to a Credit Fund that has no rating, that Credit Fund is on the Agreed White List set forth in Schedule 14); and

(iii) after the assignment or transfer each Lender (and any Related Body Corporate of that Lender) will have a minimum aggregate Commitment of NZ$5,000,000.

(b) A Lender may also assign, novate or otherwise transfer all or any part of its rights and obligations under the Finance Documents to any person consented to in writing by the Company (in its sole and absolute discretion).

(c) A Lender proposing to so assign or transfer shall consult with the Company for no more than 5 Business Days before it makes such assignment or transfer except where:

(i) the proposed assignment or transfer is to another Lender or a Related Body Corporate of any Lender; or

(ii) an Event of Default is continuing.

(d) The consent of each Issuing Bank is required for any assignment or transfer by a Facility C Lender of any of its rights and/or obligations under Facility C.

(e) A Lender may assign any of its rights or transfer by novation any of its rights and obligations under the Finance Documents:

(i) to another Lender or a Related Body Corporate of any Lender;

(ii) to a fund which is a related fund of that Lender;

(iii) to a Mandated Lead Arranger or a Related Body Corporate of a Mandated Lead Arranger and made in connection with the facilitation of primary syndication or first utilisation;

(iv) to any entity when an Event of Default is continuing; or

(v) (if in respect of Facility B) to Hua Ying Management Co. Limited,

without prior consent of the Company. For the avoidance of doubt, clause 25.3(a) shall not be applicable to any assignment or transfer made by a Lender pursuant to this clause.

25.4 Transfer certificate

(a) If a Lender wishes to transfer all or part of its obligations under the Finance Documents, it and the transferee shall execute and deliver to the Facility Agent 4 counterparts of a transfer certificate substantially in the form set out in schedule 7;

(b) On receipt of a transfer certificate the Facility Agent shall notify the Borrowers and the other Lenders and the Facility Agent shall, subject to compliance with clause 25.3 (Assignment and transfer by Lenders):

(i) countersign the counterparts of the transfer certificate on behalf of all other parties to this agreement;

(ii) enter the transfer in a register kept by it (which shall be conclusive) and notify the other parties to this agreement of the transfer and the amended Commitments, if applicable; and

(iii) retain one counterpart and deliver the others to the Borrowers, the transferring Lender, the transferee and the Security Trustee.

(c) On a transfer certificate being countersigned by the Facility Agent:

(i) the transferring Lender shall be relieved of its obligations arising after the date of the transfer to the extent specified in the transfer certificate;

(ii) the transferee shall be bound by the Finance Documents as stated in the transfer certificate as if it were a party and named as a Lender; and

(iii) the transferring Lender's Commitment shall be reduced or eliminated (as the case may be) and the transferee shall assume a Commitment equal to the reduction or elimination.

(d) Each other party to this agreement irrevocably authorises the Facility Agent to sign each transfer certificate on its behalf provided that the provisions of clauses 25.3 (Assignment and transfer by Lenders) and 25.4 have been complied with;

(e) Each transferee under this clause 25.4 shall be required to pay to the Facility Agent a fee of [xxx]

25.5 Transferee treated as Lender

Any transferee under clause 25.4 (Transfer certificate) shall be treated as a Lender for all purposes of the Finance Documents, and will be bound thereby to the same extent as if it were an original party in respect of the rights and obligations assigned and transferred to it.

25.6 Disclosure

Any Finance Party may disclose to:

(a) any person to (or through) whom it assigns or transfers (or may potentially assign or transfer) all or any of its rights and/or obligations under one or more Finance

Documents and to any of that person's Related Body Corporate, Representatives and professional advisers; or

(b) any other person with whom it wishes to enter into contractual relations in connection with the Finance Documents (including, without limitation, any transaction permitted by clause 25.10 (Security over Lenders' rights) of this agreement or any other transaction under which payments are to be made or may be made by reference to, one or more Finance Documents (and/or one or more Obligors and to any of that person's Related Body Corporate, Representatives and professional advisers)), such information about the Group and its financial condition as is made available to the Finance Parties generally and/or any information provided under or in connection with the Finance Documents ("Confidential Information") provided that the person to whom the Confidential Information is to be given has entered into a confidentiality undertaking in favour of the Company substantially in a recommended form of the APLMA or in any other form agreed between the Company and the Facility Agent (a "Confidentiality Undertaking") except that there shall be no requirement for a Confidentiality Undertaking if the recipient is a professional adviser and is subject to professional obligations to maintain the confidentiality of the Confidential Information.

In this clause "Representative" means any delegate, agent, manager, administrator, nominee, attorney, trustee or custodian.

25.7 Lending Branch

Each Lender shall act in respect of each Facility:

(a) initially through the office or offices of that Lender at the address specified opposite its name in schedule 2; and

(b) thereafter through any other office or offices selected by that Lender and notified to the Facility Agent.

25.8 No additional payments

The Borrowers shall not be under any greater obligation under any Finance Document as a result of any assignment or transfer of any Lender's rights or obligations or a change of Lending Branch to the extent that such greater obligation is a direct and foreseeable result of that assignment, transfer or change and, which the Lender should, at the time of the assignment or transfer, have reasonably been aware other than in respect of any approved issuer levy or non-resident withholding tax that may apply in relation to interest paid to the transferee where that greater obligation in respect of approved issuer levy or non-resident withholding tax arises directly as a result of a transfer by a Lender.

25.9 Prohibition on Debt Purchase Transactions by the Group

The Company shall not, and shall procure that each other member of the Controlled Group shall not, enter into any Debt Purchase Transaction or beneficially own all or any part of the share capital of a company that is a Lender or a party to a Debt Purchase Transaction of the type referred to in paragraphs (b) or (c) of the definition of Debt Purchase Transaction.

25.10 Security over Lenders' rights

In addition to the other rights provided to the Lenders under this clause 25, each Lender may without consulting with or obtaining consent from any Obligor, at any time charge, assign, sub-participate or otherwise create security in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of that Lender including, without limitation:

(a) any charge, assignment or other security to secure obligations to a federal reserve or central bank;

(b) any assignment to a trustee of a trust or a corporate vehicle established for the purpose of securitisation; and

(c) in the case of any Lender which is a fund, any charge, assignment or other security granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by that Lender as security for those obligations or securities, except that no such charge, assignment or security shall:

(i) release a Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or other security for the Lender as a party to any of the Finance Documents; or

(ii) require any payments to be made by an Obligor or grant to any person any more extensive rights than those required to be made or granted to the relevant Lender under the Finance Documents,

and provided that the relevant Lender will remain the lender of record in respect of its Commitment and the Facility Agent will only deal with that Lender and not deal with a sub- participant or other person.

26. Guarantee

26.1 Guarantee

Each Guarantor unconditionally and irrevocably guarantees, in favour and for the benefit of the Finance Parties, the due and punctual payment of the Secured Money. Each Guarantor enters into this agreement for valuable consideration which includes the Finance Parties entering into this agreement and the other Finance Documents at its request.

26.2 Payment

(a) On demand from time to time each Guarantor shall pay an amount equal to the Secured Money then due and payable in the same manner and currency which a Borrower is required to pay the Secured Money under the relevant Finance Document (or would have been but for its Liquidation).

(b) A demand need only specify the amount owing. It need not specify the basis of calculation of that amount.

26.3 Unconditional nature of obligation

Neither this agreement nor the obligations of any Guarantor under the Finance Documents will be affected by anything which but for this provision might operate to release, prejudicially affect or discharge them or in any way relieve a Guarantor from any obligation. This includes the following:

(a) the grant to any person of any time, waiver or other indulgence, or the discharge or release of any person;

(b) any transaction or arrangement that may take place between any Finance Party and any person;

(c) the Liquidation of any person;

(d) any Finance Party becoming a party to or bound by any compromise, moratorium, assignment of property, scheme of arrangement, deed of company arrangement, composition of debts or scheme of reconstruction by or relating to any person;

(e) any Finance Party exercising or delaying or refraining from exercising or enforcing any document or agreement or any right, power or remedy conferred on it by law or by any document or agreement;

(f) all or any part of any document or agreement held by any Finance Party at any time or of any right, obligation, power or remedy changing, ceasing or being transferred (this includes amendment, variation, novation, replacement, rescission, invalidity, extinguishment, repudiation, avoidance, unenforceability, frustration, failure, expiry, termination, loss, release, discharge, abandonment or assignment);

(g) the taking or perfection of any document or agreement or failure to take or perfect any document or agreement;

(h) the failure by any person or any Finance Party to notify any Guarantor of any default by any person under any document or agreement or other circumstance;

(i) any Finance Party obtaining a judgment against any person for the payment of any Secured Money;

(j) any legal limitation, disability, incapacity or other circumstance relating to any person;

(k) any change in any circumstance (including in the members or constitution of any person);

(l) any document or agreement is not executed by any person, or is not valid or binding on any person; or

(m) any increase in the Secured Money for any reason (including as a result of anything referred to above),

whether with or without the consent of a Guarantor. None of the above paragraphs limits the generality of any other.

26.4 Principal and independent obligation

This clause is a principal and independent obligation. Except for stamp duty purposes, it is not ancillary or collateral to another document, agreement, right or obligation.

26.5 No marshalling

No Finance Party is obliged to marshal or appropriate in favour of a Guarantor or to exercise, apply or recover:

(a) any security, guarantee, indemnity, document or agreement (including any Finance Document) held by it at any time; or

(b) any of the funds or assets that it may be entitled to receive or have a claim on.

26.6 No competition

(a) Until the Secured Money has been irrevocably paid and discharged in full a Guarantor is not entitled to and shall not, except as directed by the Facility Agent:

(i) be subrogated to any Finance Party or claim the benefit of any security or guarantee held by any Finance Party at any time;

(ii) either directly or indirectly prove in, claim or receive the benefit of, any distribution, dividend or payment arising out of or relating to the Liquidation of an Obligor, or any person who gives a guarantee or security in respect of any Secured Money; or

(iii) have or claim any right of contribution or indemnity from any Obligor, or any person who gives a guarantee or security in respect of any Secured Money.

(b) The receipt of any distribution, dividend or other payment by any Finance Party out of or relating to any Liquidation will not prejudice the right of any Finance Party to recover the Secured Money by enforcement of this agreement or any other Finance Document.

(c) Each Guarantor must comply with any direction under this clause. Such a direction may require that any proceeds (not exceeding the amount of the Secured Money) be held on trust for, and promptly paid to, the Facility Agent for the account of the Lenders.

26.7 Suspense account

(a) In the event of a Liquidation or if an Event of Default has occurred and is continuing, until the Secured Money has been paid in full each Finance Party may:

(i) credit to a suspense account (without applying it); and

(ii) appropriate at the discretion of the Facility Agent,

any money received in respect of the Secured Money, including any dividend in a Liquidation or amount received under this agreement or any other Finance Document; and

(b) prove in any Liquidation of any person in respect of the full amount of the Secured Money disregarding any sums in the suspense account.

26.8 Rescission of payment

Whenever any of the following occurs for any reason (including under any law relating to Liquidation, fiduciary obligations or the protection of creditors):

(a) all or part of any transaction of any nature (including any payment or transfer) made during the term of this agreement which affects or relates in any way to the Secured Money is void, set aside or voidable;

(b) any claim that anything contemplated by paragraph (a) is so, is upheld, conceded or compromised; or

(c) any Finance Party is required to return or repay any money or asset received by it under any such transaction or the equivalent in value of that money or asset,

each Finance Party will immediately become entitled against each Guarantor to all rights in respect of the Secured Money and the Secured Property which it would have had if all or the relevant part of the transaction or receipt had not taken place. Each Guarantor shall indemnify each Finance Party against any resulting loss, cost or expense. This clause continues after this agreement is discharged.

26.9 Indemnity

If any Secured Money (including moneys which would have been Secured Money if they were recoverable) is not recoverable from a Borrower for any reason each Guarantor shall indemnify each Finance Party and shall pay that money to the relevant Finance Party on demand. The reason may include any legal limitation, disability, incapacity or thing affecting a Borrower or any failure to execute properly an agreement or document. This applies whether or not:

(a) any transaction relating to the Secured Money was void or illegal or has been subsequently avoided; or

(b) any matter or fact relating to that transaction was or ought to have been within the knowledge of any Finance Party.

26.10 Continuing guarantee and indemnity

This clause:

(a) is a continuing guarantee and indemnity;

(b) will not be taken to be wholly or partially discharged by the payment at any time of any Secured Money or by any settlement of account or other matter or thing; and

(c) remains in full force until the Secured Money has been paid in full and each Guarantor has completely performed its obligations under the Finance Documents to which it is a party.

26.11 Variations

This clause covers the Secured Money as varied from time to time including as a result of:

(a) any amendment to, or waiver under, any Finance Document; or

(b) the provision of further accommodation to the Borrowers,

and whether or not with the consent of or notice to any Guarantor. This does not limit any other provision.

26.12 Judgment

A judgment obtained against a Borrower will be conclusive against each Guarantor.

26.13 Conditions precedent

Any condition or condition precedent to the provision of financial accommodation is for the benefit of the Finance Parties and not the Guarantors. Any waiver of or failure to satisfy such a condition or condition precedent will be disregarded in determining whether an amount is part of the Secured Money.

27. Change to Obligors

27.1 Additional Borrowers

(a) The Company may request that any of the Original Company's wholly-owned Subsidiaries becomes an Additional Borrower by delivering to the Security Trustee a duly completed and executed Accession Deed.

(b) The Facility Agent shall instruct the Security Trustee to, and the Security Trustee shall, accept and execute the Accession Deed as soon as reasonably practicable if:

(i) that Subsidiary is incorporated in the same jurisdiction as an existing Borrower or, if not so incorporated, the Facility Agent (acting on the instructions of all Lenders agrees in writing, acting reasonably) so consents;

(ii) the Subsidiary is (or becomes) a Guarantor prior to or at the same time as becoming a Borrower;

(iii) no Event of Default or Potential Event of Default is continuing or would occur as a result of that Subsidiary becoming an Additional Borrower (and the Company has confirmed this is the case);

(iv) the Facility Agent has received in respect of the relevant Subsidiary:

(A) a duly executed Accession Deed;

(B) a signed Director's Certificate or, if incorporated in a jurisdiction other than New Zealand, a signed equivalent for that other jurisdiction in customary form for that jurisdiction in relation to the Accession Deed;

(C) all information, documentation and other evidence which any Finance Party may reasonably require in order to carry out "know your customer" or similar checks under applicable laws and regulations relating to anti money laundering, terrorist-financing and economic and trade sanctions; and

(D) a legal opinion (or opinions) addressed to the Facility Agent and Security Trustee (in form and substance acceptable to the Facility Agent (acting reasonably)) in relation to the relevant Subsidiary and the Accession Deed from the legal advisors of the Facility Agent.

(c) The Facility Agent shall notify the Company, the Security Trustee and the Lenders promptly upon being satisfied that it has received (in form and substance satisfactory to it) all the documents and other evidence listed in clause 27.1(b)(iv) and upon giving that notice, the relevant Subsidiary becomes a party to this agreement as an Additional Borrower with effect on and from the date specified in the Accession Deed and is bound by the terms of this agreement.

27.2 Resignation of a Borrower

(a) The Company may also request at any time that a Borrower (other than the Original Company) ceases to be a Borrower by delivering to the Security Trustee a duly completed and executed Resignation Deed.

(b) The Facility Agent shall instruct the Security Trustee to, and the Security Trustee shall, accept delivery of and execute the Resignation Deed as soon as reasonably practicable if:

(i) no Event of Default or Potential Event of Default is continuing or would result from the Borrower ceasing to be a Borrower (and the Company has confirmed this is the case); and

(ii) the Borrower is under no actual or contingent obligations as a Borrower under any Finance Documents; and

(iii) where the Borrower is also a Guarantor, its obligations in its capacity as Guarantor continue to be legal, valid, binding and enforceable and in full force and effect and the amount guaranteed by it as a Guarantor is not decreased as a result of such resignation (and the Company has confirmed this is the case), and the Security Trustee shall notify the Company and the Facility Agent promptly after it has executed the Resignation Deed and shall provide the Company with a copy of the executed Resignation Deed.

(c) Upon receipt of the duly executed Resignation Deed executed by the Security Trustee, the relevant Borrower shall cease to be a Borrower with effect on and from the date specified in that Resignation Deed and shall have no further rights or obligations in that capacity under the Finance Documents.

27.3 Additional Guarantors

(a) The Company shall procure that each of its wholly-owned Subsidiaries (other than Dormant Subsidiaries) becomes an Additional Guarantor by delivering to the Security Trustee a duly completed and executed Accession Deed.

(b) The Facility Agent shall instruct the Security Trustee to, and the Security Trustee shall, accept delivery of and execute the Accession Deed as soon as reasonably practicable if the Facility Agent has received in respect of the relevant Subsidiary:

(i) a duly executed Accession Deed;

(ii) a signed accession deed to the General Security Deed or, if incorporated, or carrying on business, in a jurisdiction other than New Zealand signed security documents pursuant to which that Subsidiary grants security over all of its assets, and mortgages over all of its Land in a form consistent with the existing Security Documents and any other documents necessary for the registration of those documents as required by the Facility Agent or the Security Trustee (acting reasonably) together with all duly completed and executed documents which the Facility Agent or the Security Trustee reasonably requires to effect a discharge of any security which is not a Permitted Security Interest (and any discharges of any financing statements registered in relation thereto);

(iii) a signed Director's Certificate or, if incorporated in a jurisdiction other than New Zealand, a signed equivalent for that other jurisdiction in customary form for that jurisdiction in relation to the Accession Deed and the documents referred to in

(ii) above;

(iv) any documents of title in relation to the assets secured by the security, as is reasonably required by the Facility Agent;

(v) all information, documentation and other evidence (if any) which any Finance Party may reasonably require in order to carry out "know your customer' or similar checks under applicable laws and regulations relating to anti money laundering, terrorist-financing and economic and trade sanctions; and

(vi) a legal opinion (or opinions) addressed to the Facility Agent and the Security Trustee (in form and substance acceptable to the Facility Agent (acting reasonably)) in relation to the relevant Subsidiary, the Accession Deed and the documents referred to in (i) and (ii) above (as applicable) from the legal advisors of the Facility Agent.

(c) The Facility Agent shall notify the Company, the Lenders and the Security Trustee promptly upon being satisfied that it has received (in form and substance satisfactory to it) all the documents and other evidence listed in clause 27.3(b) and the Security Trustee shall notify the Company, the Lenders and the Facility Agent promptly after it has executed the Accession Deed and shall provide the Company with a copy of the executed Accession Deed. Upon receipt of the duly executed Accession Deed by the Security Trustee, the relevant Subsidiary becomes a party to this agreement as an Additional Guarantor with effect on and from the date specified in the Accession Deed and is bound by the terms of this agreement.

27.4 Not used

27.5 Accession to the Security Trust and Subordination Deed

Any Additional Borrower or Additional Guarantor will become a party to the Security Trust and Subordination Deed in accordance with its terms by its execution of the Accession Deed.

27.6 Resignation of a Guarantor

(a) The Company may request that a Guarantor (other than the Company) ceases to be a Guarantor by delivering to the Security Trustee a duly completed and executed Resignation Deed.

(b) The Facility Agent shall instruct the Security Trustee to, and the Security Trustee shall, accept delivery of and execute the Resignation Deed as soon as reasonably practicable if:

(i) no Event of Default or Potential Event of Default is continuing or would occur result from the Guarantor ceasing to be a Guarantor (and the Company has confirmed this is the case);

(ii) no payment is due from the Guarantor under any provision of this agreement or another Finance Document;

(iii) following the release, the Obligors will continue to satisfy clause 14.1(c); and

(iv) where the Guarantor is a Borrower, it is under no actual or contingent obligations as a Borrower and has resigned and ceased (or will resign and cease at the same time) to be a Borrower under clause 27.2 (Resignation of a Borrower), and the Security Trustee shall notify the Company and the Facility Agent promptly after receiving the Resignation Deed and shall provide the Company with a copy of the executed Resignation Deed.

(c) Upon receipt of the executed Resignation Deed by the Security Trustee the relevant Guarantor shall cease to be a Guarantor with effect on and from the date specified in the Resignation Deed and shall have no further rights or obligations in that capacity under the Finance Documents.

27.7 Security Trustee authorised to receive Accession Deeds and Resignation Deeds

Each party other than the Company and, in the case of a Resignation Deed, the relevant Borrower or Guarantor irrevocably authorises the Security Trustee to accept delivery of any Accession Deed or any Resignation Deed.

28. Notices

28.1 Writing

Each notice or other communication to be given or made to any party to this agreement or any other Finance Documents shall:

(a) Writing: be given or made in writing by email, facsimile (other than notices or communications to any Obligor which may not be given by facsimile) or letter and be signed by the sender or an authorised officer of the sender and, in the case of a Utilisation Request sent by email, be in the form of a pdf;

(b) Address: be given or made to that party at the address, facsimile number, or email address, and marked for the attention of the person (if any), from time to time designated by that party to the other for the purposes of this agreement;

(c) Authorised Signatory: in respect of a Borrower or an Obligor, signed or, in the case of an email sent, by an Authorised Signatory;

(d) Deemed delivery: not be effective until received by that party, and any such notice or communication shall be deemed to be received by that party:

(i) (if given or made by letter) when left at the address of that party or five Business Days after being put in the post (by airmail if to another country), postage prepaid, and addressed to that party at that address;

(ii) (if given or made by facsimile) upon production of a transmission report by the machine from which the facsimile was sent which indicates that the facsimile was sent in its entirety to the facsimile of the recipient; or

(iii) (if given or made by email) when received in tangible, readable form by the recipient at the email address advised by the recipient from time to time,

provided that any notice or communication received or deemed received after 5:00pm on a working day in the place to which it is sent, or a day which is not a Business Day in that place, will be deemed not to have been received until the next Business Day in that place.

28.2 Initial address and numbers

The initial address, facsimile number (if any) and person (if any) so designated by each party, are set out below:

(a) Company:

Two Degrees Holdings Limited
47 George Street

Newmarket
Auckland 1023

New Zealand

Attention: Chief Financial Officer/General Counsel/Chief Commercial Officer/Treasurer

[xxx]	[xxx] [xxx] [xxx] [xxx]

(b) Original Borrowers and Original Guarantors: The respective addresses, facsimile numbers, email addresses and designated persons set out in schedule 1.

(c) Additional Borrowers and Additional Guarantors: The respective addresses, facsimile numbers, email addresses and designated persons set out in the relevant Accession Deed.

(d) The Issuing Bank: The respective addresses, facsimile numbers, email addresses and designated persons set out in schedule 2.

(e) The Lenders: The respective addresses, facsimile numbers, email addresses and designated persons set out in schedule 2.

(f) Facility Agent:

Bank of New Zealand [xxx] Designation / Dept: Institutional Banking Address: Deloitte Centre, 80 Queen Street, Auckland 1010, New Zealand [xxx] [xxx] [xxx]

(g) Security Trustee:

Bank of New Zealand [xxx] Designation / Dept: Institutional Banking

Address: Deloitte Centre, 80 Queen Street, Auckland 1010, New Zealand [xxx] [xxx] [xxx]

(h) Mandated Lead Arranger:

ING Bank N.V., Singapore Branch [xxx] Designation / Dept: SF-TMT Address: 1 Wallich Street, #12-01 Guoco Tower, Singapore 078881 [xxx] [xxx] [xxx]

28.3 Requirements as to notices

Each Obligor agrees that:

(a) no Finance Party is obliged to investigate the validity of an instruction to confirm it was sent by a person with the relevant authority;

(b) no Finance Party has an obligation to act on incorrect or incomplete instructions or instructions that do not comply with the Finance Documents; and

(c) the Finance Parties may rely on an email address provided by an Authorised Signatory of an Obligor from time to time.

29. Costs and expenses

29.1 Costs and expenses

The Obligors shall pay to the Finance Parties upon demand an amount equal to all costs, losses, expenses (including out of pocket expenses) and other liabilities on a full indemnity basis (including legal expenses on a full indemnity basis, valuation and other consultants expenses and goods and services and similar taxes thereon) incurred or sustained by a Finance Party in connection with:

(a) the negotiation, preparation, signing, delivery and administration of the Finance Documents (such costs to be reasonable and subject to reasonable pre-approved estimates);

(b) the exercise, enforcement or preservation, or the attempted exercise, enforcement or preservation, of any right under any Finance Document, or in suing for or recovering any sum due under any Finance Document; and

(c) the granting of any waiver or consent under, or the giving of any variation or release of any Finance Document (such costs to be reasonable).

29.2 Stamp duty and taxes

The Obligors shall pay all stamp, documentary, transaction, registration and other like duties and taxes (including fines, interest and penalties), if any, which may be payable or determined to be payable in connection with the signing, delivery, registration, performance, exercise of any right under, or enforcement or variation of, any Finance Document, and shall indemnify the Finance Parties against all liabilities in relation to, or resulting from, any delay or omission to pay any such duties or taxes.

29.3 GST

(a) All payments, monetary or non-monetary, made under or in connection with the Finance Documents have been calculated without regard to GST. If any GST is payable on a supply made under or in connection with this agreement and another Finance Document to any Obligor (taxable supply), that Obligor shall pay, without set- off or demand, to the supplier an amount equal to the amount of GST payable in respect of the taxable supply (additional amount) in addition to the consideration that is otherwise payable for that taxable supply. For the avoidance of doubt, the date for payment of the additional amount is the date of first payment for the taxable supply.

(b) Where under, or in connection with this agreement or another Finance Document, a party is required to reimburse or indemnify for an amount, that party will pay the relevant amount less the GST input tax credit which the supplier determines that it, or a member of a GST group of which it is a member, is entitled to claim in respect of that amount.

(c) If an adjustment event arises in respect of a taxable supply, the additional amount will be recalculated to reflect the adjustment event and a payment will be made by the recipient to the supplier or by the supplier to the recipient as the case requires.

(d) Each Obligor jointly and severally indemnifies the supplier of a taxable supply for any additional amount.

30. Evidence of debt

30.1 Maintain accounts

The Facility Agent shall maintain, in accordance with its usual practice, accounts evidencing the amounts from time to time lent by and/or owing to the Facility Agent and each Lender under this agreement.

30.2 Accounts prima facie evidence

In any legal action or proceedings arising out of or in connection with any Finance Document, the entries made in the accounts maintained pursuant to clause 30.1 shall be prima facie evidence of the existence and amounts of the obligations of the Borrowers recorded therein.

30.3 Certificate

The certificate of the Facility Agent or any Lender as to any amount or fact which might reasonably be expected to be within the Facility Agent's or that Lender's knowledge relating thereto shall be prima facie evidence as against the Borrowers of that amount or fact.

30.4 Determination

The determination by the Facility Agent of the Base Rate from time to time for the purposes of this agreement shall, in the absence of manifest, error, be binding upon the Borrowers.

31. Waivers and amendments

31.1 No implied waivers

Time shall be of the essence in relation to any Finance Document but no failure on the part of a Finance Party to exercise, and no delay on its part in exercising, any right, power or remedy under any Finance Document shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

31.2 Notice

The Borrowers shall inform all Finance Parties of any requested amendment or waiver of any provision of a Finance Document and, where such amendment or waiver may be agreed or waived, as the case may be, by the Facility Agent, of any such agreement or waiver by the Facility Agent, together with a copy of that amendment or waiver.

31.3 Amendments

Subject to clause 23 (Amendments and waivers), no amendment to this agreement is effective unless made in writing between all parties to this agreement.

32. Confidentiality

32.1 Confidentiality

Each party agrees to keep confidential and not disclose to any person any information provided under or in connection with the Finance Documents except where such disclosure is:

(a) in the case of the Company to any of its Shareholders and any of their Related Bodies Corporate or any of their officers, employees or directors, any of their legal advisors, auditors, other advisors, shareholders, stakeholders and creditors other than as to the levels of fees and pricing provided by the Lenders and in respect of which the Lenders must consent to the provision of information relating to fees and pricing if such a recipient agrees to receive such information on a confidential basis;

(b) made with the consent of that other party;

(c) necessary for the performance of this agreement or any Finance Document;

(d) required by any law, directive or the rules or policies of any recognised stock exchange (including the Toronto stock exchange) or security regulatory agency;

(e) to its legal advisors, auditors, insurers, other advisors or in the case of a Finance Party, any of its Related Bodies Corporate (including head office/branch and representative offices), and its officers, employees, and directors and any of their legal advisors, auditors, other advisors;

(f) required in connection with the enforcement of any Finance Document or in a proceeding arising out of or in connection with any Finance Document;

(g) in the case of the Facility Agent or the Security Trustee, to the Lenders;

(h) of information which is in or has come into the public domain other than by reason of a breach by a receiving party of its obligation of confidentiality;

(i) of information which is identified in writing as non-confidential by the party providing that information; or

(j) permitted by clause 25.6 (Disclosure) of this agreement.

32.2 Confidentiality of personal information

(a) Subject to paragraph (b) below and without limiting any other provision of this agreement or law (in particular the Privacy Act 1993), all information provided by or on behalf of any Obligor concerning a natural person under or in connection with the Finance Documents (including for the purposes of "know your customer" or similar checks) ("Personal Information") shall be confidential, used only for the purpose for which it was provided and such other purposes as in accordance with personal data protection policies of the Finance Parties and not disclosed other than for the aforementioned purposes except with the prior written agreement of that person to whom the information relates or as required by law or directive.

(b) Where an Obligor has provided Personal Information, it undertakes, represents and warrants to the Finance Parties in relation to such Personal Information that:

(i) it has obtained (and shall maintain) the consent from the relevant natural person; and

(ii) it is authorised to deliver such information for use by the Finance Parties in accordance with paragraph (a) above.

33. General

33.1 Survival

Each of the obligations of the Obligors under clauses 17 (Payments), 18 (Taxes), 24 (Indemnities) and 29 (Costs and expenses) shall survive the payment of all moneys owing under this agreement and the satisfaction of all obligations incurred by the Obligors pursuant to this agreement and any part thereof, and the termination of this agreement. Each indemnity shall constitute a continuing obligation of the Obligors which is separate and independent from its other obligations under this agreement, shall apply irrespective of any indulgence granted by a Finance Party and shall continue in full force and effect despite any judgment, order, claim or proof for a liquidated amount in respect of any sum due under this agreement or any judgment or order.

33.2 Partial invalidity

If at any time any provision of any Finance Document is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that illegality, invalidity or unenforceability shall not affect the ability of the Finance Parties to enforce the remaining provisions hereof nor shall the legality, validity or enforceability of those provisions under the law of any other jurisdiction in any way be affected or impaired thereby.

33.3 Remedies cumulative

The rights, powers and remedies provided in this agreement are cumulative and not exclusive of any rights, powers or remedies provided by law.

33.4 Authority to the Company

(a) Each Guarantor by its execution of this agreement or an Accession Deed under which it becomes a party to this agreement irrevocably:

(i) authorises the Company, on its behalf, to sign any document pursuant to which a Finance Document is amended, modified or supplemented, to give all notices, instructions and other communications under or in connection with the Finance Documents, and to make any agreements, undertakings, settlements or waivers capable of being given or made by any Obligor notwithstanding that they may affect that Obligor without, in any case, further reference to or the consent of that Obligor; and

(ii) appoints the Company as its attorney to do all things referred to in this clause 33.4.

(b) Every amendment, notice, instruction or other communication, agreement, undertaking, settlement or waiver given or made by the Company under or in connection with the Finance Documents (whether or not known to any other Obligor and whether occurring before or after any other Obligor became an Obligor under this agreement), will be binding for all purposes on all other Obligors as if the other Obligors had expressly concurred with it.

(c) In the event of any inconsistency between any notice, instruction or other communication of the Company and that of any other Obligor, the Lender will be taken to have received only the notice, instruction or other communication of the Company.

33.5 Counterparts

This agreement may be executed in any number of counterparts, all of which shall together constitute one and the same instrument, and any of the parties hereto may execute this agreement by signing any such counterpart. Once the parties have executed the counterparts, and delivered or transmitted by email to the other parties the signed execution page of the counterpart copy executed by them, each counterpart is deemed to be as valid and binding on the party executing it as if it had been executed by all the parties.

33.6 Contractual recognition of bail-in

Notwithstanding any other term of any Finance Document or any other agreement, arrangement or understanding between the Parties, each Party acknowledges and accepts that any liability of any Finance Party to any other Party under or in connection with the Finance Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a) any Bail-In Action in relation to any such liability, including (without limitation):

(i) a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(ii) a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

(iii) a cancellation of any such liability; and

(b) a variation of any term of any Finance Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

34. Governing law

34.1 Governing Law

This agreement shall be governed by and construed in accordance with the laws of New Zealand.

34.2 Submission to jurisdiction

The Obligors agree that any legal action or proceedings arising out of or in connection with any Finance Document ("proceedings") may be brought in the courts of New Zealand and irrevocably submits to the non-exclusive jurisdiction of those courts.

34.3 Non-exclusive jurisdiction

Nothing contained in this clause shall limit the right of a Finance Party to take proceedings against any Obligor in any other court of competent jurisdiction, nor will the taking of proceedings in one or more jurisdictions preclude the taking of proceedings in any other jurisdiction, whether concurrently or not.

34.4 Waiver of objection

The Obligors irrevocably waive any objection which it may have now or hereafter to such courts being nominated as the forum to hear and determine any proceedings, and to settle any disputes, which may arise out of or in connection with any Finance Document, and any claim that any such court is not a convenient or appropriate forum.

34.5 Waiver of immunity

The Obligors irrevocably agree that no immunity (to the extent that it may at any time exist) from suit or from attachment (whether in aid of execution, before judgment, or from any other legal process) will be claimed by it or on its behalf or in relation to its assets, any such immunity being hereby irrevocably waived. Each Obligor irrevocably agrees that it and its assets are, and will be, subject to any proceedings, attachment or execution in relation to its obligations under any Finance Document.

34.6 Consent to enforcement

The Obligors irrevocably and generally consent in relation to any proceedings to the giving of any relief or the issue of any process in connection with those proceedings, including the making, enforcement or execution against any assets whatever of any order or judgment which may be given in those proceedings.

Execution

[Execution blocks have been deliberately omitted]

Schedule 1: Guarantors

Schedule 2: Lenders

Lender	Address, facsimile number and designated persons	Facility A Commitment	Facility B Commitment	Facility C Commitment	Total	Status (Non-Acceptable L/C Lender?)
Bank of New Zealand	80 Queen Street Auckland New Zealand [xxx] [xxx] [xxx] [xxx] [xxx]	[xxx]	[xxx]	[xxx]	[xxx]	[xxx]
ING Bank N.V., Singapore Branch	1 Wallich Street #12-01 Guoco Tower Singapore 078881 [xxx] [xxx] [xxx] [xxx] [xxx]	[xxx]	[xxx]	[xxx]	[xxx]	[xxx]
Hamburg Commercial Bank AG	Hamburg Commercial Bank Gerhart-Hauptmann-Platz 50 20095 Hamburg Germany [xxx] [xxx] [xxx] [xxx] [xxx]	[xxx]	[xxx]	[xxx]	[xxx]	[xxx]

Information relating to the lenders' individual commitments redacted

Schedule 3: Conditions Precedent

1. Director's Certificates: A Director's Certificate given by a director of each Obligor which is party to the Finance Documents attached the documents, if any, referred to in that certificate.

2. Finance Documents: Originals of the Finance Documents required by the Facility Agent to be entered into prior to Financial Close, each duly executed by all parties to them.

3. Know your customer: All information, documentation and other evidence which the Lender may require in order to carry out "know your customer" or similar checks under applicable laws and regulations relating to anti-money laundering, terrorist financing and economic and trade sanctions in connection with the transactions contemplated by the Finance Documents.

4. Security: Confirmation that the Security Trustee has

(i) registered all required financing statements (as determined in the Security Trustee's sole discretion) on the Personal Property Securities Register in relation to the security interests under the Security Documents, and

(ii) (in the case of any security covering real property (if any)) registered such security with LINZ).

5. Share Register notation: Originals of each share certificate relating to shares that are subject to the Transaction Security (if any have been issued), and evidence that the share register of each member of the Controlled Group over whose shares security has been taken records the interest of the Finance Parties in respect of such shares (so as to achieve possession in terms of section 18 of the PPSA) and all share transfer forms duly executed by the relevant Obligor in blank in relation to the assets subject to or expressed to be subject to the Transaction Security and other documents of title, in each case as required to be provided under the Security Documents.

6. Legal Opinion: Customary legal opinions in respect of the Finance Documents and in respect of the Original Obligors.

7. Financial Statements: A copy of the audited financial statements of the Group for the three preceding Financial Years.

8. Fees and funds flow statement: Payment of all fees and expenses that are then due and payable under the Finance Documents or evidence that such fees and expenses will be paid on the first Utilisation Date, together with a funds flow statement.

9. Existing Finance Debt: Evidence that all (i) Finance Debt under the Existing Facility Agreement has, or will be (contemporaneous with the initial Advances under the Facilities, in each case be repaid in full and irrevocably cancelled (which evidence may be in the form of the initial Utilisation Request in relation to Facility A, and (ii) security securing any Secured Money (as defined in the Existing Facility Agreement) will be released contemporaneous with the initial Advances under the Facilities.

10. Searches: A copy of New Zealand Companies Office and Personal Property Securities Register search results in relation to each Original Obligor.

11. Insurance: insurance policies over which security has been granted, and the noting of the Security Trustee's interest in the relevant policies.

Schedule 4: Form of Director's Certificate

To: Bank of New Zealand (in its capacity as Facility Agent and Security Trustee)

 lNG Bank N.V., Singapore Branch (in its capacity as Mandated Lead Arranger)

 DLA Piper

I, [•], a director of [•] (Company), certify as follows:

1. Board resolutions

1.1 The board of directors of the Company (Board) has passed all necessary resolutions to:

(a) approve the transactions (Transactions) contemplated by the document[s] listed in the schedule (Document[s]), and the Document[s] [themselves] [itself];

(b) authorise signing of the Document[s] by or on behalf of the Company in the manner in which [they have] [it has] actually been signed[; and

(c) authorise the persons specified in paragraph 9 to give any notices and other communications, and take any other action required, under or in connection with the Document[s] on behalf of the Company].

1.2 The resolutions were duly passed [Option 1: in writing signed by [all of] the directors of the Company [entitled to receive notice of a meeting of the Board].Option 2: at a meeting of the Board which was properly convened and in respect of which all quorum requirements were duly observed.]

1.3 The resolutions remain in full force and effect.

2. Directors' self interested transactions

2.1 [Option 1: To the best of my knowledge and belief after making due enquiry [of each other director (as that term is defined in section 126 of the Companies Act 1993 (Act)) of the Company], none of the directors (as so defined) of the Company has an interest (as that term is defined in section 139 of the Act) in the Transactions.

2.2 Option 2: After making due enquiry, it has been determined that one or more of the Company's directors (as that term is defined in section 126 of the Companies Act 1993 (Act)) is, or may be, interested (as that term is defined in section 139 of the Act) in the Transactions and such interests have been entered in the interests register accordingly. The Transactions have been disclosed to all shareholders of the Company.]

2.3 All of the Company's entitled persons have agreed in writing (pursuant to section 107(3) of the Act) to the Company's entry into and performance of the Document[s] and the Transactions (so that nothing in sections 140 and 141 of the Act will apply to the Transactions).

2.4 In approving the Document[s] and the Transactions, the Board, after taking into account all relevant factors, is of the view that the Company is receiving or will receive fair value under them.

3. Corporate Benefit

3.1 In approving the Document[s] and the Transactions, the Board, after taking into account all relevant factors, is of the view [Option 1: that the Company's entry into and performance of the Document[s] and the Transactions is in the best interests of the Company. Option 2: (pursuant to an express provision in the constitution of the Company) that the Company's entry into and performance of the Document[s] and the Transactions is in the best interests of the Company's Holding Company [and as the Company is not a wholly owned subsidiary of the Company's holding Company the prior agreement to the Company's entry into and performance of the Document[s] and the Transactions has been obtained from all of the Company's shareholders, other than that Holding Company].]

4. Shareholder resolutions

4.1 [Option 1: It has been determined that the Transactions are a "Major Transaction" for the purposes of section 129 of the Act. Accordingly [all of] the shareholders of the Company have by special resolution:

(a) approved the Document[s] and the Transactions; and

(b) confirmed, approved and ratified the resolutions of the Board referred to above.

4.2 Option 2: It has been determined that the Transactions do not constitute a "Major Transaction"

for the purpose of section 129 of the Act.]

5. Due Execution

5.1 [Each of the][The] Document[s] has been properly signed and delivered by the Company.

6. Solvency

6.1 I am not aware of any liquidation proceedings which have been commenced against the Company by any person, or which are intended or anticipated by the Company.

6.2 [Option 1: Having taken into account all relevant factors [(including in the case of a guarantee all rights of contribution and subrogation to which the Company would be entitled if called upon to perform its obligations and the solvency of the guaranteed and guaranteeing parties)] I am of the view that the value of the consideration or benefit received, or to be received, by the Company under the Transactions is not less than the value of the consideration provided, or to be provided, by the Company.

6.3 Option 2: After making due enquiry, I am of the view that the Company:

(a) is able to pay its due debts;

(b) will be able to perform its obligations under the Document[s] and the Transactions when required to do so;

(c) will not become unable to pay its due debts as a result of the Document[s] and the Transactions; and

(d) if the Transactions involve a disposition of property, is not a person to whom any of the criteria in section 346(2) of the Property Law Act 2007 applies.]

7. Financial Assistance

7.1 [Option 1: The Transactions do not include or involve any provision by the Company (directly or indirectly) of financial assistance in connection with the acquisition of a share issued or to be issued by the Company or its Holding Company.

7.2 Option 2: The Transactions do include or involve the provision by the Company (directly or indirectly) of financial assistance in connection with the acquisition of a share issued or to be issued by the Company or its Holding company. Accordingly, all of the entitled persons in relation to the Company have agreed in writing (pursuant to section 107(1)(e) of the Act) to the Company's entry into and performance of the Documents and the Transactions (so that nothing in sections 76 to 80 of the Act will apply to the Transactions).

7.3 Prior to the provision of the financial assistance, the Board, after taking into account all relevant factors, resolved that it is satisfied on reasonable grounds that the Company would, immediately after the giving of the financial assistance, satisfy the solvency test as set out in section 4, as modified by section 108(5), of the Act.

7.4 Those directors of the Company who voted in favour of the giving of financial assistance have signed a certificate stating that, in their opinion, the Company will, immediately after the financial assistance is given, satisfy the solvency test as set out in section 6, as modified by section 108(5), of the Act.

7.5 As far as I am aware, at no time since the passing of the resolution referred to in paragraph 6.2 has the Board, or any director of the Company, ceased to be satisfied that the Company will satisfy the solvency test immediately after the giving of the financial assistance.]

8. Constitution

8.1 [Option 1: The Company does not have a constitution. Option 2: The copy of the constitution of the Company held on its records as maintained on the Companies Office website as at the date of this certificate is complete and includes all alterations to date.]

9. Authorisations

9.1 All consents and other authorisations required by the Company in connection with the entry into, execution and performance of the Documents and the Transactions have been obtained on an unconditional and unqualified basis and remain in full force and effect.

10. [Authorised Signatories

10.1 The following are the true signatures of the persons who have been authorised ([any one of them acting alone][any two of them acting together]) to give any notices and other communications, and to take any other action required, under or in connection with the Document[s] on behalf of the Company.

Name	Position	Signature

Date:

Signed:

Schedule 5: Form of Utilisation Requests

Part I - Advances

From:  [Borrower]

To: Bank of New Zealand as Facility Agent

Facilities agreement between, amongst others, [Two Degrees Holdings Limited] and Bank of New Zealand dated [●] 2018 (as amended and restated from time to time) (Facilities Agreement)

1.1 Terms defined in the Facilities Agreement shall have the same meaning in this notice. This is a Utilisation Request.

2.1 [We request you to make us an Advance of NZ$ on [Utilisation Date] and to credit the proceeds of the Advance to [our account with [name of bank and branch] numbered [account number]. The Advance is to be made from [Facility [A / B / C] / the Accordion Facility].

3.1 We select [period] as the duration of the [first] Interest Period in respect of the Advance.

4.1 [In relation to an Advance under Facility C only] We select [date] as the [Repayment Date] for the Advance.

5.1 We confirm that:

(a) no Event of Default or Potential Event of Default has occurred and is continuing, or will occur as a result of making the Advance;

(b) [In relation to an Advance under Facility B only] the Company is in compliance with the financial covenants set out in clause 14.3(c) of the Facilities Agreement and the Company will remain in compliance with those financial covenants immediately after the Advance is made;

(c) the representations and warranties contained in clause 13 of the Facilities Agreement, if repeated on today's date with reference to the circumstances existing on today's date, would be true and accurate in all respects; and

(d) there is no subsisting breach of any of the undertakings contained in clause 14 of the Facilities Agreement.

Dated: [•]

[•] by:

Authorised signatory	Authorised signatory

Part II - Letters of Credit

From:  [Borrower]

To: [Issuing Bank/Facility C Lender] as Issuing Bank (Issuing Bank)

And to: Bank of New Zealand as Facility Agent

Facilities agreement between, amongst others, [Two Degrees Holdings Limited] and Bank of New Zealand dated [●] 2018 (as amended and restated from time to time) (Facilities Agreement)

1.1 Terms defined in the Facilities Agreement shall have the same meaning in this notice.  This is a Utilisation Request.

2.1 We wish to arrange for a Letter of Credit to be issued by the Issuing Bank specified below on the following terms:

Issuing Bank: [●]

Proposed Utilisation Date:[●] (or, if that is not a Business Day, the next Business Day)

Currency and Amount: [●] or, if less, the Available Commitment in relation to Facility C

Beneficiary: [●]

Term: [●]

Underlying contract in respect of which Letter of Credit issued: [●]

Delivery instructions:              [●]

3.1 We confirm that each condition specified in 7.5(b) (Issue of Letters of Credit) of the Agreement is satisfied on the date of this Utilisation Request.

4.1 We attach a copy of the proposed Letter of Credit.

5.1 We confirm that:

(e) no Event of Default or Potential Event of Default has occurred and is continuing, or will occur as a result of the Utilisation;

(f) the representations and warranties contained in clause 13 of the Facilities Agreement, if repeated on today's date with reference to the circumstances existing on today's date, would be true and accurate in all respects; and

(g) there is no subsisting breach of any of the undertakings contained in clause 14 of the Facilities Agreement.

Dated: [•]

[•] by:

Authorised signatory	Authorised signatory

Schedule 6: Form of Compliance Certificate

To: Bank of New Zealand as Facility Agent

Facilities agreement between, amongst others, [Two Degrees Holdings Limited] and Bank of New Zealand dated [●] 2018 (as amended and restated from time to time) (Facilities Agreement)

(a) This certificate is given to you pursuant to clause 14.1(a) of the Facilities Agreement. All terms used in this certificate which are defined in the Facilities Agreement have the same meaning in this certificate.

(b) For the purposes of this certificate the Test Date is [insert date].

(c) I certify on behalf of the directors of the Company that to the best of my knowledge and belief, having made due enquiry:

(i) the covenants and ratios detailed in appendix A (comparing actual performance to the financial covenant) is shown in, or derived from, [the consolidated financial statements of the Guaranteeing Group as at the Test Date] OR [the quarterly management accounts of the Guaranteeing Group as at the Test Date], adjusted, where appropriate, in accordance with the provisions of the Facilities Agreement and are true and correct in all respects;

(ii) during the period from the Test Date to the date of this certificate, no event or circumstances have occurred or exist which have a material adverse effect on the consolidated financial condition or business of the Guaranteeing Group or the Group; and

(iii) no Event of Default, Potential Event of Default or Event of Review is subsisting[.][ except as follows: [insert details of default], and I have taken/propose the following remedial action [insert action].

(d) [I provide the following details relating to breaches of the covenants and ratios detailed in appendix A (if any) and how such breaches were remedied: [insert details] ].

Dated: [•]

[•] by:

__________________________________
  Director

Appendix A to Compliance Certificate

Financial Covenant (clauses 14.3(a))	Required Performance	Actual Performance
Total Interest Coverage Ratio (clause 14.3(a))	> 3.00	[insert]
Net Leverage Ratio (clause 14.3(b))	< [3.00] [2.75] [2.50]	[insert]
Capital Expenditure (clause 14.3(c))**	[insert]	[insert]
Free Cash Flow (clause 14.2(a))**	n/a	[insert]

Total Interest Coverage Ratio	[insert]
EBITDA: Consolidated earnings of the Guaranteeing Group (a) (b) (c) (d) (e) (f) (g) (h) (i)	[insert] [insert] [insert] [insert] [insert] [insert] [insert] [insert] [insert] [insert] [insert]
Total Interest Expense	[insert]
Net Leverage Ratio	[insert]
Net Debt	[insert]
EBITDA	[insert]
Capital Expenditure:**	[insert]
(i) (ii) (iii)	[insert] [insert] [insert]
Free Cash Flow:**	[insert]
EBITDA	[insert]
(a) (b) (c) (d) (e) (f) (g) (g)(i) (g)(ii) (h) (i) (j) (k)	[insert] [insert] [insert] [insert] [insert] [insert] [insert] [insert] [insert] [insert] [insert] [insert] [insert]

** These computations only need to be made in the Compliance Certificate given in relation to the end of each Financial Year and Financial Half-Year

Schedule 7: Form of Transfer Certificate

(Clause 25.4)

Certificate dated:

Parties

[●] (Transferee) whose address, facsimile number and designated person are set out below

[●] (Transferring Lender) being a Lender for the purposes of the Facilities Agreement

Bank of New Zealand (Facility Agent) for itself and on behalf of the other parties to the Facilities Agreement

Bank of New Zealand (Security Trustee) for itself and on behalf of the other parties to the Security Trust and Subordination Deed

Introduction

This certificate is a Transfer Certificate for a Commitment of NZ$[●] relating to a facilities agreement dated [              ] 2018 (as amended and restated from time to time) (the Facilities Agreement) between, among others, [Two Degrees Holdings Limited], the banks and financial institutions named in the Facilities Agreement as initial Lenders, and Bank of New Zealand as Facility Agent.

It is agreed

1. Definitions

1.1 Terms defined in the Facilities Agreement shall have the same meaning in this certificate.

1.2 In this certificate:

Transferred Rights and Obligations means the rights of and the obligations to be performed by, the Transferring Lender in its capacity as:

(h) a Lender under the Facilities Agreement; and

(i) a Lender [and a [Security Trustee]/[Hedging Bank]/[Transactional Bank]/[Ancillary Bank] under the Security Trust and Subordination Deed,

which rights and obligations cease under clause 2 of this certificate and are to be assumed by the Transferee.

Transferred Commitment means the Commitment of the Transferring Lender (or such part of that Commitment) as will be assumed by the Transferee hereunder), namely NZ$[●].

Transfer Date means the later of [●] and the date on which cash consideration is paid by the Transferee to the Transferring Lender.

2. Transfer

2.1 The Transferring Lender shall cease to be entitled to its rights and to be bound by its obligations relating to the Transferred Commitment with effect from the Transfer Date, but shall remain entitled to such rights and bound by such obligations as may have accrued up to the Transfer Date.

2.2 With effect from the Transfer Date:

(a) the Transferee and each of the parties to the Facilities Agreement shall assume obligations towards each other and acquire rights against each other which are identical to the Transferred Rights and Obligations except in so far as the obligations so assumed and rights so acquired relate to the identity of or location of the Transferee and not to the identity of or location of the Transferring Lender;

(b) the Transferee shall be deemed to be a party to the:

(i) Facilities Agreement, which shall apply as if it were a Lender, with a Commitment equal to the Transferred Commitment;

(ii) Security Trust and Subordination Deed, which shall apply if it were a Lender [and a [Security Trustee]/[Hedging Bank]/[Transactional Bank]/[Ancillary Bank]; and

(iii) schedule 2 of the Facilities Agreement shall be deemed to be amended accordingly.

2.3 [The Transferee confirms that it [is]/[is not] a Non-Acceptable L/C Lender.] [Note: To be included for a transfer that includes a Facility C Commitment]

3. Independent investigation

3.1 The Transferee acknowledges that:

(a) it has received a copy of the Facilities Agreement and the Security Trust and Subordination Deed together with such other documents and information as it has required in connection with this transaction and that it has not relied and will not hereafter rely on the Transferring Lender or any other party to the Facilities Agreement or the Security Trust and Subordination Deed to check or enquire on its behalf into the legality, validity, effectiveness, adequacy, accuracy or completeness of any such documents or information; and

(b) it has not relied and will not rely on the Transferring Lender or any other party to the Facilities Agreement or the Security Trust and Subordination Deed to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Borrowers or of any other party to the Facilities Agreement or the Security Trust and Subordination Deed.

3.2 The Transferring Lender makes no representation or warranty and assumes no responsibility with respect to the legality, validity, effectiveness, adequacy or enforceability of the Facilities Agreement, the Security Trust and Subordination Deed or any document relating thereto and assumes no responsibility for the financial condition of the Borrowers or any other party to the Facilities Agreement or the Security Trust and Subordination Deed or for the performance and observance by the Borrowers or any other such party of any of its obligations under the Facilities Agreement, the Security Trust and Subordination Deed or any document relating thereto and any and all such representations and warranties, and all conditions, whether express or implied by law or otherwise, are hereby excluded.

4. Payments

4.1 The Transferring Lender and the Transferee acknowledge and confirm that they will make directly between themselves such payments and adjustments as they may agree amongst themselves with respect to accrued interest, costs and other amounts attributable to the Transferred Commitment prior to the Transfer Date.

4.2 The Transferee shall pay to the Facility Agent on the date of this certificate a fee of [xxx].

5. Notices

5.1 The Transferee's initial address, facsimile number and designated person for notices under the Facilities Agreement and the Security Trust and Subordination Deed are as follows:

Address: Facsimile No: Attention:

Settlement instructions:

5.2 The Transferee's account information for fees and interest:

Lender Settlement instructions for NZ$ - Principal and Interest

NZ$
Account Name
Account number
IBAN NUMBER
Correspondent Bank

Lender Settlement instructions for NZ$ - Fees

NZ$
Account Name
Account number
IBAN NUMBER
Correspondent Bank

6. Accession

6.1 With effect from and including the date of this certificate the Transferee, for the benefit of each other party or person who is or becomes party to the Facilities Agreement or the Security Trust and Subordination Deed, agrees that it will be bound by the:

(a) Facilities Agreement as a Lender as if it had been party originally to the Facilities Agreement in that capacity;

(b) Security Trust and Subordination Deed as a Lender [and a [Security Trustee]/[Hedging Bank]/[Transactional Bank]/[Ancillary Bank]] as if it had been party originally to the Security Trust and Subordination Deed in that capacity; and

(c) special conditions (if any) set out in the annexure to this certificate as if those were terms of the Facilities Agreement and/or Security Trust and Subordination Deed,

so that (among other things) the Transferee acquires the rights, and assumes and agrees to perform all of the obligations, of a Lender under the Facilities Agreement and a Lender [and a [Security Trustee]/[Hedging Bank]/[Transactional Bank]/[Ancillary Bank]] under the Security Trust and Subordination Deed.

7. Governing Law

This certificate shall be governed by and construed in accordance with the laws of New Zealand, and the parties hereby submit to the non-exclusive jurisdiction of the courts of New Zealand.

8. Counterparts

This certificate may be executed in any number of counterparts, all of which shall together constitute one and the same instrument, and any of the parties hereto may execute this certificate by signing any such counterpart.

Execution

Transferring Lender

______________________________________________

[●]

Transferee

______________________________________________

[●]

Countersigned by the Facility Agent for itself and on behalf of the other parties to the Facilities Agreement (but without any responsibility or liability except as expressly provided in clause 25.4 of the Facilities Agreement) and the Security Trustee for itself.

Facility Agent

______________________________________________

Bank of New Zealand in its capacity as Facility Agent

Security Trustee

______________________________________________

Bank of New Zealand in its capacity as Security Trustee

ANNEXURE

Schedule 8: Group Structure Diagram

Two Degrees Group Structure Diagram

Tesbrit B.V.
Trilogy International New Zealand LLC
Pacific Custodians (New Zealand) Limited
26.7082%
73.2164%
0.0753%
Two Degrees Investments Limited
Guarantors and Obligors
Two Degrees Holdings Limited
TDRG Limited
Two Degrees Mobile Limited
Two Degrees New Zealand Limited
TDNG No. 1 Limited
NZ Communications Trustee Limited
Two Degrees Networks Limited
33.3333%
Rural Connectivity Group Limited
All Group Companies are wholly-owned, unless otherwise noted.
Note that the Chief Strategy Officer and General Counsel of Two Degrees Mobile Limited also hold two nominee companies on bare trust for Two Degrees Mobile Limited which are not represented on this diagram.
Holding Company
Operating Company
Employee Share Scheme Trustee / Custodian

Schedule 9: Form of Accession Deed

Deed dated [•]

Party

[•] (New Party)

It is agreed as follows:

1. Definition and Interpretation

In this document, unless the context requires otherwise, words and expressions defined, and references construed, in the Facilities Agreement (as defined below) and not otherwise defined or construed in this document have the same meanings and constructions when used in this document.

Facilities Agreement means the document so entitled dated [●] 2018 (as amended and restated from time to time) between, among others, Bank of New Zealand as Facility Agent, [Two Degrees Holdings Limited] and Bank of New Zealand as the Security Trustee.

2. Accession

With effect from and including the date of this document the New Party, for the benefit of each other party to the Facilities Agreement and the Security Trust and Subordination Deed:

(a) agrees to become and does become a [Guarantor][Borrower][Guarantor, Borrower] and Obligor under the Facilities Agreement and the Security Trust and Subordination Deed as if originally included in and named in the Facilities Agreement and the Security Trust and Subordination Deed as such; and

(b) agrees to be bound and is bound by the Facilities Agreement and the Security Trust and Subordination Deed in [that capacity][those capacities], so that (among other things) the New Party acquires the rights, and assumes and agrees to perform all of the obligations, of a [Guarantor][Borrower][Guarantor, Borrower] and Obligor under the Facilities Agreement and the Security Trust and Subordination Deed.

3. Supplemental Deed

For the purposes of section 14 of the Property Law Act 2007, the parties to this document acknowledge that this document is supplemental to the Facilities Agreement and the Security Trust and Subordination Deed.

4. No Event of Default

The Company confirms that no Event of Default or Potential Event of Default is continuing or would result from the New Party becoming a [Guarantor][Borrower][Guarantor, Borrower] and Obligor.

5. Attorney

The New Party irrevocably appoints the Company as its attorney on the basis set out in clause 33.4 of the Facilities Agreement.

6. Documents

The New Party confirms that it has received:

(a) a copy of the Facilities Agreement and the Security Trust and Subordination Deed; and

(b) all other documents and information it requires in connection with this document and the Finance Documents.

7. Notices

For the purposes of the Facilities Agreement and the Security Trust and Subordination Deed, the address for correspondence of the New Party is the address set out below:

[•]

8. Contract and Commercial Law Act 2017

For the purposes of the Contract and Commercial Law Act 2017, the New Party acknowledges and declares that its obligations under this document constitute promises which are intended to confer benefits enforceable by each Finance Party, each other Obligor and each party to the Security Trust and Subordination Deed.

9. Counterparts

This document may be executed in any number of counterparts, all of which shall together constitute one and the same instrument, and any of the parties hereto may execute this agreement by signing any such counterpart.

10. Law

This document is governed by and must be construed according to the laws of New Zealand.

Executed as a deed.

[To be signed as a deed by the New Party]

Company

___________________________________________
[Two Degrees Holdings Limited]

Security Trustee

___________________________________________
Bank of New Zealand in its capacity as Security Trustee

Schedule 10: Form of Resignation Deed

Deed dated [•]

Party

[•] (Resigning Party)

It is agreed as follows:

1. Definition and Interpretation

In this document, unless the context requires otherwise, words and expressions defined, and references construed, in the Facilities Agreement (as defined below) and not otherwise defined or construed in this document have the same meanings and constructions when used in this document and:

Facilities Agreement means the document so entitled dated [●] 2018 (as amended and restated from time to time) between, among others, Bank of New Zealand as Facility Agent, [Two Degrees Holdings Limited] and Bank of New Zealand as the Security Trustee.

2. Release

With effect from and including the date of this document the Resigning Party shall be unconditionally and irrevocably released from all of its obligations as a [Guarantor][Borrower][Guarantor, Borrower and Obligor] under the Facilities Agreement and the Security Trust and Subordination Deed.

3. No Event of Default

The Company confirms that:

(a) no Event of Default or Potential Event of Default is continuing or would result from the Resigning Party ceasing to be a [Guarantor][Borrower][Guarantor, Borrower and Obligor]; and

(b) [where the Resigning Party is also a Guarantor, its obligations in its capacity as Guarantor continue to be legal, valid, binding and enforceable and in full force and effect and the amount guaranteed by it as a Guarantor is not decreased as a result of its resignation as a Borrower.]

4. Supplemental Deed

For the purposes of section 14 of the Property Law Act 2007, the parties to this document acknowledge that this document is supplemental to the Facilities Agreement and the Security Trust and Subordination Deed.

5. Contract and Commercial Law Act 2017

For the purposes of the Contract and Commercial Law Act 2017, the Company acknowledges and declares that its obligations under this document constitute promises which are intended to confer benefits enforceable by each other party to the Facilities Agreement and the Security Trust and Subordination Deed.

6. Counterparts

This document may be executed in any number of counterparts, all of which shall together constitute one and the same instrument, and any of the parties hereto may execute this agreement by signing any such counterpart.

7. Law

This document is governed by and must be construed according to the laws of New Zealand.

Executed as a deed.

[To be signed as a deed by the Resigning Party]

Company

________________________________________
[Two Degrees Holdings Limited]

Security Trustee

________________________________________
Bank of New Zealand in its capacity as Security Trustee

Schedule 11: [NOT USED]

Schedule 12: Selection Notice

To: Bank of New Zealand as Facility Agent

Facilities Agreement between, among others, [Two Degrees Holdings Limited] and Bank of New Zealand dated [●] 2018(as amended and restated from time to time) (Facilities Agreement)

11. Particulars of [each/the] Advance requested are as follows:

Principal amount (NZ$)	[Facility A][Facility B][Accordion Facility]	Interest Period
[*] [*]	[*] [*]	[*] [*]

NOTE: Amounts and length of Interest Periods to comply with the Facilities Agreement.

2. We represent and warrant to each Finance Party on behalf of each Obligor as follows:

a) [(Except as disclosed in paragraph [●]] the representations and warranties in the Facilities Agreement are true as though they had been made at the date of this Selection Notice and the first day of the Interest Period specified above in respect of the facts and circumstances then subsisting.

b) [Except as disclosed in paragraph [●] no Event of Default or Potential Event of Default subsists or will result from the drawing or continuation of the [Advance/Advances].

c) Details of the exceptions to paragraphs (a) and [●] are as follows:

d) [*] and we[have taken/propose] the following remedial action: [*].

e) All necessary Authorisations for the provision of each Advance have been obtained and are in full force and effect.

Definitions in the Facilities Agreement apply in this Selection Notice.

On behalf of [*]

By: [Authorised officer]

DATED [*]

Schedule 13: Form of Accordion Facility Notice

To: Bank of New Zealand as Facility Agent

From:  [●] as the Company and the entities listed in the Schedule as Accordion Lenders[and/or] [Accordion Accession Lenders] (the Accordion Lenders)

Dated:

Facilities agreement between, amongst others, [Two Degrees Holdings Limited] and Bank of New Zealand dated [●] 2018 (as amended and restated from time to time) (Facilities Agreement)

1. We refer to the Facilities Agreement. This is an Accordion Facility Notice. This Accordion Facility Notice shall take effect as an Accordion Facility Notice for the purposes of the Facilities Agreement. Terms defined in the Facilities Agreement have the same meaning in this Accordion Facility Notice unless given a different meaning in this Accordion Facility Notice.

2. We refer to clause 2.5 of the Facilities Agreement.

3. We request the establishment of an Accordion Facility with the following Accordion Facility Terms:

(a) Accordion Facility name:

[Two Degrees [●]-[●] Accordion Facility].

(b) Total Accordion Facility Commitments (the Accordion Facility Commitment of each Accordion Lender is provided for in the schedule):

[●].

(c) Margin:

 [●].

(d) Level of commitment fee payable pursuant to clause 10.2 (Commitment fee) of the Facilities Agreement in respect of the Accordion Facility:

[●].

(e) Borrower(s) to which the Accordion Facility is to be made available:

 [●].

(f) Purpose(s) for which all amounts borrowed under the Accordion Facility shall be applied:

 [Include as provided for in clause 2.5].

(g) Availability Period:

 [●].

(h) Accordion Facility Additional Conditions Precedent:

[●].

(i) The number of Advances which may be outstanding at any time for the purposes of clause 6.6:

 [●].

(j) The repayment, prepayment and cancellation terms for that Accordion Facility:

 [●].

(k) Final Repayment Date:

 [●].

4. The proposed Establishment Date is [●].

5. The Company confirms that:

(a) the Accordion Facility Terms set out above comply with clauses 2.5 and 2.8 of the Facilities Agreement.

(b) each condition specified in 2.7 of the Facilities Agreement is satisfied on the date of this Accordion Facility Notice.

6. Each Accordion Lender agrees to assume and will assume all of the obligations corresponding to the Accordion Facility Commitment set opposite its name in the schedule as if it had been an initial Lender under the Facilities Agreement and an Initial Lender under the Security Trust and Subordination Deed in respect of that Accordion Facility Commitment on the terms and as provided for in the Facilities Agreement and schedule 2 of the Facilities Agreement shall be deemed to be amended accordingly.

7. On the Establishment Date each Accordion Lender becomes party to the relevant Finance Documents as a Lender; and

8. This Accordion Facility Notice is irrevocable.

9. This Accordion Facility Notice may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Accordion Facility Notice.

10. This Accordion Facility Notice is governed by New Zealand law.

11. This Accordion Facility Notice has been entered into on the date stated at the beginning of this Accordion Facility Notice.

Note:    The execution of this Accordion Facility Notice may not be sufficient for each Accordion Lender to obtain the benefit of the Security Documents in all jurisdictions. It is the responsibility of each Accordion Lender to ascertain whether any other documents or other formalities are required to obtain the benefit of the same in any jurisdiction and, if so, to arrange for execution of those documents and completion of those formalities.

THE SCHEDULE

Name of Accordion Lender Accordion Facility Commitment

Execution

The Company

______________________________________________
[Two Degrees Holdings Limited]

[Accordion Lender

______________________________________________
[●]]

[Accordion Accession Lender

______________________________________________
[●]]

Countersigned by the Facility Agent for itself and on behalf of the other parties to the Facilities Agreement (but without any responsibility or liability except as expressly provided in clause 25.4 of the Facilities Agreement) and the Security Trustee for itself.

Facility Agent

______________________________________________
Bank of New Zealand in its capacity as Facility Agent

Security Trustee

______________________________________________
Bank of New Zealand in its capacity as Security Trustee

Schedule 14: Agreed White List

Aberdeen Asset Management
Accident Compensation Corporation and funds managed by it
Allianz
Arkkan Capital
Australian Super and funds managed by it
Aviva
AXA
BOT Lease
Canada Pension Plan Investment Board
Cathay Life
Chailease Finance
Challenger and funds managed by it
Clifford Capital
Colonial First State and funds managed by it
Dai Ichi Life
Eastspring
First State Super and funds managed by it
Future Fund and funds managed by it
GIC Asset Management
Hana Financial Investment
Hastings Funds Management or Funds Managed by it
Hitachi Capital
HPS Investment Partners
Infradebt and funds managed by it
Infrastructure Capital Group and funds managed by it
Intermediate Capital Group
JA Mitsui Lease
Manulife and funds managed by it
Mass Mutual and funds managed by it (Barings)
Mertiz securities
Metlife and funds managed by it
Metric Capital Partners and funds managed by it
Metrics Credit Partber
NEC Capital
New Zealand Superannuation Fund and funds managed by it
NH Life
Nikko Asset Management
NZ Super and funds managed by it
Partners Group and funds managed by it
Perpetual
PGIM
Prudential Group and funds managed by it
QBE Insurance and funds managed by it
QIC and funds managed by it
REST and funds managed by it
Samsung Life
Sankaty and funds managed by it

SC Lowy
Sun Life Finance Asia
Taiwan Life
Tanarra Capital Partners
Tokyo Century Lease
UniSuper and funds managed by it
VFMC and funds managed by it
Westbourne and funds managed by it

EXECUTION VERSION

EXECUTION

Executed as a deed

Two Degrees Holdings Limited as Company and Guarantor by:

....	....
Signature of director	Signature of director
Erik Mickels	K. Vorgang
Name of director (print)	Name of director (print)

Two Degrees Mobile Limited as Borrower and Guarantor by:

....	....
Signature of director	Signature of director
Erik Mickels	K. Vorgang
Name of director (print)	Name of director (print)

Two Degrees New Zealand Limited as Borrower and Guarantor by:

....	....
Signature of director	Signature of director
Erik Mickels	K. Vorgang
Name of director (print)	Name of director (print)

5831026.2

16

EXECUTION VERSION

Two Degrees Networks Limited as Borrower and Guarantor by:

....	....
Signature of director	Signature of director
Erik Mickels	K. Vorgang
Name of director (print)	Name of director (print)

TDNG No. 1 Limited as Guarantor by:

....	....
Signature of director	Signature of director
Erik Mickels	K. Vorgang
Name of director (print)	Name of director (print)

TDRG Limited as Guarantor by:

....	....
Signature of director	Signature of director
Erik Mickels	K. Vorgang
Name of director (print)	Name of director (print)

5831026.2

17

EXECUTION VERSION

Issuing Bank

Bank of New Zealand as Initial Issuing Bank by, and in the presence of:

....	....
Signature of director/authorised person	Signature of director/authorised person
....	....
Name of director/authorised person (print)	Name of director/authorised person (print)
....	
Witness to both signatures	
....	Refer to page 19 for execution.
Name of witness (print)	
....	
Occupation	
....	
City/town of residence	

5831026.2

18

EXECUTION VERSION

Remaining Lenders

Bank of New Zealand as Lender and Initial Issuing Bank by, and in the presence of:

....	....
Signature of director/authorised person	Signature of director/authorised person
Kyle Roderick Berryman Client Director	Julie Condron
....	....
Name of director/authorised person (print)	Name of director/authorised person (print)

Helen Huang
....
Witness to both signatures

Helen Huang
....
Name of witness (print)

Bank officer
....
Occupation

Auckland
....
City/town of residence

5831026.2

19

bnz

CERTIFICATE OF NON-REVOCATION
OF POWER OF ATTORNEY

We, **Kyle Roderick Berryman** , Client Director

and **Julie Condron** , Associate Director

both of Auckland, New Zealand, Bank Officers, certify:

1. That by deed dated 8 May 2015, Bank of New Zealand, of Level 4, 80 Queen Street, Auckland, New Zealand, appointed us its attorneys.

2. A copy of the deed is deposited with Land Information New Zealand under number PA 10097085.1.

3. That we have not received notice of any event revoking the power of attorney.

SIGNED at Auckland this 6th day of February 2020

Kyle Roderick Berryman

SIGNED at Auckland this 6th day of February 2020

Julie Condron

EXECUTION VERSION

ING Bank N.V., Singapore Branch as Lender
by, and in the presence of:

....
Signature of director/authorised person

Krishna Suryanarayanan
....
Name of director/authorised person (print)

....
Witness to both signatures

Johannes Kaup
....
Name of witness (print)

Banker
....
Occupation

Singapore
....
City/town of residence

....
Signature of director/authorised person

Paul Verwijmeren
....
Name of director/authorised person (print)

5831026.2

20

EXECUTION VERSION

Hamburg Commercial Bank

Hamburg Commercial Bank AG

Hamburg Commercial Bank AG as Lender by, and in the presence of:

钱 珺

Signature of director/authorised person

Jun Qian

Name of director/authorised person (print)

Witness to both signatures

Marco Lorenzen

Name of witness (print)

Analyst

Occupation

Hamburg

City/town of residence

Signature of director/authorised person

Doerk Kleine-Berkenbusch

Name of director/authorised person (print)

5831026.2

21

EXECUTION VERSION

Hua Ying Management Co. Limited as Lender
by, and in the presence of:

. . . .
Signature of director/authorised person

Zhang Hengan

. . . .
Name of director/authorised person (print)

张晓蕾
. . . .
Signature of witness

Zhang Xiaolei

. . . .
Name of witness (print)

Financing Manager

. . . .
Occupation

Shen Zhen

. . . .
City/town of residence

5831026.2

22

EXECUTION VERSION

NEC Capital Solutions Limited as Lender by,
and in the presence of:

....	....
Signature of director/authorised person	Signature of director/authorised person
....	....
Name of director/authorised person (print)	Name of director/authorised person (print)

....
Witness to both signatures

....
Name of witness (print)

....
Occupation

....
City/town of residence

東京都港区港南二丁目15番3号
NECキャピタルソリューション株式会社
代表取締役 今関智雄

Tomoo Imazeki, President

5831026.2

23

8518763 S

印鑑証明書

会社法人等番号	0104−01−021784
商　　号	NECキャピタルソリューション株式会社
本　　店	東京都港区港南二丁目15番3号
	代表取締役　　今関智雄
	昭和34年　3月24日生

これは提出されている印鑑の写しに相違ないことを証明する。

令和　元年11月　1日

東京法務局港出張所

登記官　　　　高　野　晃

整理番号　ワ121075

8518763 S

[Translation]

Certificate of Seal Impression

(Seal)

Corporate Number:	0104-01-021784
Trade Name:	NEC Capital Solutions Limited
Principal Office:	15-3, Konan 2-chome, Minato-ku, Tokyo
	Tomoo Imazeki, Representative Director
	Date of Birth: 24 March 1959

I hereby certify that this is a copy of the submitted seal impression.

November01, 2019
Akira Takano, Registrar (seal)
Tokyo Legal Affairs Bureau, Minato Branch

Reference No: ワ 121075

EXECUTION VERSION

Taipei Fubon Commercial Bank Co., Ltd. as Lender by, and in the presence of:

....
Signature of director/authorised person

Chan Chi Wang, Michael
Name of director/authorised person (print)

....
Witness to signature

Tseung Man Ling, Ling
Name of witness (print)

Assistant
Occupation

Hong Kong
City/town of residence

5831026.2

25

EXECUTION VERSION

Security Trustee

Bank of New Zealand as Security Trustee by, and in the presence of:

....
Signature of director/authorised person

Ian Peter Johnson
....
Name of director/authorised person (print)

....
Signature of director/authorised person

Emily Rachel Toomey
....
Name of director/authorised person (print)

....
Witness to both signatures

....
Name of witness (print)

.... SG Ryder ....
Occupation Solicitor, Auckland

....
City/town of residence

5831026.2

26

bnz

CERTIFICATE OF NON-REVOCATION
OF POWER OF ATTORNEY

We, **Ian Peter Johnson** , Director

and **Emily Rachel Toomey** , Associate Director

both of Auckland, New Zealand, Bank Officers, certify:

1. That by deed dated 8 May 2015, Bank of New Zealand, of Level 4, 80 Queen Street, Auckland, New Zealand, appointed us its attorneys.

2. A copy of the deed is deposited with Land Information New Zealand under number PA 10097085.1.

3. That we have not received notice of any event revoking the power of attorney.

SIGNED at Auckland this 6th day of February 2020

Ian Peter Johnson

SIGNED at Auckland this 6th day of February 2020

Emily Rachel Toomey

EXECUTION VERSION

Facility Agent

Bank of New Zealand as Facility Agent by, and in the presence of:

....
Signature of director/authorised person

Ian Peter Johnson
....
Name of director/authorised person (print)

....
Witness to both signatures

....
Name of witness (print)

SG Ryder
Solicitor, Auckland
....
Occupation

....
City/town of residence

....
Signature of director/authorised person

Emily Rachel Toomey
....
Name of director/authorised person (print)

5831026.2

27

EXECUTION VERSION

Mandated Lead Arranger

ING Bank N.V., Singapore Branch by, and in the presence of:

....
Signature of director/authorised person

Krishna Suryanarayanan
....
Name of director/authorised person (print)

....
Witness to both signatures

Johannes Kaup
....
Name of witness (print)

Banker
....
Occupation

Singapore
....
City/town of residence

....
Signature of director/authorised person

Paul Verwijmeren
....
Name of director/authorised person (print)

5831026.2

28